As filed with the Securities and Exchange Commission on August 7, 2006.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CLAYMONT STEEL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3312	20-2928495
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4001 Philadelphia Pike

Claymont, Delaware 19703

(302) 792-5400

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Allen Egner

Claymont Steel Holdings, Inc.

4001 Philadelphia Pike

Claymont, Delaware 19703

(302) 792-5450

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Kimberly A. Taylor, Esq. Morgan, Lewis & Bockius LLP One Oxford Centre Thirty-Second Floor Pittsburgh, Pennsylvania 15219 (412) 560-3300 Fax: (412) 560-7001	Ronald S. Brody, Esq. Mayer, Brown, Rowe & Maw LLP 1675 Broadway New York, New York 10019 (212) 506-2500 Fax: (212) 262-1910

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock par value $0.001 per share	$115,000,000	$12,305

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes amounts attributable to shares of common stock that may be purchased by the underwriter to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST     , 2006

Claymont Steel Holdings, Inc.

                 Shares

Common Stock

Claymont Steel Holdings, Inc. is offering             shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We intend to apply to list our shares of common stock on the Nasdaq Global Market under the symbol “PLTE.” We anticipate that the initial public offering price will be between $             and $             per share.

Investing in our common stock involves risks.

See “Risk Factors” beginning on page 11.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Claymont Steel Holdings, Inc.	$	$

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.I.G. Capital LLC, Inc., our principal stockholder, has granted the underwriter a 30-day option to purchase up to an additional             shares of common stock to cover over-allotments.

The underwriter expects to deliver shares of common stock to purchasers on or about     , 2006.

Jefferies & Company

The date of this Prospectus is                 , 2006.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, the “Company,” “we,” “us,” and “our” refer to Claymont Steel Holdings, Inc., a Delaware corporation and the issuer of our common stock, our subsidiary Claymont Steel, Inc. (formerly CitiSteel USA, Inc.) and its subsidiary CitiSteel PA, Inc., the term “Holdings” refers solely to Claymont Steel Holdings, Inc. and the term “Claymont Steel” refers solely to Claymont Steel, Inc.

i

PROSPECTUS SUMMARY

This summary highlights certain information concerning our business and this offering contained elsewhere in this prospectus. This summary is not complete and it does not contain all of the information that may be important to you and to your investment decision. You should carefully read the entire prospectus, including “Risk Factors,” our financial statements, the notes to our financial statements and the other financial information appearing elsewhere in this prospectus before deciding to invest in our common stock.

Our Company

We are the only non-union mini-mill focused on the manufacture and sale of custom discrete steel plate in North America. Our business is customer service oriented in that we focus on small order quantities, short lead times and non-standard dimensions. This orientation, along with our superior product quality, differentiates us from both commodity steel plate manufacturers and our only direct competitor in the custom discrete steel plate market. Our specialized manufacturing capabilities enable us to efficiently provide steel plate in non-standard dimensions to customers with distinct product and service needs. Our production capabilities are complemented by our knowledgeable sales force, meticulous quality assurance process, flexible scheduling system and reliable product delivery. Our ability to provide custom sizes, superior customer service, small order quantities and short lead times allows us to obtain premium pricing as compared to commodity steel plate manufacturers and has also garnered us the number one ranking in end-user customer satisfaction in the steel plate industry every year since 2001 according to surveys conducted by Jacobson & Associates, a recognized steel industry consulting firm.

We have the capacity to produce over 500,000 tons of steel plate annually, and we believe that we are a low cost producer of custom discrete steel plate in our primary target market. Our well-maintained facility in Claymont, Delaware conducts a full range of steel-making activities, utilizing an electric arc furnace, slab caster and rolling mill. In 2001, we transitioned our business focus from producing commodity steel plate to producing primarily higher-margin custom discrete steel plate and being customer service oriented. Following the implementation of these initiatives, which included an upgrade and reorientation of our facility, equipment, processes and sales and customer service staff, we have increased our total shipments, custom discrete steel plate shipments and direct sales to end-users, as detailed in the table below.

	Year Ended December 31,		Thirteen Weeks Ended
Tons Shipped:	2001	2005	April 2, 2005	April 1, 2006
Total	296,839	336,611	82,798	99,239
Product Mix:
Custom Steel Plate	145,451	240,570	59,967	68,090
Commodity Steel Plate	151,388	96,041	22,831	31,149
Customer Mix:
End-Users	100,925	188,264	44,378	55,195
Service Centers	195,914	148,347	38,420	44,044

We have a loyal customer base and a high level of customer retention. Our customer base includes, among others, service centers, bridge fabricators, tool and die manufacturers, railcar manufacturers and general fabricators. As a result of our niche focus, commitment to customer service and high quality products, we estimate that we have been able to capture approximately 20% of the custom discrete steel plate market in our core markets east of the Rocky Mountains.

Market Opportunity

We believe that the supply and demand dynamics in the custom discrete steel plate market will continue to be attractive. The end-markets for custom discrete steel plate are widely varied and include bridges, tools and dies, railcars, oil and gas pipe, heavy equipment, telecommunications towers and other industrial applications. Many of these markets have exhibited robust demand in recent years, driving strong demand for steel plate that is expected to continue through 2008. Bridge fabricators, for example, are expected to increase their orders significantly over the next five years due to the passage of the latest Federal transportation act and highway spending bill. Demand for steel plate used in the replacement and expansion of oil and gas pipelines is also expected to increase significantly in coming years. We believe that the strength and diversity of these end-markets are largely responsible for the steady growth in demand for custom discrete steel plate. While the demand for steel plate is expected to remain strong, production capacity in the North American market is expected to remain constant as no new steel plate capacity is currently planned. Further, importers of steel plate have difficulty competing in the custom product, small quantity, short lead time market that we target.

We are pursuing opportunities to provide our customers with additional value-added services to increase our profitability per ton for custom discrete steel plate. For example, in 2005 we began providing our customers with custom plate burning, which consists of cutting plate into configured shapes and sizes to meet customer needs. Custom-burned plate sells at a premium in excess of $250 per ton to discrete steel plate based on market prices in April 2006. Custom plate burning has traditionally been performed by service centers or by customers in-house. However, burning configured parts at our mill benefits both us and the customer because the significant amount of high-grade scrap that results from the process can be reinserted directly into our melt shop, while resulting in a lower cost to the customer by eliminating the freight and handling costs and mark-up associated with shipping this excess steel to the processing location, then to a scrap dealer and then back to the mill. Similar opportunities exist to produce heat treated plate, another value-added service commonly requested by customers. These value-added services appeal to customers who prefer to purchase steel plate from a single supplier that has the ability to provide manufacturing, burning and treatment options to meet their specifications.

Business Strengths

We believe that we have the following competitive strengths:

•	Niche Market Focus with Limited Competition. We focus specifically on serving customers with distinct needs in the discrete steel plate market. Our products are delivered in a more timely fashion, with less lead time and provide more value to our customers than non-standard sizes purchased from manufacturers with a broader focus. Custom sizes comprise approximately 69% of our production, which limits our primary competition to a single integrated (i.e. non-mini-mill) producer that is focused principally on serving the commodity steel plate market. In addition, substantially all of the steel plate imported to the United States is in standard sizes and therefore does not compete directly with the majority of our products.

•	Production Facility Optimized for Low Cost Production in Market Niche. Our well-maintained production facility is specifically configured to produce steel plate in non-standard dimensions, in small order quantities and with short lead times. Unlike continuous mills, which are focused on high-volume, continuous runs of commodity plate, our mill is designed to give us the flexibility to schedule individual orders efficiently. Our rolling mill produces thicker, wider and longer plate than that produced by commodity plate manufacturers and our plant is well-suited for rapid custom order throughput. We believe our mill configuration allows us to be a low-cost producer in our target market.

•	Non-Union Workforce. Our non-union workforce provides us significant cost and flexibility advantages. Unlike mills that employ unionized labor, we are able to optimize our headcount to run as efficiently as possible. Many of our skilled workers can perform multiple job functions, allowing for flexibility and rapid changes in production schedules, which we believe would not be possible under many union contracts. In addition, our employees are promoted and rewarded based on performance, which allows us to attract and retain the best employees in key positions.

•	Focus on Superior Customer Service. We believe we provide the highest level of customer service and employ the most knowledgeable sales force in the industry. According to Jacobson & Associates, we have ranked first in end-user customer satisfaction among all North American producers of steel plate every year since 2001. An important differentiating component in providing high-quality service is our highly-trained salespeople, who spend significant time collaborating with our customers.

•	Loyal and Diverse Customer Base. We have a very strong base of key customers, with no single customer accounting for more than 7% of our sales, and our top 15 customers accounting for 40% of our sales, in 2005. These key customers have an average tenure with us of more than ten years.

•	Low Cost Scrap Sourcing. We believe that our scrap sourcing practices and our scrap-rich geographic location enable us to purchase steel scrap at significantly lower prices than many other steel producers. Because we buy smaller quantities of scrap and can accommodate a wide range of scrap grades, we believe we have a significant advantage in securing low-cost scrap. In addition, our proximity to scrap yards in the Delaware Valley provides us great selection, low pricing and inexpensive delivery of our scrap. We believe we realized an average cost advantage over larger steel plate producers of approximately $12 per scrap ton since 2004.

•	Significant Barriers to Entry. There are significant barriers to entry to our market niche primarily due to market conditions in the custom steel plate industry, as well as regulatory constraints which we believe restrict the ability to build new facilities or add additional capacity to existing facilities. At this time, there is no new steel plate capacity expected to come online in the United States. In addition, the plants of many of our larger competitors are optimized for producing standard size plate and do not have the additional capacity or the infrastructure to enter the custom market.

•	Experienced Management Team. We have a strong management team with significant experience in the steel industry. On average, our management team has over 29 years of experience in the steel industry and is led by our Chief Executive Officer, Jeff Bradley, who, prior to joining us, spent 22 years with Worthington Industries, a steel processing and steel products company with approximately $3.0 billion in annual revenue. Members of our management team were responsible for engineering our transition to a custom, service-oriented mini-mill and have a strong track record of driving continuous improvement in the business.

Business Strategy

We intend to profitably grow our business by pursuing the following strategies:

•	Expand Into New Markets. We believe that identifying and entering new markets is critical for our continued growth. We recently entered the Western market which we believe to be underserved particularly for “Buy American” contracts. Under “Buy American” programs, federal or state projects that have been granted federal funds require contractors to purchase materials that are manufactured domestically. Oregon Steel is the major competitor in the Western market and it sources a significant portion of its slabs from foreign sources which disqualifies the resulting plate from “Buy American” contracts. Sales in this region have grown from 6,000 tons in 2004 to 14,000 tons in 2005 and over 11,000 tons in the first quarter of 2006. We expect to ship over 40,000 tons to this market by 2008. We have also entered the specialty segment of the growing oil and gas steel pipe market in 2005 and sold approximately 4,900 tons.

•

Expand Higher Margin, Value-Added Service Offerings.  We plan to continue to expand our custom plate burning service offering, which consists of cutting plate into configured shapes and sizes to meet specific customer requirements. This is a high value-added service that eliminates the need for our customers to purchase their plate from service centers or burn plate themselves in-house. In 2005, we sold approximately 3,200 tons of custom-burned plate parts at a selling price of approximately $1,100 per ton (an average premium of $320 over commodity plate prices) and expect to sell 30,000 tons annually by 2008. In addition to custom burning, other opportunities exist to provide value-added services such as producing heat treated plate. Increasing this higher-margin business would enable us to increase profitability without the need to increase production capacity.

•	Increase Mill Capacity and Production Efficiency. We increased our annual mill production capacity from 300,000 tons in 2001 to over 350,000 tons in 2004 (on a three shifts basis) with no additional headcount or labor hours and no significant capital investment. This increase was largely due to process improvements such as increasing our overall yield of finished steel plate from melt shop input from 71% to 73%, reducing the rejection rate from 7% to less than 0.5%, and significantly reducing mill downtime. Since July of 2005, we have implemented over $10.0 million of capital improvements, significantly overhauled the plant maintenance organization, and added a fourth crew to reduce overtime costs. Based on these improvements, we believe our total current plate mill capacity is in excess of 500,000 tons per year and that we have meaningfully reduced our manufacturing costs per ton. Additionally, we have identified other opportunities to increase capacity in our melt shop and plate mill and have identified cost reduction opportunities that are expected to generate approximately $3.0 million of incremental annual cost savings by the end of 2007.

•	Further Penetrate Existing Markets. We believe that we have the opportunity to gain additional share in our current markets. Management has identified a list of target accounts that buy steel plate from our competitors. We believe that we can service these customers’ needs more economically and effectively. Management is targeting selling an additional 20,000 tons to these targeted accounts by 2008.

Risk Factors

Our ability to execute our strategy is subject to numerous risks as discussed more fully in the “Risk Factors” section of this prospectus. These risks include: the cyclical nature of the steel industry and the industries we serve; the availability and cost of scrap, other raw materials and energy; the level of global demand for steel; the level of imports of steel into the United States; excess global steel capacity and the availability of competitive substitute materials; intense competition in the steel industry; currency fluctuations; environmental regulations; work stoppages and equipment failures; and the loss of key personnel.

Any of these risks could adversely affect our financial condition and results of operations. Investment in our common stock involves risks. You should read and consider carefully the information set forth in “Risk Factors” and all other information set forth in this prospectus, before deciding whether to invest in our common stock.

Our Principal Stockholder

Upon completion of this offering, H.I.G. Capital LLC, Inc. will control approximately             shares of our common stock (representing        % of all common stock outstanding), or              shares of our common stock or         % (representing        % of all common stock outstanding) if the underwriter exercises its over-allotment option in full. H.I.G. Capital is a Miami, Florida based private equity firm managing more than $2.0 billion in equity capital. H.I.G. Capital seeks to acquire market leading firms with annual revenues between $25.0 and $500.0 million. Since its founding in 1993, H.I.G. Capital has acquired more than 50 companies with combined revenues in excess of $5.0 billion. H.I.G. Capital’s investors include leading financial institutions, insurance companies, university endowments and pension funds in the United States and Europe.

Recent Developments

On July 6, 2006, Holdings issued $75.0 million aggregate principal amount of Senior Secured Pay-In-Kind Notes due 2010, or the Holdings Notes. The Holdings Notes are Holdings’ senior secured obligations and are secured by substantially all of Holdings’ assets, which are principally the stock of Claymont Steel. Interest on the Holdings Notes accrues at an annual rate of 15.0%. Interest is payable semiannually in arrears on April 1 and October 1 commencing on April 1, 2007. Holdings may, for the first two interest payment dates only (April 1 and October 1, 2007), in lieu of paying cash, pay interest by the issuance of additional 15.0% Senior Secured Pay-In-Kind Notes due 2010 having an aggregate principal amount equal to the amount of interest due and payable. Holdings paid a $71.7 million dividend to its equity holders on July 13, 2006 from the proceeds of the note issuance.

Corporate Information

Holdings was incorporated in Delaware in May 2005 as H.I.G. SteelCo Holdings, Inc. In June 2006, H.I.G. SteelCo Holdings, Inc. was renamed CitiSteel USA Holdings, Inc. and in August 2006 was renamed Claymont Steel Holdings, Inc. Holdings’ primary asset is 100% of the capital stock of Claymont Steel, through which we operate our business. Our principal offices are located at 4001 Philadelphia Pike, Claymont, Delaware 19703-2794. We can be reached by phone at (800) 677-3769 and our website address is www.citisteel.com. Information on our website is not a part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after the offering	shares

Common stock offered by selling stockholders	shares (if the underwriter exercises its over-allotment option)

Use of proceeds

We estimate that our net proceeds from the offering will be approximately $        million (based on an assumed initial public offering price of $         per share, the midpoint of the estimated price range shown on the front cover of this prospectus). We intend to use these net proceeds to repurchase the Holdings Notes, at a price in cash equal to 110% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase, to the extent holders of the Holdings Notes require us to do so pursuant to the indenture governing such notes. We may use the remaining proceeds (i) to otherwise redeem the Holdings Notes at a price in cash equal to 110% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, (ii) to redeem a portion of Claymont Steel’s $172.0 million aggregate principal amount of Senior Secured Floating Rate Notes due 2010 pursuant to the indenture governing those notes at a price in cash equal to 103% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, or (iii) for other general corporate purposes including working capital and capital expenditures. See “Use of Proceeds.”

Proposed Nasdaq Global Market Symbol	“PLTE”

Dividend policy	Although we have paid cash dividends in the past, we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

H.I.G. Capital LLC, Inc., which holds             shares, or        % of our shares of common stock outstanding, prior to this offering, has granted the underwriter a 30-day option to purchase up to an additional             shares of common stock to cover over-allotments.

Unless we specifically state otherwise, the information in this prospectus:

•	assumes that our common stock will be sold at $ per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus;

•	assumes that the underwriter will not exercise its over-allotment option; and

•	gives effect to a to stock split that will occur prior to this offering.

The number of shares of our common stock to be outstanding after this offering is based on             shares outstanding as of July 1, 2006, including 6,712 shares of restricted stock issued to our Chief Executive Officer, of which 1,678 shares are currently vested. See “Certain Relationships and Related Party Transactions.”

Summary Historical and Pro Forma

Financial and Operating Data

On June 10, 2005, in accordance with the terms of a stock purchase agreement entered into on April 29, 2005, we acquired Claymont Steel. Pursuant to the stock purchase agreement, our wholly owned subsidiary, H.I.G. SteelCo, Inc., purchased all of the outstanding capital stock of Claymont Steel from CITIC USA Holding, Inc. for $74.4 million plus working capital and other adjustments. Immediately following the closing of the transactions contemplated by the stock purchase agreement, H.I.G. SteelCo, Inc. was merged with and into Claymont Steel. Following this merger, we became Claymont Steel’s sole stockholder. We refer to this transaction as the “Acquisition” in this prospectus.

In this “Summary Historical and Pro Forma Financial and Operating Data” section and in the other financial presentations contained in this prospectus, including in “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the audited and unaudited consolidated financial statements and accompanying notes included elsewhere in this prospectus, the terms the “Company,” “we,” “us,” and “our” refer to Holdings and its subsidiaries on a consolidated basis, the term “Claymont Steel” refers to Claymont Steel, Inc. and its subsidiary, the term “predecessor” refers to Claymont Steel and its subsidiary prior to its acquisition by Holdings, which we refer to as the Acquisition, and the term “successor” refers to Holdings and its subsidiaries subsequent to acquisition of Claymont Steel.

The following table presents summary historical and unaudited pro forma consolidated financial and operating data. The summary historical consolidated statement of operations data for each of the two years ended December 31, 2003 and 2004 and for the period from January 1 to June 9, 2005 has been derived from, and should be read together with, Claymont Steel’s audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The summary historical statement of operations data for the period from June 10, 2005 to December 31, 2005 has been derived from, and should be read together with, our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The summary historical consolidated statement of operations data for the thirteen weeks ended April 2, 2005 has been derived from Claymont Steel’s unaudited consolidated financial statements and accompanying notes, included elsewhere in this prospectus. The summary historical statement of operations data for the thirteen weeks ended April 1, 2006 and the balance sheet data as of April 1, 2006 has been derived from, and should be read together with, our unaudited consolidated financial statements and accompanying notes, included elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial data for the year ended December 31, 2005 has been derived from, and should be read together with “Unaudited Pro Forma Financial Data,” included elsewhere in this prospectus. The unaudited pro forma statement of operations data gives effect to the acquisition of Claymont Steel on June 10, 2005, the sale of the $172.0 million of Claymont Steel floating rate notes and the sale of the $75.0 million Holdings Notes as if they had occurred on January 1, 2005. See “Unaudited Pro Forma Financial Data.”

The pro forma data is not necessarily indicative of our financial position or results of operations that would have occurred had the Acquisition taken place on the dates indicated, nor is it indicative of future results.

In addition, you should read the following summary information in conjunction with “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.”

	Actual						Pro Forma
	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1 to June 9, 2005	June 10 to December 31, 2005	Thirteen Weeks Ended		Year Ended December 31, 2005
	2003	2004			April 2, 2005	April 1, 2006
	(dollars in thousands, except for other operating data and per share data)
Statement of Operations Data:
Sales	$108,510	$239,556	$128,687	$149,683	$72,269	$81,340	$278,370
Cost of sales	109,075	167,029	78,762	114,136	46,422	55,641	191,777
Selling and administrative expenses	5,579	8,303	2,535	8,041	1,298	2,750	11,599
Income (loss) from operations	(6,144)	64,224	47,390	27,506	24,549	22,949	75,594
Net income (loss)	(6,748)	41,969	30,035	10,885	15,714	11,386	28,085
Net income (loss) per share	$(6,748)	$41,969	$30,035	$10.89	$15,714	$11.39	$28.09

Other Operating Data:
Tons shipped	290,777	343,758	148,309	188,440	82,798	99,239	336,749
Sales per ton	$373	$697	$868	$794	$873	$820	$827

Other Financial Data:
Capital expenditures	$1,572	$1,638	$416	$5,926	$224	$4,394	$6,342
EBITDA(1)	(1,095)	69,108	49,206	29,286	25,875	23,736	78,153
Adjusted EBITDA(2)	(1,095)	69,108	49,206	43,307	25,875	23,736	92,174

	As of April 1, 2006	As Adjusted as of April 1, 2006(3)
Balance Sheet Data:
Cash and cash equivalents	$5,871
Investment securities	69,010
Accounts receivable, net	41,972
Inventories	38,921
Property, plant and equipment, net	18,666
Total assets	190,557
Total liabilities	209,385
Total stockholder’s deficit	(18,828)

(1)	EBITDA, which we define as earnings before interest (income) expense, net, income tax (benefit) expense, depreciation and amortization and Adjusted EBITDA, which we define as earnings before interest (income) expense, net, income tax (benefit) expense, depreciation and amortization as adjusted to remove purchase accounting charges related to the Acquisition are not measures of financial performance under GAAP. EBITDA does not represent and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our revolving credit facility, the Holdings Notes, or the Claymont Steel floating rate notes;

•	they do not reflect payments made or future requirements for income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; and

•	because not all companies use identical calculations, our presentations of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

We believe, however, that EBITDA and Adjusted EBITDA are a valuable measure of the operating performance of our business and can assist in comparing our performances on a consistent basis without regard to depreciation and amortization. We believe that EBITDA and Adjusted EBITDA are useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use it as a measure of financial performance and debt service capabilities;

•	it facilitates our management in measuring operating performance of our business because it assists us in comparing our operating performance on a consistent basis since it removes the impact of items not directly resulting from our operations;

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures; and

•	it is used by our board of directors and management for determining certain management compensation targets and thresholds.

(2)	The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net income (loss):

	Actual						Pro forma
	Predecessor			Successor	Predecessor	Successor
	Year Ended				Thirteen Weeks Ended
	2003	2004	January 1 to June 9, 2005	June 10 to December 31, 2005	April 2, 2005	April 1, 2006	Year Ended December 31, 2005
	(dollars in thousands)
Net income (loss)	$(6,748)	$41,969	$30,035	$10,885	$15,714	$11,386	$28,085
Interest (income) expense, net	897	521	(228)	10,664	(89)	4,969	31,189
Income tax (benefit) expense	(147)	21,881	17,583	6,058	8,924	6,733	16,421
Depreciation & amortization(i)	4,903	4,737	1,816	1,679	1,326	648	2,458
EBITDA	(1,095)	69,108	49,206	29,286	25,875	23,736	78,153
Charge to cost of sales(ii)	—	—	—	14,021	—	—	14,021

Adjusted EBITDA	$(1,095)	$69,108	$49,206	$43,307	$25,875	$23,736	$92,174

(i)	Depreciation and amortization includes depreciation on fixed assets and amortization of intangible assets. Amortization of deferred financing costs is added back to net income as part of interest expense.
(ii)	Represents a $14.0 million charge to cost of sales to account for a non-recurring inventory adjustment related to the write up of finished goods to fair value, as required under purchase accounting for the Acquisition, and the subsequent charge to cost of sales for the portion of finished goods sold during the June 10, 2005 to December 31, 2005 period.

(3)

The as adjusted balance sheet data as of April 1, 2006 gives effect to the issuance of $75 million aggregate principal amount of the Holdings Notes, the payment of approximately $71.7 million of dividends to our equity holders from the proceeds therefrom and the consummation of this offering as if they had occurred on April 1, 2006. Any increases or decreases in the estimated net proceeds received by us in this offering will change the amount of proceeds available for us to repay indebtedness or use for general corporate purposes. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, would increase (decrease) our stockholders’ equity (deficit), assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase of one million shares, to a total of         million shares offered, would increase our pro forma stockholders’ equity (deficit) (assuming an initial public offering price of $         per share). Similarly, a decrease of one million shares, to a total of million shares offered, would decrease our stockholders’ equity (deficit) (assuming an initial public offering price of $         per share).

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information contained in this prospectus before making an investment decision. The risks described below are not the only ones facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations or liquidity. Any of the following risks could materially adversely affect our business, financial condition, results of operations or liquidity. In such event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Our level of production and our sales and earnings are subject to significant fluctuations as a result of the cyclical nature of the steel industry and the industries we serve.

The price of steel and steel products may fluctuate significantly due to many factors beyond our control. This fluctuation directly affects the levels of our production and our sales and earnings. The steel industry is highly cyclical, influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. dollar, worldwide production capacity, levels of steel imports and applicable tariffs, as well as general economic conditions and the condition of certain other industries. The demand for steel products is generally affected by macroeconomic fluctuations in the United States and global economies in which steel companies sell their products. Future economic downturns, stagnant economies or currency fluctuations in the United States or globally could decrease the demand for our products or increase the amount of imports of steel into the United States, either of which would decrease our sales, margins and profitability.

In addition, a disruption or downturn in the construction, oil and gas, durable goods, agricultural, commercial equipment, shipbuilding, bridge fabrication or rail transportation industries could negatively impact our financial condition, production, sales, margins and earnings. We are also particularly sensitive to trends and events, including strikes and labor unrest, that may impact these industries. These industries are significant markets for our products and are themselves highly cyclical.

Any decrease in the availability, or increase in the cost, of scrap, other raw materials and energy could materially reduce our earnings.

Our operation depends heavily on the availability of various raw materials and energy resources, including scrap metal, natural gas, electricity, and alloys. The availability of raw materials and energy resources may decrease and their prices are likely to be volatile as a result of, among other things, changes in overall supply and demand levels and new laws or regulations. Disruption in the supply of our raw materials or energy resources could temporarily impair our ability to manufacture some of our products or require us to pay higher prices in order to obtain these raw materials or energy resources from other sources. If our raw material or energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and lower our earnings.

Our principal raw material is scrap metal derived primarily from junked automobiles, industrial scrap, railroad cars, railroad track materials and demolition scrap from obsolete structures, containers and machines. The prices for scrap are subject to market forces largely beyond our control, including demand by U.S. and international steel producers, freight costs and speculation. The prices for scrap have varied significantly, may vary significantly in the future and do not necessarily fluctuate in tandem with the price of steel. Since the latter part of 2003 through the present, the price of scrap has risen sharply, largely as a result of foreign scrap demand (particularly from China). If we are unable to pass on the cost of higher scrap prices to our customers we will be less profitable. We may not be able to adjust our product prices, especially in the short term, to recover the costs of increases in scrap prices. Moreover, integrated steel producers are not as dependent as we are on scrap as a part of their raw material melt mix, which, during periods of high scrap costs relative to the cost of blast furnace iron used by the integrated producers, gives them a raw material cost advantage over mini-mills.

Natural gas and electric power are the primary energy resources used at our facility. Prices for natural gas and electricity have fluctuated in recent years. We do not have a long-term supply contract for electricity. Although we continue to evaluate our energy costs and consider ways to factor energy costs into our pricing, energy prices may increase further, which could adversely affect our production costs, competitive position and results of operations. A substantial and prolonged increase in energy costs could have an adverse effect on our margins, earnings and cash flow.

A decrease in the global demand for steel, particularly from China, could have a material adverse effect on global steel pricing and could result in increased steel exports into the United States, which may negatively impact our sales, margins and profitability.

A significant factor in the worldwide strengthening of steel pricing over the past several years has been the explosive growth in Chinese steel consumption, which has vastly outpaced that country’s manufacturing capacity to produce its own steel needs. This increased demand has resulted in China becoming a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A combination of a slowdown in China’s economic growth rate and its consumption of steel, coupled with its own expansion of steelmaking capacity, could result in a substantial weakening of both domestic and global steel demand and steel pricing. Should Chinese demand weaken, China might not only become a net exporter of steel but many Asian and European steel producers whose steel output currently feeds China’s steel import needs could find their way into the domestic market, through increased steel imports, thus causing an erosion of margins and a reduction in pricing.

In the recent past, imports of steel into the United States have adversely affected, and may again adversely affect, U.S. steel prices, which would impact our sales, margins and profitability.

Excessive imports of steel into the United States have in recent years exerted, and may again in the future, exert downward pressure on U.S. steel prices and significantly reduce our sales, margins and profitability. According to the American Iron and Steel Institute, imports of steel mill products into the United States constituted 25.5%, 25.9%, and 19.3% of the domestic steel market supply for 2005, 2004, and 2003 respectively.

U.S. steel producers compete with many foreign producers. Competition from foreign producers is typically strong and periodically exacerbated by weakening of the economies of certain foreign steelmaking countries, while also being further intensified during periods when the U.S. dollar is strong relative to foreign currencies. Economic difficulties in these countries or a reduction in demand for steel produced by these countries tends to encourage greater steel exports to the United States at depressed prices.

In addition, we believe the downward pressure on, and periodically depressed levels of, U.S. steel prices in some recent years has been further exacerbated by imports of steel involving dumping and subsidy abuses by foreign steel producers. Some foreign steel producers are owned, controlled or subsidized by foreign governments. As a result, decisions by these producers with respect to their production, sales and pricing are often influenced to a greater degree by political and economic policy considerations than by prevailing market conditions, realities of the marketplace or consideration of profit or loss. For example, between 1998 and 2001, when imports of hot-rolled and cold-rolled products increased dramatically, domestic steel producers were adversely affected by unfairly priced or “dumped” imported steel. Even though various protective actions taken by the U.S. government during 2001, including the enactment of various steel import quotas and tariffs, resulted in an abatement of some steel imports during 2002 and 2003, these protective measures were only temporary. Many foreign steel manufacturers were granted exemptions from the application of these measures and President Bush, in December 2003, rescinded a substantial part of these protective measures, the so-called Section 201 tariffs, as a result of a November 10, 2003 World Trade Organization ruling declaring that the tariffs on hot-rolled and cold-rolled finished steel imports violated global trade rules, and as a result of economic and political pressures from foreign governments, including threats of retaliatory tariffs on U.S. exports. Moreover, there are products and countries that were not covered by these protective measures, and imports of these exempt products or of products from these countries may have an additional adverse effect upon our revenues and income. In any event, when any of these remaining measures expire or if they are further relaxed or repealed, or if increasingly higher U.S. steel prices enable foreign steelmakers to export their steel products into the United States, even with the presence of duties or tariffs, the resurgence of substantial imports of foreign steel could again create downward pressure on U.S. steel prices.

Excess global capacity and the availability of competitive substitute materials have, at times, resulted in intense competition and may, in the future, cause downward pressure on prices.

Competition within the steel industry, both domestic and worldwide, is intense and is expected to remain so. We compete primarily on the basis of price, quality and the ability to meet customers’ product needs and delivery schedules. The highly competitive nature of the steel industry periodically exerts downward pressure on prices for our products. In the case of certain product applications, we and other steel manufacturers compete with manufacturers of other materials, including plastic, aluminum, graphite composites, ceramics, glass, wood and concrete. The global steel industry is generally characterized by overcapacity, which can have a negative impact on domestic steel prices. This overcapacity has sometimes resulted in high levels of steel imports into the United States exerting downward pressure on domestic steel prices and resulting in, at times, a dramatic reduction in, or in the case of many steel producers, the elimination of, gross margins.

Fluctuations in the relative value of the U.S. dollar and foreign currencies may negatively impact our sales, margins and profitability.

The value of the U.S. dollar against foreign currencies has been generally in decline since 2001. This weakness in the U.S. dollar has contributed to a decrease in foreign steel imports, which has decreased competition for U.S. steel manufacturers and helped to sustain or increase domestic steel prices. If the value of the U.S. dollar strengthens against foreign currencies, steel imports to the United States may increase and put downward pressure on steel prices, which may adversely affect our sales, margins and profitability.

Environmental regulation imposes substantial costs and limitations on our operations.

The risks of substantial costs and liabilities related to compliance with environmental laws and regulations are an inherent part of our business. We are subject to various federal, state and local environmental, health and safety laws and regulations concerning such issues as air emissions, wastewater discharges, solid and hazardous waste handling and disposal, and the investigation and remediation of contamination. These laws and regulations are increasingly stringent. It is possible that future conditions may create substantial environmental compliance or remediation liabilities and costs. For example, our steelmaking operations produce certain waste products, such as electric arc furnace dust, which are classified as hazardous waste and must be properly disposed of under applicable environmental laws. These laws can impose clean-up liability on generators of hazardous waste and other substances that are disposed of either on or off-site, regardless of fault or the legality of the disposal activities. Other laws may require us to investigate and remediate contamination at our properties, including contamination that was caused in whole or in part by previous owners of our properties. While we believe that we can comply with environmental legislation and regulatory requirements and that the costs of doing so have been included within our budgeted cost estimates, it is possible that such compliance will prove to be more limiting to our operations and more costly than anticipated. In addition to potential clean-up liability, we may become subject to substantial monetary fines and penalties for violation of applicable laws, regulations or administrative orders.

Work stoppages or unexpected equipment failures may lead to production curtailments or shutdowns.

Work stoppages or other slowdowns could significantly disrupt our operations, which could have a material adverse effect on our future operating results and financial condition. Our manufacturing processes are dependent upon critical pieces of steelmaking equipment, which may, on occasion, be out of service as a result of unanticipated failures. We have experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Interruptions in our production capabilities will inevitably increase our production costs, and reduce our sales and earnings for the affected period. In addition to equipment failures, our facility is subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Moreover, any interruption in production capability may require us to make significant capital expenditures to remedy the problem, which could have a negative effect on our profitability and cash flows. We may also sustain revenue losses in excess of any recoveries we make under any applicable business interruption insurance coverages we may have. In addition to such revenue losses, longer-term business disruption could result in a loss of customers, which could adversely affect our business, results of operations and financial condition.

Loss of key individuals could disrupt our operations and harm our business.

Our success depends, in part, on the efforts of certain key individuals, including the members of our senior management team. If, for any reason, our senior executives do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We may not be able to attract and retain additional qualified senior personnel as needed in the future. Failure to continue to attract these individuals at reasonable compensation levels could have a material adverse effect on our business, liquidity and results of operations. Although we do not anticipate that we will have to replace any of these individuals in the near future, the loss of the services of any of our key employees could disrupt our operations and have a material adverse effect on our business.

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

Holdings has no direct operations and no significant assets other than ownership of 100% of the stock of Claymont Steel, and the indirect ownership of 100% of the stock of CitiSteel PA, Inc. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, including our required obligations under the Holdings Notes, or to pay any dividends with respect to our common stock. Legal and contractual restrictions in Claymont Steel’s senior revolving credit agreement and the indenture governing Claymont Steel’s floating rate notes, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable us to repay our indebtedness or to pay any dividends on our common stock.

We have substantial level of indebtedness, and we have negative stockholders’ equity, which could adversely affect our financial condition and otherwise adversely impact our business and growth prospects.

We have a substantial amount of debt and we have negative stockholders’ equity. As of April 1, 2006, we have total indebtedness of approximately $243.6 million and stockholders’ deficit of $160 million, after giving effect to the issuance of the Holdings Notes and the use of proceeds therefrom. Our substantial level of indebtedness could have important consequences to you, including the following:

•	we must use a substantial portion of our cash flow from operations to pay interest on our other indebtedness, which will reduce the funds available to us for other purposes;

•	our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

•	our flexibility in reacting to changes in the industry may be limited and we could be more vulnerable to adverse changes in our business or economic conditions in general; and

•	we may be at a competitive disadvantage to those of our competitors who operate on a less leveraged basis.

Furthermore, the Claymont Steel floating rate notes and any borrowings under the Claymont Steel credit agreement bear interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced, our interest expense would significantly increase, and the risks related to our substantial indebtedness would intensify.

Our ability to generate cash flows from operations and to make scheduled payments on our indebtedness will depend on our future financial performance. Our future performance will be affected by a range of economic, competitive, legislative, operating and other business factors, many of which we cannot control, such as general economic and financial conditions in our industry or the economy at large. A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition, or other events could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations and prospects and our ability to service our debt and other obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying acquisitions and capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. We cannot assure you that any of these alternative strategies could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on the notes and our other indebtedness.

We urge you to consider the information under “Capitalization” and “Summary—Summary Historical and Pro Forma Financial and Operating Data” for more information on these matters.

The agreements governing our and our subsidiaries’ indebtedness impose significant operating and financial restrictions on us that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

The agreements governing our and our subsidiaries’ indebtedness contain covenants that restrict our ability and the ability of our subsidiaries to take various actions, such as:

•	incurring or generating additional indebtedness or issuing certain preferred stock;

•	making certain investments or acquisitions;

•	paying dividends on our capital stock or redeeming, repurchasing or retiring our capital stock or subordinated indebtedness or making other restricted payments;

•	selling or issuing capital stock of our current subsidiary and our future restricted subsidiaries;

•	entering into certain transactions with affiliates;

•	creating or incurring liens on our assets;

•	transferring or selling assets;

•	incurring dividend or other payment restrictions affecting certain of our existing and future subsidiaries; and

•	consummating a merger, consolidation or sale of all or substantially all of our assets.

These covenants limit our ability, and the ability of our subsidiaries, to engage in activities that may be in our long-term best interests. Our failure, and the failure of our subsidiaries, to comply with these covenants would result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness, and have a material adverse effect on our liquidity, financial condition and results of operations.

Risk Factors Relating to our Common Stock and the Offering

Our principal stockholder controls us and its interests may conflict with or differ from your interests as a stockholder.

After the consummation of this offering, our principal stockholder, H.I.G. Capital, will beneficially own approximately             % of our common stock, assuming the underwriter does not exercise its over-allotment option. If the underwriter exercises in full its over-allotment option, H.I.G. Capital will beneficially own approximately             % of our common stock. As a result, H.I.G Capital may exercise control over the outcome of stockholder votes, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation and the approval of significant corporate transactions such as mergers and the sale of substantially all of our assets. This concentration of ownership may also have the effect of delaying or preventing a change in the management or voting control of Holdings and the interests of those stockholders may not be aligned with yours. Our principal stockholder may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. A sale of a substantial number of shares of stock in the future by our principal stockholder or its affiliates could cause our stock price to decline.

We do not intend to pay dividends in the foreseeable future, and, because we are a holding company, we may be unable to pay dividends.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. In addition, the indenture governing the Holdings Notes restricts our ability to pay dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that the board of directors considers relevant. Furthermore, because we are a holding company, we depend on the cash flow of our subsidiaries, and the indenture governing the Claymont Steel floating rate notes and the Claymont Steel credit agreement impose restrictions on Claymont Steel’s ability to distribute cash to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Capital Stock—Common Stock.”

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution of your investment and may experience additional dilution in the future.

If you purchase shares of our common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will experience immediate and substantial dilution of $        per share, representing the difference between our pro forma net tangible book value after giving effect to this offering and the initial public offering price (assuming the mid-point of the range). In the future, we may also acquire other companies or assets, raise additional capital or finance other transactions by issuing equity which may result in additional dilution to you.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriter. Although we intend to apply to have our common stock quoted on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult to sell shares you purchase in this offering without depressing the market price for the shares, or at all.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for steel companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the level of imports of steel into the United States;

•	intense competition in the steel industry;

•	the cyclical nature of the steel industry and the industries we serve;

•	the level of global demand for steel;

•	the availability and cost of scrap, other raw materials and energy;

•	currency fluctuations;

•	environmental regulations;

•	labor costs;

•	equipment failures; and

•	loss of key personnel.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially.

Certain provisions in our charter documents and agreements and Delaware law may inhibit potential acquisition bids for us and prevent changes in our management.

Effective on the closing of this offering, our certificate of incorporation and bylaws will contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. Specific provisions in our certificate of incorporation will include:

•	our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

•	advance notice requirements for stockholder proposals and nominations; and

•	limitations on convening stockholder meetings.

As a result of these and other provisions in our certificate of incorporation, the price investors may be willing to pay in the future for shares of our common stock may be limited.

In addition, we will be subject to Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. See “Description of Capital Stock—Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law.”

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our stock, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.

Upon consummation of this offering, there will be                 shares of our common stock outstanding. All shares of our common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the “Securities Act.” The remaining                shares of our common stock outstanding, including the shares of common stock owned by H.I.G. Capital and certain of our management members, will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We, our directors and executive officers, and our existing stockholders have agreed to a “lock-up,” pursuant to which neither we nor they will sell any shares of our common stock without the prior consent of Jefferies & Company, Inc. for 180 days after the date of this prospectus. See “Underwriting.” Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. In addition, H.I.G. Capital will have the ability to cause us to register the resale of their shares. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules of the Securities and Exchange Commission and Nasdaq have imposed various new requirements on public companies, including changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage as we currently have.

Non-compliance with the Sarbanes-Oxley Act of 2002 could materially adversely affect us.

The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules which will require us to include in our annual reports on Form 10-K, beginning with the Form 10-K for the year ending December 31, 2007, an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on management’s assessment of the effectiveness of such internal controls over financial reporting. While we intend to diligently and thoroughly document, review, test and improve our internal controls over financial reporting in order to ensure compliance with Section 404 of the Sarbanes-Oxley Act, management may not be able to conclude that our internal controls over financial reporting are effective. Furthermore, even if management were to reach such a conclusion, if our independent auditors are not satisfied with the adequacy of our internal controls over financial reporting, or if the independent auditors interpret the requirements, rules and/or regulations differently than we do, then they may decline to attest to management’s assessment or may issue a report that is qualified. Any of these events could result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the price of our common stock.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and effective disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to retain the services of additional accounting and financial staff or consultants with appropriate public company experience and technical accounting knowledge to satisfy the ongoing requirements of Section 404.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include, the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend,” or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

•	the cyclical nature of the steel industry and the industries we serve;

•	the availability and cost of scrap, other raw materials and energy;

•	the level of global demand for steel;

•	the level of imports of steel into the United States;

•	excess global steel capacity and the availability of competitive substitute materials;

•	intense competition in the steel industry;

•	currency fluctuations;

•	environmental regulations;

•	work stoppages and equipment failures;

•	loss of key personnel; and

•	other factors described in this prospectus. See “Risk Factors.”

We believe the forward-looking statements in this prospectus are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

USE OF PROCEEDS

We estimate that our net proceeds from the offering, will be approximately $             million at an assumed initial public offering price of $             per share (the midpoint of the estimated price range shown on front cover of prospectus). We currently intend to use these net proceeds as follows:

•	approximately $ million to repay indebtedness, as follows:

•	up to $ million, to the extent holders of the Holdings Notes require us to do so pursuant to the indenture governing such notes; and

•	any portion of the $ million not used to repurchase the Holdings notes may be used to (i) otherwise redeem the Holdings Notes at a price in cash equal to 110% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any or (ii) $ million to repurchase the Claymont Steel floating rate notes, at a price in cash equal to 103% of the aggregate principal amount thereof, including accrued interest; and

•	approximately $ million for other general corporate purposes including working capital and up to $ million in capital expenditures.

The Holdings Notes accrue interest at a rate of 15.0% and mature on October 1, 2010. The proceeds of the Holdings Notes were used to pay a dividend to our stockholders. The Claymont Steel floating rate notes accrue interest at LIBOR plus 7.5% and mature on September 1, 2010. The interest rate for the interest payment on March 1, 2006 was 11.6% and is 12.6% for the payment period on September 1, 2006. The proceeds of the Claymont Steel floating rate notes were used to repay Claymont Steel indebtedness and to pay a dividend to Holdings which then paid a dividend to its stockholders.

Any increase or decrease in the estimated net proceeds received by us from this offering, will change the amount of proceeds available for us to repay indebtedness or use for general corporate purposes. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the mid-point of the range on the cover page of this prospectus) would increase (decrease) the estimated net proceeds to us by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of one million shares in the number of shares offered by us, to a total of              shares, would increase the net proceeds to us from this offering by approximately $             million and a decrease of one million shares in the number of shares offered by us, to a total of              million shares, would decrease the net proceeds to us from this offering by approximately $             million (in each case assuming an initial public offering price of $             per share).

DIVIDEND POLICY

On September 23, 2005, we paid a dividend to our stockholders of approximately $41.4 million from a portion of the proceeds of the Claymont Steel floating rate notes offering. On June 14, 2006, we paid a dividend to our stockholders of approximately $69.6 million from the remainder of the proceeds of the Claymont Steel floating rate notes offering. On July 13, 2006, we paid a dividend to our stockholders of approximately $71.7 million from the proceeds of the Holdings Note offering. Although we have paid cash dividends in the past, we do not currently anticipate paying cash dividends in the foreseeable future. The agreements governing our and our subsidiaries’ existing indebtedness restrict our ability to pay cash dividends. Any future dividend would be at the discretion of our board of directors and would depend on our financial condition, results of operations, capital requirements, contractual obligations, the terms of our financing agreements at the time a dividend is considered and other relevant factors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of April 1, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the payment of a dividend to our stockholders in June 2006 and to give effect to the sale of the Holdings Notes and the use of proceeds therefrom; and

•	on a pro forma as adjusted basis to give further effect to our sale of common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the estimated price range shown on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by us as if each had occurred on that date and the use of proceeds therefrom.

You should read the following table in conjunction with the information set forth under “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and the unaudited condensed consolidated financial statements and the related notes thereto, included elsewhere in this prospectus.

	At April 1, 2006
	Actual		Pro Forma		Pro forma As Adjusted
	(in thousands)
Cash and cash equivalents	$5,871		$3,669	(1)	$
Investment securities	69,010		—

Debt:
Claymont Steel credit agreement	—		—
Claymont Steel floating rate notes	$170,538	(2)	$168,648	(3)	$
Holdings Notes	—		75,000	(4)

Total debt	$170,538		$243,648
Common stock, par value $0.001 per share:
shares authorized; shares issued and outstanding, actual; and shares authorized; shares issued and outstanding, pro forma
Additional paid-in capital
Total stockholders’ deficit	(18,828)		(160,450	)(5)

Total capitalization	$151,710		$83,198		$

(1)	As adjusted cash reflects (i) Claymont Steel’s repurchase of $1.9 million of the Claymont Steel floating rate notes pursuant to an excess cash flow covenant contained in the indenture governing the Claymont Steel floating rate notes and (ii) a declared dividend from Holdings to its stockholders of approximately $70.0 million.
(2)	$172.0 million principal amount outstanding net of discount from issuance of $1.5 million at April 1, 2006.
(3)	As adjusted to reflect Claymont Steel’s repurchase of $1.9 million of the Claymont Steel floating rate notes pursuant to an excess cash flow covenant contained in the indenture governing the Claymont Steel floating rate notes.
(4)	As adjusted to reflect the issuance of $75.0 million of Holdings Notes on July 6, 2006.
(5)	As adjusted to reflect dividends from Holdings to its stockholders of approximately $70.0 million on June 14, 2006 and $71.7 million on July 13, 2006.

Any increases or decreases in the estimated net proceeds received by us in this offering will change the amount of proceeds available for us to repay indebtedness or use for general corporate purposes. A $1.00

increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range on the cover page of this prospectus, would increase (decrease) total stockholders’ equity (deficit) and decrease (increase) our total long-term debt (including current maturities) expected to be outstanding upon completion of this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses.

We may also increase or decrease the number of shares we are offering. An increase of one million shares in the number of shares offered by us, to a total of              shares, would increase total stockholders’ equity (deficit) expected to be outstanding upon completion of this offering by $             million (assuming an initial public offering price of $             per share). Similarly, a decrease of one million shares in the number of shares offered by us, to a total of              million shares, would decrease total stockholders’ equity (deficit) expected to be outstanding upon completion of this offering, by $             million (assuming an initial public offering price of $             per share). The pro forma information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock upon the completion of this offering.

Our net tangible book value as of                     , 2006 without giving effect to this offering was $             million or $             per share of common stock. Net tangible book value per share is determined by dividing tangible stockholders’ equity, which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. Tangible assets represent total assets excluding goodwill and other intangible assets. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), our adjusted net tangible book value at                     , 2006 would have been $             million or $             per share. This represents an immediate reduction in net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new stockholders purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Initial public offering price per share
Net tangible book value per share as of April 1, 2006
Increase in net tangible book value attributable to this offering
Pro forma net tangible book value per share after this offering

Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma net tangible book value per share after this offering by $            , and would increase (decrease) the dilution to new investors by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of one million shares in the number of shares offered by us, to a total of shares, would result in an as adjusted net tangible book value per share of $            , and the dilution in as adjusted net tangible book value per share to new investors would be $             per share. Similarly, a decrease of one million shares in the number of shares offered by us, to a total of million shares, would result in an as adjusted net tangible book value per share of $            , and the dilution in as adjusted net tangible book value per share to new investors would be $             per share. The pro forma information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The following table summarizes as of                     , 2006 the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders		%	$	%	$

New investors		%	$	%	$

Total		%	$	%	$

To the extent options are granted and exercised, there may be additional dilution to new investors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth selected historical consolidated financial and operating data. The unaudited statement of operations data for the thirteen weeks ended April 2, 2005 and April 1, 2006 and the balance sheet data as of April 2, 2006 are derived from and should be read together with the unaudited consolidated financial statements of Claymont Steel and Holdings and the accompanying notes, included elsewhere in this prospectus. The statement of operations data and balance sheet data as of December 31, 2005 and for each of the two years ended December 31, 2003 and 2004 and for the periods from January 1, 2005 to June 9, 2005 and June 10, 2005 to December 31, 2005 are derived from, and should be read together with, the audited consolidated financial statements of Claymont Steel and Holdings and the accompanying notes, included elsewhere in this prospectus. The statement of operations data and balance sheet data as of December 31, 2001 and 2002 and for the years ended December 31, 2001 and 2002 are derived from Claymont Steel’s audited financial statements not included in this prospectus. The period from June 10, 2005 to December 31, 2005 is impacted by the purchase price allocation as a result of the Acquisition. Data for periods prior to June 10, 2005 is related to Claymont Steel prior to the Acquisition. All of the selected historical consolidated financial and operating data should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and Holdings’ and Claymont Steel’s consolidated financial statements and the accompanying notes and other information, included elsewhere in this prospectus.

	Year Ended December 31,				Jan. 1 to June 9	June 10 to Dec. 31	Thirteen Weeks Ended
	2001(1)	2002(1)	2003(1)	2004(1)	2005(1)	2005(2)	April 2, 2005(1)	April 1, 2006(2)
	(dollars in thousands, except per ton numbers and per share numbers)
Statement of Operations Data:
Sales	$102,553	$101,736	$108,510	$239,556	$128,687	$149,683	$72,269	$81,340
Cost of sales	96,853	96,738	109,075	167,029	78,762	114,136	46,422	55,641

Gross profit	5,700	4,998	(565)	72,527	49,925	35,547	25,847	25,699
Selling, general and administrative expenses	5,978	6,353	5,579	8,303	2,535	8,041	1,298	2,750

Income (loss) from operations	(278)	(1,355)	(6,144)	64,224	47,390	27,506	24,549	22,949
Interest income	34	6	3	47	228	968	89	841
Other non-operating income (expense)	(16)	6	146	147	—	101	—	139
Interest expense	(1,149)	(854)	(900)	(568)	—	(11,632)	—	(5,810)

Income (loss) before income taxes	(1,409)	(2,197)	(6,895)	63,850	47,618	16,943	24,638	18,119

Income tax benefit (expense)	457	763	147	(21,881)	(17,583)	(6,058)	(8,924)	(6,733)

Net income (loss)	$(952)	$(1,434)	$(6,748)	$41,969	$30,035	$10,885	$15,714	$11,386

Net income (loss) per share—basic	$(952)	$(1,434)	$(6,748)	$41,969	$30,035	$10.89	$15,714	$11.39
Net income (loss) per share—diluted	$(952)	$(1,434)	$(6,748)	$41,969	$30,035	$10.81	$15,714	$11.31
Other Financial and Operating Data:
Tons shipped	296,839	285,675	290,777	343,758	148,309	188,440	82,798	99,239
Sales per ton	$345	$356	$373	$697	$868	$794	$873	$820
Capital expenditures	$3,071	$2,896	$1,572	$1,638	$416	$5,926	$224	$4,394

(1)	Predecessor company.
(2)	Successor company.

	December 31,					April 1, 2006(2)
	2001(1)	2002(1)	2003(1)	2004(1)	2005(2)
	(dollars in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$707	$746	$523	$9,917	$7,583	$5,871
Investment securities	—	—	—	—	68,317	$69,010
Net property, plant, and equipment	36,166	33,962	30,631	27,012	14,615	18,666
Total assets	70,555	74,363	67,455	108,025	181,935	190,557
Total debt	14,011	17,382	19,911	—	170,452	170,538
Total stockholder’s equity (deficit)	43,153	41,040	34,308	76,240	(30,214)	(18,828)

(1)	Predecessor company.
(2)	Successor company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in connection with “Selected Historical Consolidated Financial and Operating Data” and our consolidated financial statements and the accompanying notes, included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ for various reasons, including those described in “Forward-Looking Statements” and in “Risk Factors.”

Overview

We are a non-union, niche mini-mill specializing in the manufacture and sale of custom discrete steel plate in the United States and Canada. As a provider of custom discrete steel plate, we focus on customers with special product and service needs that are underserved by more traditional commodity-oriented steel plate producers. Our specialized manufacturing capabilities enable us to provide steel plate in non-standard dimensions (i.e., thicker, longer and/or wider) that neither commodity-oriented domestic steel plate manufacturers nor foreign manufacturers typically produce. Custom steel plate usually sells at a premium price to commodity steel plate. We are one of only two mills east of the Rocky Mountains (and the only mini-mill) that regularly offers custom sizes, allowing our customers to eliminate the costs associated with steel service centers for certain applications. Further, we are oriented toward small order quantities and shorter lead times which, along with our product quality and customer service, differentiate us not only from commodity steel plate manufacturers but also our only direct competitor in the custom discrete plate market. To leverage our production capabilities, our knowledgeable sales force collaborates with customers to meet their specific product and service requirements. We focus on building and maintaining long-term relationships with our customers by fulfilling their specific product and service requirements, including providing various non-standard dimensions of plate, and by providing meticulous quality assurance, reliable service and prompt delivery.

The Acquisition

On June 10, 2005, in accordance with the terms of a stock purchase agreement entered into on April 29, 2005, we acquired Claymont Steel. Pursuant to the stock purchase agreement, our wholly owned subsidiary, H.I.G. SteelCo, Inc., purchased all of the outstanding capital stock of Claymont Steel from CITIC USA Holding, Inc. for $74.4 million plus working capital and other adjustments. Immediately following the closing of the transactions contemplated by the stock purchase agreement, H.I.G. SteelCo, Inc. was merged with and into Claymont Steel. Following this merger, we became Claymont Steel’s sole stockholder. We refer to this transaction as the “Acquisition” in this prospectus.

Key Components of Results of Operations

Sales.  We derive our sales from the production and sale of steel plate to service centers, bridge fabricators, tool and die manufacturers, railcar manufacturers and general fabricators. Pricing is generally based upon the overall market – which is a function of customer demand and available capacity – and scrap metal costs. We follow the standard industry practice of including a scrap surcharge in our pricing based on the then current cost of scrap metal.

Cost of sales.  We classify, in cost of sales, the underlying scrap metal, alloy and flux costs, as well as inbound freight charges. The cost of scrap, alloy and flux represents approximates one-half of total cost of sales. Also included in cost of sales is labor expense for the melt shop, plate mill, maintenance departments and shipping department and the related indirect costs. In addition, energy costs for melting scrap and rolling plate, depreciation expense associated with property, buildings and equipment used in the manufacturing process and facilities expense are included in cost of sales.

Selling, general and administrative expenses.  Selling, general and administrative expenses include sales and marketing expenses, accounting expenses, human resources, information technology, executive officers’ compensation and administrative salaries, customer service, general insurance, legal, and professional services and costs not directly associated with the melting and rolling of plate or the delivery costs of our products.

Inventories.  Our inventories include labor, material and overhead costs which are stated at the lower of cost or market using the first-in first-out method of accounting. Inventories are comprised of raw materials, work-in-process, finished goods, spare-parts and manufacturing supplies.

Raw material inventory includes the materials consumed by the melt shop to produce steel slabs; scrap steel, alloy and flux. Scrap steel accounts for 70 to 80% of our raw material inventory and is purchased from local scrap dealers and kept in our scrap yard. We typically maintain a 10 to 20 day supply of scrap inventory to support the melt shop and, as available, take advantage of price discounts to purchase larger quantities. We maintain a 15 to 30 day supply of alloy and flux which are also used in the melting process.

Work-in-process inventory is composed of steel slabs of varying sizes and metallurgical grades. The majority of slabs are produced internally by our melt shop and we also purchase slabs from other suppliers in order to supplement our production and, as available, to take advantage of favorable pricing. We typically maintain a 15 to 30 day supply of slabs for use in our plate mill.

Finished goods inventory is composed of rolled steel plate, and a small number of seconds, produced by our plate mill and awaiting shipment to customers. We roll steel plate to fill specific customer orders so the quantity of finished goods inventory is typically small, accounting for 15 to 30 days of sales.

Spare-parts inventory include replacement parts for machinery and equipment in the melt shop and the plate mill. Parts include motors, coils, bearings, rolls, gearing, crane parts and electrical switchgear. These items typically cost in excess of $25,000. We maintain sufficient spare parts to limit downtime when equipment fails as well as to support preventative maintenance programs.

Manufacturing supplies include items directly consumed in the production of slabs by the melt shop like refractories, electrodes, stirring lances and various types of probes. We maintain sufficient inventory to support melt shop operations. Manufacturing supplies also include store room supplies used by our various operations departments including safety gear, electrical and mechanical supplies and crane supplies.

Results of Operations

Thirteen Weeks Ended April 1, 2006 compared to the Thirteen Weeks Ended April 2, 2005

The following is a discussion of our results for the thirteen weeks ended April 1, 2006 compared to the results of the predecessor company for the thirteen weeks ended April 2, 2005. The Acquisition and the subsequent financing transactions did not have a material impact on our operations and therefore the results of operations of the Company and the predecessor company are comparable with the exception of interest expense, which was impacted by the financing transactions.

	Predecessor		Successor
	Thirteen Weeks ended April 2, 2005		Thirteen Weeks ended April 1, 2006
	$	% of Sales	$	% of Sales
	(dollars in thousands)
Income Statement Data:
Sales	$72,269	100.0%	$81,340	100.0%
Cost of sales	46,422	64.2	55,641	68.4

Gross profit	25,847	35.8	25,699	31.6
Selling, general and administrative expenses	1,298	1.8	2,750	3.4

Income from operations	24,549	34.0	22,949	28.2
Interest income	89	0.1	841	0.1
Other non-operating income	—	—	139	0.2
Interest expense	—	—	(5,810)	(7.1)

Income before income taxes	24,638	34.1	18,119	22.3
Income tax expense	8,924	12.4	6,733	8.2

Net income	$15,714	21.7%	$11,386	13.9%

Sales.  Sales for the 13 weeks ended April 1, 2006 increased 13% to $81.3 million, compared to $72.3 million in 13 weeks ended April 2, 2005. The increase was primarily due to a 20% increase in tons shipped partially offset by a 6% decrease in average selling price. We shipped 82,798 tons to customers in the 13 weeks ended April 2, 2005 and 99,239 tons in 13 weeks ended April 1, 2006. Overall market demand was higher in the 13 weeks ended April 1, 2006 and is continuing into the second quarter. We increased our capacity since 2005 through various management initiatives and certain maintenance projects. The Company currently has the capacity to produce 490,000 tons of plate annually and believes it can exceed 500,000 tons by adding an additional shift and implementing planned capital projects. Average selling price was $873 per ton in the 13 weeks ended April 2, 2005 and declined to $820 per ton in the 13 weeks ended April 1, 2006. Prices increased slightly to $822 per ton in April 2006 and appear to be holding steady. Our forward order book currently contains approximately six weeks of production.

Cost of Sales.   Cost of sales for the 13 weeks ended April 1, 2006 increased 20% to $55.7 million, compared to $46.4 million in the 13 weeks ended April 2, 2005. The increase was related to higher volume, as cost of sales per ton remained virtually flat at $561. However cost of sales would have declined significantly from the prior year had the plate mill not been shut down for two weeks in March 2006 for scheduled maintenance. The shut down added $2.3 million of maintenance related expenses to cost of sales in the 13 weeks ended April 1, 2006. Other changes from the prior year include a $25 per ton, or 8%, decrease in raw material costs, which was offset by a $13 per ton, or 14%, increase in energy costs and a $4 per ton, or 5% increase, in wages. Scrap and alloy prices remained stable throughout the 13 weeks ended April 1, 2006 rising only 6% from the beginning of the period to the end. Scrap prices began to increase in April and May 2006 as domestic demand for steel plate grew and more scrap was being exported out of the United States. As of the end of May 2006 scrap prices were approximately 20% higher than on April 1, 2006. The increased scrap costs are partially offset by a higher scrap surcharge added to the prices charged to customer. Scrap prices are expected to return to first quarter 2006 levels by the summer of 2006. Electricity rates, the largest component of energy costs, declined in the 13 weeks ended April 1, 2006 from a high of $0.100 KWH in December 2005 to $0.063 in March 2006. Electricity rates remained stable in April 2006 and are expected to rise as general electricity demand increases in the summer.

Gross Margin.   Gross margin declined from 35.8% in the 13 weeks ended April 2, 2005 to 31.6% in the 13 weeks ended April 1, 2006. The decline was caused by the 6% decrease in average selling price.

Selling, General & Administrative Costs.  Selling, general & administrative costs increased 112% in the 13 weeks ended April 1, 2006 to $2.8 million, compared to $1.3 million for 13 weeks ended April 2, 2005. The increase is related to a number of additional costs: $306,000 of amortization of intangible assets recorded from the acquisition; $290,000 in management fees to our principal stockholder and to CITIC Holdings; $155,000 in higher sales commissions related to an increase in sales volume; $130,000 in higher business taxes; and $77,000 of additional bad debt expense.

Interest Expense.  Interest expense for the 13 weeks ended April 1, 2006 was $5.8 million. Interest expense was incurred from the Claymont Steel floating rate notes issued on August 25, 2005 and amortization of deferred financing fees. Cash interest expense totaled $5.2 million and non-cash amortization of deferred financing fees and amortization of bond discount totaled $0.6 million. No interest expense was recorded in the 13 weeks ended April 2, 2005. Interest income for the 13 weeks ended April 1, 2006 was $841,000 and $89,000 for the 13 weeks ended April 2, 2005.

Income Tax Expense.  Income tax expense totaled $6.7 million for the 13 weeks ended April 1, 2006, a 37% tax rate, and $8.9 million for the 13 weeks ended April 2, 2005, a 36% tax rate. Our statutory tax rate is approximately 39%.

Net Income.  Net income decreased in the 13 weeks ended April 1, 2006 compared with the 13 weeks ended April 2, 2005 due to a lower average selling price (offset by a 20% increase in tons shipped), higher selling, general and administrative expense and higher interest expense.

Period from January 1, 2005 to June 9, 2005 and June 10, 2005 to December 31, 2005 compared to the Year Ended December 31, 2004

The following presents an overview of our results of operations for the period from January 1, 2005 to June 9, 2005 and June 10, 2005 to December 31, 2005 and for the year ended December 31, 2004. The Acquisition and the subsequent financing transactions did not have a material impact on our operations and therefore the results of operations of the Company and the predecessor company are comparable with the exception of interest expense, which was impacted by the financing transactions.

	Predecessor				Successor
	Year Ended Dec. 31, 2004		Period from Jan. 1, 2005 to Jun. 9, 2005		Period from Jun. 10, 2005 to Dec. 31, 2005
	$	% of Sales	$	% of Sales	$	% of Sales
	(dollars in thousands)
Income Statement Data:
Sales	$239,556	100.0%	$128,687	100.0%	$149,683	100.0%
Cost of sales	167,029	69.7	78,762	61.2	114,136	76.2

Gross profit	72,527	30.3	49,925	38.8	35,547	23.8
Selling, general and administrative expenses	8,303	3.5	2,535	2.0	8,041	5.4

Income from operations	64,224	26.8	47,390	36.8	27,506	18.4
Interest income	47	0.0	228	0.2	968	0.6
Other non-operating income	147	0.1	—	—	101	0.1
Interest expense	(568)	(0.2)	—	—	(11,632)	(7.8)

Income before income taxes	63,850	26.7	47,618	37.0	16,943	11.3
Income tax expense	(21,881)	(9.1)	(17,583)	(13.7)	(6,058)	(4.0)

Net income	$41,969	17.5%	$30,035	23.3%	$10,885	7.3%

General.  Results for year ended December 31, 2004 are compared to the results for the year ended December 31, 2005. The Acquisition occurred on June 10, 2005 and created a successor company for the period from June 10, 2005 to December 31, 2005. For presentation purposes we have combined the results of the predecessor company for the period of January 1, 2005 to June 9, 2005 with the results of the successor company for the period of June 10, 2005 to December 31, 2005. This pro forma combination of results for the period of January 1, 2005 to December 31, 2005 is not in compliance with GAAP as the predecessor and successor companies are separate accounting entities and use different bases for their assets. The aggregate purchase price of the acquisition was $105,477,000 which was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition. Intangible assets were valued at $7.6 million of which $0.6 million was assigned to the trade name which is not subject to amortization. The remaining $7.0 million of acquired intangible assets relates to customer relationships and has a weighted-average useful life of approximately five years. The difference between the aggregate purchase price and the estimated fair values of the assets acquired and liabilities assumed was approximately $103.2 million. This negative goodwill was used to reduce the value of property, plant and equipment and intangible assets. Intangible asset amortization is expected to total $1.4 million per year in 2006 through June 30, 2010.

Sales.  Sales increased $38.8 million or 16.2%, for the year ended December 31, 2005. The increase was primarily related to a 19% rise in average selling price partially offset by a 2% decline in tons shipped. Average selling price per ton increased from $697 per ton in 2004 to $827 per ton in 2005. Selling prices increased significantly through 2004, from an average of $481 per ton in the first quarter to $809 per ton in the fourth quarter, as customer demand increased and scrap and energy costs rose. Selling prices remained relatively stable from the fourth quarter of 2004 through the second quarter of 2005 and then declined to $773 per ton in the third quarter. Prices began to rise again and averaged $806 in the fourth quarter of 2005 and $820 in the first quarter of 2006. Prices are expected to remain relatively stable through the second quarter of 2006.

Cost of Sales.  Cost of sales increased 15% to $192.9 million for the year ended December 31, 2005 (combining the predecessor and successor companies’ results), compared with $167.0 million for calendar 2004. Cost of sales per ton increased 18% from $486 per ton in 2004 to $573 per ton in 2005 primarily due to the $14.0 million non-cash charge ($42 per ton shipped in 2005) in 2005 for the write-off of the purchase accounting adjustment to revalue inventory to fair value and a 60% increase in energy costs per ton. Energy costs rose from $63 per ton in 2004 to $105 per ton in 2005. Energy costs are largely comprised of electricity used in the melt shop. Electricity rates increased significantly in 2004, from $0.037 per KWH in January to $0.060 in December. Rates declined somewhat at the beginning of 2005 until July when rates dramatically increased, reaching $0.100 in December 2005. Rates declined in 2006 to $0.063 in February 2006. Although scrap costs varied during 2004 and 2005 the average cost per ton produced was virtually identical in both years. Scrap costs remained stable through the first quarter of 2006.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased 27% for the year ended December 31, 2005 (combining the predecessor and successor companies’ results) to $10.6 million from $8.3 million in 2004. The increase in 2005 primarily resulted from a $1.5 million transaction fee related to the Acquisition, increased amortization expense of $714,000 related to intangible assets recorded from the Acquisition, a $0.7 million bonus paid to employees of CITIC in connection with the Acquisition and a $0.4 million bonus paid to CitiSteel employees in connection with the CitiSteel floating rate notes offering.

Interest Income.  Interest income increased $1.1 million for the year ended December 31, 2005 (combining the predecessor and successor companies’ results) over 2004 as a result of interest earned on the Company’s overnight money market accounts and investment securities.

Interest Expense.  Interest expense for the year ended December 31, 2005 (combining the predecessor and successor companies’ results) totaled $11.6 million, including cash interest expense of $7.6 million and non-cash amortization of deferred financing fees of $4.0 million.

Income Tax Expense.  Income tax expense for the year ended December 31, 2005 (combining the predecessor and successor companies’ results) totaled $23.6 million, a tax rate of 37%, compared to $21.9 million, a tax rate of 34%, for the year ended December 31, 2004. Our statutory tax rate is approximately 39%. Income taxes for 2004 benefited from certain net operating losses obtained from the Company’s previous equity holder through a tax sharing arrangement.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

The following presents an overview of results of operations of the predecessor company for the years ended December 31, 2004 and 2003.

	Year Ended December 31,
	2003		2004
	$	% of Sales	$	% of Sales
	(dollars in thousands)
Income Statement Data:
Sales	$108,510	100.0%	$239,556	100.0%
Cost of sales	109,075	100.5	167,029	69.7

Gross profit	(565)	(0.5)	72,527	30.3
Selling, general and administrative expenses	5,579	5.1	8,303	3.5

Income (loss) from operations	(6,144)	(5.7)	64,224	26.8
Interest income	3	0.0	47	0.0
Other income	146	0.1	147	0.1
Interest expense	(900)	(0.8)	(568)	(0.2)

Income (loss) before income taxes	(6,895)	(6.4)	63,850	26.7
Income tax benefit (expense)	147	0.1	(21,881)	(9.1)

Net income (loss)	$(6,748)	(6.2)%	$41,969	17.5%

Sales.  Sales increased $131.0 million or 120.8%, for the year ended December 31, 2004 over the year ended December 31, 2003 primarily as a result of a $324 per ton, or 86.7%, increase in average selling price and an increase of 52,981 tons, or 18.2%, in products sold. The increase in average selling price was aided by an average $90 per ton raw material surcharge. To satisfy increased demand and capitalize on attractive pricing, management implemented several operational enhancements that increased production from 290,777 tons to 343,758 tons.

Cost of Sales.  Cost of sales increased $58.0 million, or 53.1%, for the year ended December 31, 2004 over the year ended December 31, 2003 primarily as a result of a $75 per ton, or 69%, increase in the average price of scrap metal and a 52,981 ton, or 18.2%, increase in products sold. Operating yields remained approximately the same between the two periods. Direct and indirect employee headcount remained stable between the periods.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased by $2.7 million, or 48.8%, for the year ended December 31, 2004 over the year ended December 31, 2003 as a result of bad debt expense of $0.8 million related primarily to a single customer bankruptcy, a $0.5 million charge for loss on disposal of fixed assets, a $0.6 million management fee paid to the parent company related to 2004 and previous periods and a $0.3 million reserve for potential state tax liability.

Interest Income.  Interest income increased $0.04 million for the year ended December 31, 2004 over the year ended December 31, 2003. In addition, we received interest income of approximately $50,000 in 2004 on our overnight money market account.

Other Income.  Other income of $0.1 million and $0.1 million was recorded in 2004 and 2003, respectively, for the gain on the sale of capital stock received by us in satisfaction of an obligation.

Interest Expense.  Interest expense decreased by $0.3 million, or 36.9%, for the year ended December 31, 2004 over the year ended December 31, 2003 as a result of a 48% decline in average debt outstanding.

Income Tax Expense.  Income tax expense increased by $22.0 million for the year ended December 31, 2004 over the year ended December 31, 2003 as a result of a $70.7 million increase in pre-tax income. Tax expense was calculated at 34% of 2004 pre-tax income.

Liquidity and Capital Resources

Holdings is a holding company and conducts all of its operations through its subsidiaries. Accordingly, Holdings depends on its subsidiaries for dividends and other payments to generate the funds necessary to meet its financial obligations. The earnings from, or other available assets of, Holdings’ subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable Holdings to repay its indebtedness or to pay any dividends on its common stock.

Our ongoing working capital requirements are largely driven by our level of accounts receivable and inventory and our capital expenditures. Ongoing accounts receivable balances will be determined by future sales and customer payment terms. Customer payment terms are expected to remain at the current level of 30 to 45 days with certain customers given a small discount for more rapid payment. Inventory balances will largely be determined by levels of scrap and purchased slab inventory. We carefully control our scrap purchases in order to match inventory levels to production requirements and may, from time to time, take advantage of opportunities to purchase excess scrap at advantageous pricing. Likewise, we attempt to match slab purchases to production requirements. Slab purchases typically require long lead times and we may also purchase excess slab inventory at advantageous pricing.

At April 1, 2006, Claymont Steel’s liquidity consisted of cash and funds available under the $20.0 million Claymont Steel credit agreement totaling approximately $25.7 million. Net working capital at April 1,

2006 increased $7.4 million compared to December 31, 2005, due to a $3.1 million increase in accounts receivable, a $3.0 million increase in inventory, partially offset by a $1.7 million decrease in cash, a $2.9 million decrease in accounts payable and accrued expenses, and a $5.1 million decrease in interest payable offset by a $5.5 million increase in income taxes payable. The current ratio was 2.3 at April 1, 2006 and 2.1 at December 31, 2005. The percentage of long-term debt to total capital was 206% at April 1, 2006 and 237% at December 31, 2005. We believe that funds provided by operations, together with borrowings under the Claymont Steel credit agreement will be adequate to meet future capital expenditure and working capital requirements for existing operations for at least the next twelve months.

Cash Flows

Cash flows provided by operations for the thirteen weeks ended April 1, 2006 was $3.4 million compared to net cash provided by operations of $18.3 million for the same period in 2005, a decrease of $14.9 million. Net income for the thirteen weeks ended April 1, 2006 was $4.3 million lower than the comparable period in 2005 primarily due to $5.8 million of interest expense from the floating rate and pay-in-kind notes. Operating results for the thirteen weeks ended April 1, 2006 were $1.6 million lower than in 2005 and cash used by working capital was $8.0 million compared to cash generated from working capital of $2.6 million for the same period in 2005. The primary reason for the difference for the $10.6 million higher working capital usage in 2006 was a $5.1 million decrease in accrued interest related to the March 2006 payment on the floating rate notes and a $3.6 million increase in inventories used to support an increase in production capacity. We generated $65.0 million in cash from operations during 2005 (combining the predecessor and successor companies) and $30.7 million in cash from operations during calendar 2004. In 2005, operating cash outflows included $1.2 million of interest and $11.4 million of income taxes.

Net cash used in investing activities in the thirteen weeks ended April 1, 2006 was $5.1 million, consisting of $4.4 million in capital expenditures and $0.7 million (net) for the purchase of investment securities. Net cash used in investing activities in the comparable period of 2005 was $0.2 million used for capital expenditures. Net cash used in investing activities in 2005 (combining the predecessor and successor companies) was $175.5 million and included $100.8 million in connection with the June 9, 2005 acquisition, $6.3 million in capital additions and $68.3 million used to purchase investment securities. Net cash used in investing activities in calendar 2004 was $1.4 million, primarily for capital expenditures. Capital additions were greater in 2005 than in the 2004 due largely to capital spending to increase plant capacity and replace certain aging equipment.

The Company did not use any net cash in financing activities for the thirteen weeks ended April 1, 2006 as compared to $9.3 million in the thirteen weeks ended April 2, 2005 used to pay a dividend. Net cash provided by financing activities in 2005 (combining the predecessor and successor companies) was $108.1 million and included $170.5 from the issuance of the floating rate notes partially offset by $50.4 million of dividends paid and $12.0 million of deferred financing costs related to the issuance of the notes. In February 2005, Claymont Steel’s Board of Directors declared and paid a cash dividend on the preferred stock of $9,265 per share for a total dividend of $9.3 million. In August 2005, in connection with the acquisition by Holdings and the issuance of the Claymont Steel floating rate notes, the Board of Directors of Claymont Steel declared and paid a dividend on the common stock of $109,000 per share for a total dividend of $108.7 million to Holdings.

Capital Expenditures

Capital expenditures increased to $4.4 million in the 13 weeks ended April 1, 2006, compared to $0.2 million in the 13 weeks ended April 2, 2005 as we are undertaking a number of deferred capital projects including capacity enhancement and efficiency improvement projects. For the period from June 10, 2005 (the Acquisition date) to December 31, 2005 we spent $5.9 million on capital expenditures. Expenditures in plant assets are projected to be approximately $12.0 million in 2006 and approximately $10.0 million in 2007. The planned capital expenditures for 2006 and 2007 are a result of our initiatives to increase plant capacity and to reduce operating costs.

Indebtedness

15% Senior Secured Pay-In-Kind Notes due 2010. On July 6, 2006, we issued $75.0 million aggregate principal amount of Senior Secured Pay-In-Kind Notes due 2010. The Holdings Notes are senior secured obligations of Holdings secured by substantially all of Holdings’ assets. Pursuant to an intercreditor agreement, the security interest in Holdings’ assets is subordinated to a lien thereon that secures Holdings’ guarantee of Claymont Steel’s revolving credit facility. Interest on the Holdings Notes accrues at an annual rate of 15%. Interest is payable semiannually in arrears on April 1 and October 1 commencing on April 1, 2007. Holdings may, for the first two interest payment dates only (April 1 and October 1, 2007), in lieu of cash, pay interest by the issuance of additional 15% Senior Secured Pay-In-Kind Notes due 2010 having an aggregate principal amount equal to the amount of interest due and payable. The Holdings Notes will mature on October 1, 2010.

Holdings has the right, at any time, to redeem all or some of the Holdings Notes at a redemption price equal to 110% of the aggregate principal amount thereof, plus accrued and unpaid interest, to the date of redemption. Upon a change in control, each holder has the right to require Holdings to repurchase such holder’s notes at a purchase price in cash equal to 110% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase.

After this offering of common stock, each holder of Holdings Notes will have the right to require us to repurchase all or any part of its notes at an offer price in cash equal to 110% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The indenture governing the Holdings Notes also includes an excess cash flow covenant that requires Holdings (subject to certain limitations) to offer to repurchase a portion of the Holdings Notes at 102% of principal plus accrued interest up to a maximum of 75% of Holdings’ excess cash flow, as defined, starting with the year ended January 1, 2008.

The indenture governing the Holdings Notes impose certain restrictions that limit the ability of Holdings and its restricted subsidiaries to, among other things: incur debt, restrict dividend or other payments from its subsidiaries; issue and sell capital stock of its subsidiaries; engage in transactions with affiliates; create liens on its assets to secure indebtedness; transfer or sell assets; and consolidate, merge, or transfer all or substantially all of its assets and the assets of its subsidiaries. The indenture governing the Holdings Notes also contains certain events of default, including, but not limited to:

•	non-payment of interest and additional interest;

•	non-payment of principal or premium;

•	violations of certain covenants;

•	non-payment of certain judgments

•	certain bankruptcy-related events;

•	invalidity of any collateral agreements; and

•	invalidity of any guarantee.

The foregoing summary of certain terms of the Holdings Notes is qualified in its entirety by reference to the complete terms contained in the indenture governing the Holdings Notes.

Senior Secured Floating Rate Notes due 2010. In August 2005, Claymont Steel issued $172.0 million of the Claymont Steel floating rate notes. As of April 1, 2006, the aggregate principal amount of Claymont Steel floating rate notes outstanding was $172.0 million. The Claymont Steel floating rate notes are senior secured obligations of Claymont Steel and rank senior in right of payment to all of Claymont Steel’s subordinated indebtedness and pari passu in right of payment with all of Claymont Steel’s existing and future senior indebtedness. Pursuant to an intercreditor agreement interest on the Claymont Steel floating rate notes accrues at a floating rate per annum equal to six month LIBOR plus a margin of 7.5%. Interest is payable semiannually in arrears on September 1 and March 1. Interest on overdue principal is payable at 1% in excess of the above rate. The Claymont Steel floating rate notes will mature on September 1, 2010.

After September 1, 2006, Claymont Steel may, at its option, redeem all or some of the Claymont Steel floating rate notes at the following redemption prices:

For the period below:	Percentage
On or after September 1, 2006	103.0%
On or after September 1, 2007	102.0%
On or after September 1, 2008	101.0%
On or after September 1, 2009	100.0%

Upon a change in control, each holder has the right to require Claymont Steel to repurchase such holder’s Claymont Steel floating rate notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase. The indenture governing the Claymont Steel floating rate notes also includes an excess cash flow covenant that requires Claymont Steel, after the end of each fiscal year, to offer to repurchase a portion of the Claymont Steel floating rate notes at 102% of principal plus accrued interest up to a maximum of 75% of the excess cash flow, as defined. On May 3, 2006, pursuant to the excess cash flow covenant, Claymont Steel redeemed $1.9 million of the Claymont Steel floating rate notes.

The indenture governing the Claymont Steel floating rate notes imposes certain restrictions that limit the ability of Claymont Steel and its restricted subsidiaries to, among other things: incur debt, restrict dividend or other payments from its subsidiaries; issue and sell capital stock of its subsidiaries; engage in transactions with affiliates; create liens on its assets to secure indebtedness; transfer or sell assets; and consolidate, merge, or transfer all or substantially all of its assets and the assets of its subsidiaries. For example, the Claymont Steel floating rate notes contain a restricted payment covenant, which among other things, restricts Claymont Steel’s ability to pay dividends on its capital stock until after September 1, 2007.

The indenture governing the Claymont Steel floating rate notes also contains certain events of default, including, but not limited to:

•	non-payment of interest and additional interest;

•	non-payment of principal or premium;

•	violations of certain covenants;

•	non-payment of certain judgments

•	certain bankruptcy-related events;

•	invalidity of any collateral agreements; and

•	invalidity of any guarantee.

The foregoing summary of certain terms of the Claymont Steel floating rate notes is qualified in its entirety by reference to the complete terms contained in the indenture governing the Claymont Steel floating rate notes.

Credit Agreement. In August 2005, Claymont Steel entered into a $20 million senior secured revolving credit facility. The Claymont Steel credit agreement is secured by a first priority perfected security interest in existing and future accounts receivable, inventories, and other associated working capital assets and by a security interest in our real property and other tangible and intangible assets, which security interest in real property and other tangible and intangible assets is subordinated to the lien thereon that secures the Claymont Steel floating rate notes and guarantees in respect thereof; however, pursuant to the intercreditor agreement that will be entered into by and among the administrative agent, the trustee, the collateral agent and Holdings in respect of the Holdings Notes, the security interest on the assets of Holdings that secures the Holdings Notes will be contractually subordinated to the liens thereon that secures its guarantee in respect of the Claymont Steel credit agreement. The Claymont Steel credit agreement matures on August 25, 2008.

Interest accrues on amounts outstanding under the Claymont Steel credit agreement at floating rates equal to either the prime rate of interest in effect from time to time (plus .25% in certain circumstances) or LIBOR plus 1.75% to 2.50% based on the amount of availability under the Claymont Steel credit agreement. The Claymont Steel credit agreement contains certain customary fees, including servicing fees, unused facility fees and pre-payment fees.

The Claymont Steel credit agreement contains customary covenants that restrict its ability to, among other things:

•	declare dividends;

•	prepay, redeem or purchase debt;

•	incur liens;

•	make loans and investments;

•	make capital expenditures;

•	incur additional indebtedness;

•	engage in mergers, acquisitions and asset sales;

•	enter into transactions with affiliates; and

•	engage in businesses that are not related to our business.

The Claymont Steel credit agreement also includes financial covenants that, among others, require us to meet minimum levels of EBITDA (as defined in the Claymont Steel credit agreement) and maintain specified financial coverage ratios.

The Claymont Steel credit agreement contains customary events of default, including, but not limited to:

•	non-payment of principal, interest or fees;

•	violations of certain covenants;

•	certain bankruptcy-related events;

•	inaccuracy of representations and warranties in any material respect; and

•	cross defaults with certain other indebtedness and agreements.

Contractual Obligations

The following is a summary of our significant contractual obligations by year as of April 1, 2006(1).

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Pension obligations(2)	N/A	$—	N/A	N/A	N/A
Operating lease obligations	$1,014	336	$384	$294	$—
Service agreement(3)	2,662	323	645	645	1,049
Letters of credit	550	550	—	—	—
Management agreement	6,044	675	1,250	1,250	2,869
Claymont Steel credit agreement and related interest(4)	250	100	150	—	—
Claymont Steel floating rate notes and related interest(5)	265,798	21,264	42,528	202,006	—

	$276,318	$23,248	$44,957	$204,195	$3,918

(1)	This table does not include the $75.0 million Holdings Notes which were issued on July 6, 2006. The Holdings Notes mature in October 2010.
(2)	With the exception of 2006, which is $ 0, we are not able to reasonably estimate future obligations.
(3)	Service agreement relates to a contract with a third party for the scarfing of slabs.
(4)	Interest on the Claymont Steel credit agreement, calculated using the prime rate, was 8.25%.
(5)	Interest on the Claymont Steel floating rate notes, calculated using 6-month LIBOR plus 7.5%, or 12.5%.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. We are exposed to market risk in the form of interest rate risk relating to the Claymont Steel floating rate notes and borrowings under the Claymont Steel credit agreement. The Claymont Steel floating rate notes accrue interest at a rate equal to LIBOR plus 7.5% per annum. Revolving credit loans under the Claymont Steel credit agreement accrues interest at floating rates equal to the prime rate of interest or LIBOR plus 1.75%, as applicable per annum. Advances under the letters of credit under the Claymont Steel credit agreement accrue interest at floating rates equal to LIBOR plus 1.75% per annum. Because the prime and LIBOR rates may increase or decrease at any time, we are subject to the risk that they may increase, thereby increasing the interest rates applicable to our borrowings under the Claymont Steel credit agreement. Increases in the applicable interest rates would increase our interest expense and reduce our net income. We do not have any instruments, such as interest rate swaps or caps, in place that would mitigate our exposure to interest rate risk relating to these borrowings. At April 1, 2006, there were no amounts outstanding under the Claymont Steel credit agreement. Based on the outstanding Claymont Steel floating rate notes, at April 1, 2006 the effect of a hypothetical 1% increase in interest rates would increase our annual interest expense by $1.7 million and decrease our net income by approximately $1.0 million.

Commodity Price Risk. In the ordinary course of business, we are exposed to market risk for price fluctuations of raw materials and energy, principally scrap steel, steel slabs, electricity and natural gas. We attempt to negotiate the best prices for our raw materials and energy requirement and to obtain prices for our steel products that match market price movements in response to supply and demand. We introduced a raw material surcharge in January 2004 designed to pass through increases in scrap steel costs to its customers. Our surcharge mechanism has worked effectively to reduce increased scrap costs so we can maintain higher and more consistent gross margins. During the 13 weeks ended April 2, 2005, we captured 99% of the announced raw material surcharge. For the 13 weeks ended April 1, 2006, we captured 87% of the announced raw material surcharge as two large customers were granted preferential pricing. Any increase in the prices for raw materials or energy resources could materially increase our costs and lower our earnings.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. This provides a basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and these differences may be material.

Principles of Consolidation. The consolidated financial statements include the results of operations and financial position of the Company. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents. The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Outstanding checks of $4,964,000 and $5,740,000 have been classified within Accounts Payable in the balance sheets as of December 31, 2005 and December 31, 2004. At December 31, 2005, the Company had two bank accounts with balances in excess of federally insurers limits.

Investment Securities. The Company may classify its investment security portfolio into three categories: trading securities, securities available for sale, and securities held for maturity. Fair value adjustments are made to the securities based on their classification with the exception of the held to maturity category. The Company has no investments classified as trading or held to maturity. Investment securities available for sale are carried at fair value. Adjustments from amortized cost to fair value are recorded in capital, net of related income tax, under accumulated other comprehensive income. For debt securities, cost is adjusted for amortization of premiums and accretion of discounts which are recorded as adjustments to interest income using the constant yield method. Gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Accounts Receivable and Allowance for Doubtful Accounts. The Company records accounts receivable at amounts billed to customers net of an allowance for doubtful accounts. The allowance is determined based on historical collection experience and specific customer collection issues. The Company does not charge interest on receivables. Receivables are written off when they are considered uncollectible. No receivables are sold and all trade receivables are related to customer billings. All trade receivables serve as collateral for borrowings under our credit facility.

Inventories. Inventories include material, labor and overhead and are recorded at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost. Property, plant and equipment are depreciated by the straight-line method over the following estimated useful lives:

	Successor	Predecessor
	Years	Years
Buildings and improvements	15	31 1/2
Furniture, fixtures and equipment	3–8	5–10

Income Taxes. The Company’s method of accounting for income taxes conforms to SFAS No. 109, Accounting for Income Taxes. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Valuation allowances, if any, are provided when a portion or all of a deferred tax asset may not be realized (see Note 12).

Long-Lived Assets. The Company evaluates the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such evaluation relies on a number of factors, including operating results, future anticipated cash flows, business plans and certain economic projections. In addition, the Company’s evaluation considers non-financial data such as changes in operating environment, competitive information, market trends and business relationships. If the sum of the undiscounted cash flows is less than the carrying value of the asset, an impairment loss is recognized. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Fair Value of Financial Instruments. The amounts reported in the consolidated balance sheets for cash and cash equivalents, investment securities, accounts receivable, accounts payable, accrued liabilities and debt approximate fair value.

Intangible Assets. The Company records intangible assets at fair value and amortizes the assets over their useful lives. The carrying values are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Deferred Financing Fees. The Company records deferred financing fees at fair value and amortizes the asset over the life of the related debt. The carrying value is evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Revenue Recognition. Revenue from sales, net of discounts, estimated returns and allowances, is recognized when product title and risk of loss pass to the customer at the time of shipment. Returns, discounts and allowances totaled $568,000, $387,000, $1,879,000 and $678,000 for the period of June 10, 2005 to December 31, 2005, January 1, 2005 to June 9, 2005 and in 2004 and 2003, respectively. Shipping and handling fees billed to customers are recorded as revenue and the related costs are recorded to cost of sales.

Comprehensive Income (Loss). Other comprehensive income or loss items are revenues, expenses, gains and losses that under generally accepted accounting principles are excluded from net income and reflected as a component of stockholder’s equity, including minimum pension liability adjustments and unrealized gains and losses on investments.

Environmental Remediation. Environmental expenditures that relate to current operations are expensed. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Earnings per Share. The computation of basic earnings per share is based on the weighted average number of shares and common stock units that were outstanding during the period. The computation of diluted earnings per share includes the dilutive effect of common stock equivalents consisting of restricted stock grants.

Stock Based Compensation. As permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, Accounting for Stock- Based Compensation, the Company measures compensation costs in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”) and related interpretations.

The Company had elected to follow APB No. 25 in accounting for its stock options. The Company currently has no stock compensation plan and no awards were outstanding as of December 31, 2003 and 2004. The Company granted Jeff Bradley, the Company’s chief executive officer, restricted stock on June 10, 2005. The Company recorded compensation expense of $275,000 for a dividend payment related to the restricted stock award in the period ended December 31, 2005.

Recently Issued Accounting Pronouncements

The Company adopted SFAS No. 151, Inventory Costs, on January 1, 2006. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facility. In accordance with SFAS No. 151, the Company recorded a $2.3 million charge in the thirteen weeks ended April 1, 2006 for maintenance related costs from a planned shut down of the plate mill in March 2006. The adoption did not change the manner in which the Company previously recorded these expenses and did not have a significant impact on its consolidate financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company adopted SFAS No. 153 effective January 1, 2006 and its adoption did not have a significant impact on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”). This Statement requires companies to record compensation expense for all share based awards granted subsequent to the adoption of SFAS No. 123R. In addition, SFAS No. 123R requires the recording of compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The Company adopted SFAS No. 123R on January 1, 2006 and the adoption did not have a significant impact on its consolidated financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN No. 47”), which is effective no later than the end of fiscal years ending after December 15, 2005. FIN No. 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). Conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The Company’s adoption of FIN No. 47 in 2005 did not have a material impact on its consolidated financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). This Statement requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. SFAS No. 154 replaces Accounting Principles Bulletin (“APB”) No. 20, Accounting Changes (“APB No. 20”), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in the net income of the period of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 (Accounting for Derivative Instruments and Hedging Activities) and No. 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. In addition, SFAS No. 155 established a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation under the requirements of Statement No. 133. This Statement will be effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We will adopt this Statement effective January 1, 2007. Based on our current evaluation of this Statement, we do not expect this adoption of SFAS No. 155 to have a material effect on our financial statements.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement clarifies when servicing rights should be separately accounted for, requires companies to account for separately recognized servicing rights initially at fair value, and gives companies the option of subsequently accounting for these servicing rights at either fair value or under the amortization method. This Statement will be effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. We will adopt this Statement effective January 1, 2007. Based on our current evaluation of this Statement, we do not expect the adoption of SFAS No. 156 to have a material effect on our financial statements.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which is effective in fiscal years beginning after December 15, 2006. FIN No. 47 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will adopt FIN No. 48 On January 1, 2007 and does not anticipate the adoption to have a material impact on its consolidated financial condition or results of operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet financing arrangements.

BUSINESS

Our Company

We are the only non-union mini-mill focused on the manufacture and sale of custom discrete steel plate in North America. Our business is customer service oriented in that we focus on small order quantities, short lead times and non-standard dimensions. This orientation, along with our superior product quality, differentiates us from both commodity steel plate manufacturers and our only direct competitor in the custom discrete steel plate market. Our specialized manufacturing capabilities enable us to efficiently provide steel plate in non-standard dimensions to customers with distinct product and service needs. Our production capabilities are complemented by our knowledgeable sales force, meticulous quality assurance process, flexible scheduling system and reliable product delivery. Our ability to provide custom sizes, superior customer service, small order quantities and short lead times allows us to obtain premium pricing as compared to commodity steel plate manufacturers and has also garnered us the number one ranking in end-user customer satisfaction in the steel plate industry every year since 2001 according to surveys conducted by Jacobson & Associates, a recognized steel industry consulting firm.

Through our manufacturing facility located in Claymont, Delaware, we have the capacity to produce over 500,000 tons of steel plate annually and we believe we are a low cost producer of custom steel plate in our primary target market. Our well-maintained facility in Claymont, Delaware conducts a full range of steel-making activities, utilizing an electric arc furnace, slab caster and rolling mill. We believe that our Claymont manufacturing facility is in good condition and is suitable for our operations and believe that this manufacturing facility will have sufficient capacity to meet our needs for the foreseeable future.

Throughout the 1990’s, we profitably served the commodity plate market, with approximately 80% of our revenues generated from service centers. However, by the end of the decade, competition from new mini-mill entrants had reduced profits in the commodity plate market to unattractive levels. In 2001, we made a strategic decision to transition our business focus to producing custom (i.e., thicker, longer and wider than standard sized) plate and being customer service oriented in order to serve fewer service centers and greater high margin end-user customers in numerous end-markets, including bridges, tool and die, railcars, and general fabrication, among others. In order to effect this change, from 2001 to 2003 we upgraded and reoriented our facility, equipment and processes to maximize our ability to efficiently produce plate across a broader range of grades, gauges, widths and lengths. We also strengthened and reoriented our sales and customer service staff. Since the implementation of these initiatives, we have improved overall shipments, custom steel plate shipments and direct sales to end-users, as detailed in the table below.

	Year Ended December 31,		Thirteen Weeks Ended
Tons Shipped:	2001	2005	April 2, 2005	April 1, 2006
Total	296,839	336,611	82,798	99,239
Product Mix:
Custom Steel Plate	145,451	240,570	59,967	68,090
Commodity Steel Plate	151,388	96,041	22,831	31,149
Customer Mix:
End-Users	100,925	188,264	44,378	55,195
Service Centers	195,914	148,347	38,420	44,044

We believe we are well positioned for continued growth in volume and profitability. From July 2005 to March 2006, we spent over $10.0 million on capital improvements to increase capacity, improve efficiency, and upgrade our facility. We believe that these upgrades, when combined with our recent addition of a fourth shift, increases our capacity from 420,000 tons annually to over 500,000 tons annually. In addition, we are now actively marketing and selling our products in the Western market, which we believe is an underserved and attractive market.

We have developed a loyal customer base with a high level of customer retention. As a result of our niche focus, commitment to customer service and high product quality, we estimate that we have been able to capture approximately 20% of the custom discrete steel plate market in our core market east of the Rocky Mountains.

Industry Overview

In 2005, domestic steel mill shipments reached over 103 million net tons, a decrease of 7.0% from 2004, according to the American Iron and Steel Institute. Estimated steel use in North America reached 126 million tons in 2005, approximately 25% of this supplied by imports. Steel is sold principally to the automotive, construction, steel product fabrication, container and packaging, oil and gas, electrical, machinery and appliance industries. In some of these industries, such as the automotive and construction industries, steel competes with other substitute materials such as plastic, glass, composite and ceramic materials.

Manufacturers of steel are classified as either “integrated mills” or “mini-mills.” Mini-mills differ from integrated steel producers in that their primary input is scrap metal, whereas the integrated mills make steel by processing iron ore and other raw materials in blast furnaces. Mini-mills and integrated mills generally have significantly different management styles, labor relations, cost structures and scale efficiencies. Mini-mills are generally considered more efficient and technologically advanced than integrated mills, with lower ratios of fixed costs to variable costs and more effective human resource allocation than integrated mills. Consequently, mini-mills are typically able to operate more cost effectively than integrated mills. Of the total steel shipments in the United States, it is estimated that mini-mills accounted for approximately 50% in 2005.

The domestic steel industry has experienced strong profitability following a trough period from 1999 to 2003. Increased shipments, consumption, and production were driven by strength in several key end-markets and a stronger overall economy. In addition to strong domestic demand for steel, structural changes to the U.S. steel industry, including consolidation and the widespread acceptance of steel scrap surcharges, significantly contributed to the rebound in the domestic industry. We believe that these structural changes will reduce industry cyclicality and result in greater pricing discipline.

There are a variety of major product segments produced by steel mills, including long products (rod, bar, rebar, etc.), sheet and plate. The steel plate market is a relatively small segment of the overall steel industry, representing only 10% of U.S. steel shipments by weight in 2005. Consistent with overall industry consolidation and rationalization trends, since the beginning of 2003, approximately 1.2 million tons of capacity has been eliminated from the steel plate market and the number of principal plate competitors has been reduced from ten to six. Furthermore, there is currently no new domestic plate capacity expected to come online. Steel plate is used in a wide range of end-markets, including construction and heavy equipment, general construction, railcars, shipbuilding, bridge, fabrication, numerous industrial applications and wide diameter pipe, and demand is expected to grow in many of these end markets through 2008. The strength and diversity of these markets creates a more stable supply/demand balance than that for sheet steel, which is highly dependent on the auto industry. Relative to sheet products, steel plate is more costly and difficult to ship, reducing import pressures, which are further mitigated by the demand for plate from developing economies such as China and India.

The stable supply/demand balance for steel plate is reflected in its price, which has remained virtually flat over the past year. Between April 2005 and April 2006, monthly domestic plate prices ranged from a high of $796 per ton to a low of $750 per ton, a variance of only $46 per ton, or 6% from the yearly low. This consistent pricing for plate differs significantly from other segments, such as hot rolled sheet, where prices have ranged from a high of $575 per ton to a low of $435 per ton between April 2005 and April 2006, a variance of $140 per ton, or 32% from the yearly low.

The steel plate market is comprised of three segments: coil, standard discrete and custom discrete. We focus on the niche custom discrete plate market, which we believe to be approximately 1.6 million tons annually and which commands higher prices per ton than other segments. Since 2000, three steel plate mini-mills that historically served the custom discrete market and had aggregate capacity of over two million tons have been eliminated, leaving very favorable market conditions for the remaining three participants.

Business Strengths

We believe that we have the following competitive strengths:

•	Niche Market Focus with Limited Competition. We are a custom, service-oriented mini-mill focused specifically on serving customers with distinct needs in the discrete steel plate market. We deliver steel plate to our customers in a more timely fashion and provide more value by significantly reducing mill lead times, enabling smaller minimum order sizes and by providing a lower-cost alternative to purchasing non-standard sizes through a steel service center (which requires paying additional processing charges). Custom sizes comprise approximately 69% of our production, which limits our primary competition to a single integrated (i.e., non mini-mill) producer that is focused principally on serving the commodity steel market. We compete to a lesser degree with two mini-mills that produce standard sizes but do not produce the thicker, wider and longer plate in which we specialize. We believe that over 50% of our 2005 plate production could not have been produced efficiently in these mills. Our only competitor located in the Western U.S. market is a slab converter with rolling capabilities similar to ours. Due to its primary reliance on foreign produced slabs, we believe that this competitor has difficulty competing for “Buy American” projects and for custom-sized orders with short lead times. Finally, substantially all of the steel plate imported to the United States is in standard sizes and therefore does not compete directly with the majority of our products.

•	Production Facility Optimized for Low Cost Production in Market Niche. Our well-maintained production facility is specifically configured to produce steel plate, in non-standard dimensions, in small order sizes, with short lead times. Our high-quality mill assets include a 515,000 tons per year electric arc furnace, a single strand continuous slab caster, a reheat furnace and an over 500,000 tons per year plate rolling facility. Unlike continuous mills, which are focused on high volume continuous runs of commodity plate, our mill is designed to give us the flexibility to schedule and process individual orders in an efficient manner. Our rolling mill produces thicker, wider and longer plate than that produced by commodity plate mills, and we have upgraded our mill to ensure close tolerances and excellent overall quality. Our plant is well-suited for rapid custom order throughput; a slab can be rolled into a finished plate within three hours of being charged into the furnace. Finished goods testing can be completed within 24 hours in order to insure that the plate meets customer requirements without delaying order turnaround. We believe our mill configuration allows us to be a low-cost producer in our target market.

•	Non-Union Workforce. Our non-union workforce provides us with significant cost and flexibility advantages. Unlike mills that employ unionized labor, which mandate specific criteria with respect to wage rates, the number of employees and the functions each employee can perform, we are able to control our wage rates and optimize our headcount to run as efficiently as possible. Many of our skilled workers can perform multiple job functions, allowing for flexibility in scheduling and rapid changes in production schedules, which we believe would not be possible under many union contracts. In addition, union contracts typically provide the highest compensation to employees with the most seniority rather than those with the greatest ability. Our employees are assigned to positions, promoted and rewarded based on job performance. This improves efficiency and our ability to attract and retain the best employees in key positions.

•	Focus on Superior Customer Service. We believe we provide the highest level of customer service available in the industry. Our niche within the industry and our core service philosophy require us to be especially attentive to our customers and to meet their specific needs, including offering our customers quicker delivery and warehousing. According to Jacobson & Associates, an industry recognized consulting firm, we have ranked first in end-user customer satisfaction among all North American producers of steel plate every year since 2001. In addition, we believe that we employ the most knowledgeable sales force within the discrete steel plate market. Unlike salespeople at commodity-oriented mills who focus on taking numerous large orders, the customized nature of our products requires us to employ highly-trained salespeople to work collaboratively with our customers. Our salespeople spend significant time with our customers and are a differentiating component in providing high quality service.

•	Loyal and Diverse Customer Base. We have a very strong base of key customers, with no single customer accounting for more than 7% of sales in 2005, and our top 15 customers accounting for 40% of our sales, in 2005. These key customers have an average tenure with us of more than ten years. We attribute our loyal and diverse customer base to our custom approach and our dedication to providing the highest quality customer service in the industry.

•	Low Cost Scrap Sourcing. We believe that our scrap sourcing practices, combined with our scrap rich geographic location, enable us to purchase steel scrap at significantly lower prices than many other steel producers. We are highly active in the scrap market and can accommodate a wide range of scrap grades and buy smaller quantities of scrap than larger steel producers, which, we believe, provides us a significant advantage in securing low scrap pricing. In addition, we are in a geographically advantageous location and within close proximity to numerous scrap yards in the Delaware Valley, which provides us greater selection, low pricing and inexpensive and timely delivery of our scrap. As a result of these factors, we believe we realized an average cost advantage over larger steel plate producers of approximately $12 per scrap ton since 2004.

•	Significant Barriers to Entry. There are significant barriers to entry primarily due to market conditions in the custom steel plate industry, as well as regulatory constraints which we believe restrict the ability to build new facilities or add additional capacity to existing facilities. There is no new steel plate capacity expected to come online in the United States. In addition, the plants of many of our larger competitors are optimized for producing standard size plate and do not have the additional capacity or the infrastructure to enter the custom market.

•	Experienced Management Team. We have a strong and experienced management team with significant experience in the steel industry. On average, our management team has over 29 years of experience in the steel industry and is led by our Chief Executive Officer, Jeff Bradley, who, prior to joining us, spent 22 years with Worthington Industries, a steel processing and steel products company with approximately $3.0 billion in annual revenue. Members of our management team were responsible for engineering our transition to a custom, service-oriented mini-mill and have a strong track record of driving continuous improvement in the business. In addition to our strong executive management team, we benefit from highly motivated and experienced mid-level managers in all of the key functional areas, including operations, sales and marketing, and accounting and finance.

Business Strategy

We intend to profitably grow our business by pursuing the following strategies:

•	Expand Into New Markets. We believe that identifying and entering new markets is critical for our continued growth. One of the key growth regions we have recently entered is the Western market which we believe to be underserved particularly for “Buy American” contracts. Under “Buy American” programs, federal projects and state projects requiring matching federal funds require contractors to purchase materials that are manufactured domestically. Oregon Steel is the only steel plate producer located in this region and they source a significant portion of their slabs from foreign sources which disqualifies the resulting plate from “Buy American” contracts. Due to Oregon Steel’s reliance on foreign-based slabs, we believe that there are no steel plate manufacturers west of the Rocky Mountains that can satisfy “Buy American” contracts. In 2004, we hired a sales agency staffed by two highly experienced sales representatives to sell our products into the Western market. One of these representatives was formerly the head of sales for Oregon Steel. We estimate the Western market to be approximately 500,000 tons annually. In 2004, we shipped approximately 6,000 tons and in 2005, we shipped approximately 14,000 tons into the Western market. In the first quarter of 2006, we shipped over 11,000 tons in the Western market and we expect to ship over 40,000 tons to this market by 2008. Moreover, in 2005, the United States Congress passed a new transportation bill that we believe will enable us to significantly increase our estimated growth into this market through “Buy American” bridge and interstate construction projects. In addition to entering the Western market, we have recently entered the specialty segment of the growing oil and gas steel pipe market and sold approximately 4,900 tons in 2005, up from zero tons in 2004.

•	Expand Higher Margin, Value-Added Service Offerings. We believe we can seamlessly expand the value-added services we offer to our customers. We plan to continue to expand our custom plate burning service offering, which consists of cutting plate into configured shapes and sizes to meet specific customer requirements. This is a high value-added service as it eliminates the need for our customers to purchase their plate from service centers or burn plate themselves in-house. For the fiscal year ending 2005 we sold approximately 3,200 tons of custom-burned plate parts at a selling price of approximately $1,100 per ton (an average premium of $320 over commodity plate prices). In the first quarter of 2006, we sold approximately 2,400 tons, which is an annual ship rate of 9,600 tons, at a selling price of approximately $1,000 per ton. We expect to increase our annual tonnage of custom-burned plate parts to 30,000 tons by the end of 2008. We believe that this technology could also increase our orders for additional steel plate due to our customers’ preference to purchase steel plate from a single source that can manufacture and burn steel plate to their specifications. In addition to custom burning, other opportunities exist to provide value-added services such as producing heat treated plate. Increasing this higher margin business would enable us to increase profit without the need to increase production capacity.

•	Increase Mill Capacity and Production Efficiency. We continually strive to improve our operating efficiency and increase our production capacity. In 2001, we cut back production to three shifts from four shifts to accommodate our new custom product mix and to optimize yield and quality. Based on this reduced schedule, our plant had 300,000 tons of finished capacity in 2001. By 2004 we had increased overall yield of finished steel plate from melt shop input from 71% to 73%, reduced the rejection rate from as high as 7% to less than 0.5%, and reduced mill downtime significantly. These improvements remain consistent through today. These changes resulted in an increase in our annual production capacity to over 350,000 tons (on a three shifts basis) with no additional headcount or labor hours and no significant capital improvements. In the first quarter of 2006, we shipped over 99,200 tons, which represents an annual ship rate of over 396,000 tons. Since July of 2005, we have implemented over $10.0 million of capital improvements, significantly overhauled the plant maintenance organization, and added a fourth crew to reduce overtime costs. Based on these improvements we believe our total current plate mill capacity is in excess of 500,000 tons per year and that we have meaningfully reduced our manufacturing costs per ton. To increase capacity we have upgraded the plate mill electrical system, replaced the discharge door on the reheat furnace and added additional rail tracks. We also have identified several additional improvement opportunities that we believe will further improve production capacity in our melt shop and plate mill, including: reducing bottleneck in the melt shop by moving the slab yard into the plate mill; installing a more efficient scarfing facility; expanding the crane system in the shipping area; adding Level Two controls (which automate the process of reheating our slabs); and optimizing preventative maintenance planning and execution. These initiatives are targeted for completion by the end of 2007 and will accommodate our sales growth initiatives discussed above. Furthermore, we have identified cost reduction opportunities within the melt shop and plate mill, including a gauge upgrade, a redesigned zoned roll cooling system, and other general improvements that we expect will cost approximately $2.5 million and are expected to generate approximately $3.0 million of incremental annual cost savings. Many of these cost savings initiatives are currently underway and are expected to be completed by the end of 2007.

•	Further Penetrate Existing Markets. We believe that we have the opportunity to gain additional share in our current markets. Management has identified a list of target accounts that buy steel plate from the competition even though we believe that we can service these customers’ needs more economically and effectively. Management is targeting selling an additional 20,000 tons to these targeted accounts by 2008.

Products

We are a niche manufacturer of custom discrete carbon steel plate for use in a number of end-use applications, including bridges, railcars, tool and die, and heavy machine and equipment. We offer a wide range of steel plate products of varying thickness, width and length. Our discrete plate is produced in thicknesses from 1/4” to 5” and in widths from 48” to 156” with a maximum length of 1,400.” We primarily produce three categories of plate steel including Carbon, High Strength Low Alloy (“HSLA”) and Pressure Vessel Quality

(“PVQ”). Within each of these categories we manufacture grades as specified by various organizations including the American Society for Testing and Materials (“ASTM”), the American Iron and Steel Institute (“AISI”), the American Bureau of Ships (“ABS”), Canadian Steel Association (“CSA”) and the American Association of State Highway Transportation Officials (“AASHTO”). We produce steel plate in custom lengths, widths and thicknesses primarily for the grades of steel designated in the table below:

Category	Grade	Application

Carbon	ASTM-A36	General construction, general fabrication, light structures
	ASTM-A283	General construction, general fabrication, light structures
	AISI-1008-1045	Chemistry only steels—not certified to any strength levels
	ABS-Grade A	Ship building
	ABS-Grade B	Ship building
	CSA-44W	CSA designation for ASTM-A36 (Canadian)

HSLA	ASTM-A572-50	Increased strength fabrications and structures
	ASTM-A572-60, 65	Increased strength fabrications and structures
	ASTM-A588	Structures that do not require paint (bridges and towers) uniform corrosion resistance
	ABS-AH 32/36	Higher strength ship building
	ABS-DH 32/36	Higher strength ship building, increased impact resistance
	ASTM-A656-80	High strength fabrications, increased abrasion resistance
	ASTM-A633	Medium to high strength fabrications
	ASTM-AR 235	Medium to light duty abrasion resistance
	ASTM-A871-60	High strength fabrications and general construction

PVQ	ASTM A516-70	Pressure vessels, most commonly used grade
	ASTM A285 B/C	Lighter duty pressure vessels
	ASTM A 612	Lighter duty pressure vessels

Customers

We primarily sell discrete steel plate for end use applications that include bridges, tool and die, railcars, and other applications. In the past, the majority of the products we produced were sold directly to service centers. While this continues to be an important part of our business, our customer mix has shifted to include more end-users. Providing products to end-users offers us an opportunity to provide higher levels of customization, and represents a higher margin opportunity. We have a strong base of key customers, with no single customer accounting for more than 7% of sales in 2005. In 2005, our top 15 customers represented approximately 40% or our total sales, and these customers have an average tenure with us of more than ten years.

The following table presents data for tons shipped for the year ended December 31, 2005 by end-market and geographical region:

End Market	Tons	% of Total Tons Shipped
Service Center	148,347	44%
Bridge	56,014	17
Die	31,928	9
Railcar	28,905	9
Heavy Machinery & Equipment	16,554	5
Fabrication	15,418	5
Tank & Pressure Vessel	13,887	4
Power & Communication Equipment	11,043	3
Shipbuilding	8,991	3
Pipe	4,932	1
Miscellaneous	591	<1

Geographical Region	Tons	% of Total Tons Shipped
Midwest	115,758	34%
Mid-Atlantic	84,519	25
West	41,158	12
Southeast	39,970	12
Canada	30,625	9
Northeast	24,581	7

Sales and Marketing

Our sales organization is designed to take full advantage of our successful transition to a custom, service-oriented mini-mill, reaching end-user customers throughout the United States and Canada. Additionally, we utilize independent sales agents to cover regional sales in the Western United States.

Raw Materials

There are three raw material categories consumed in the production of steel plate: scrap, alloys and flux. Scrap comprises 90% of the charge while alloys and flux are 2% and 8% respectively. The key inputs within the scrap mix are shredded automobile scrap and #1 heavy melting scrap. These scrap types account for more than 50% of the scrap consumed at the facility. Alloys, though not a significant proportion of the tonnage of raw materials consumed, have a dramatic impact on the cost to produce steel. The significant flux additives are lime and coal. The lime acts as a cleansing agent while the coal is used to contribute carbon and energy to the melt shop process.

Local scrap brokers supply a significant amount of scrap that is required for our operations. Several brokers, all located within close proximity of the plant, fulfill the majority of our ongoing scrap requirements. We purchase scrap in small orders, ranging from 200 to 500 tons, to avoid overpaying for the material.

Alloys and flux are purchased by a purchasing agent in the spot market on an as needed basis. Typically, pricing is secured on a quarterly basis and there is no minimum purchase commitment. All purchase orders are reviewed by management to ensure the best pricing has been obtained.

Energy

Our manufacturing process in Claymont consumes large amounts of electricity. We currently satisfy the electrical needs for our facility by purchasing electricity from the local utility, Delmarva Power. Our purchasing is based on hourly real-time market pricing. We do not currently secure long-term energy contracts or purchase futures for purposes of hedging. During the summer months, we may elect to shut down our melt shop during peak periods of power costs. We believe that purchasing energy on a short term basis allows us to maximize usage during low cost market environments while providing a cost effective solution for slowing down production during times of peak energy pricing. Historically, we have been adequately supplied with electricity and we do not anticipate any material curtailment in our operations resulting from energy shortages.

Our process also consumes a significant amount of natural gas, which is purchased through a combination of Delmarva Power and a third party marketer. The larger portion purchased through a marketer is secured one to three months in advance based on NYMEX contracts to manage supply and price risk.

Manufacturing Process

We produce steel plate from steel scrap in a two-step process involving, (1) the melt shop operation, where scrap is melted down and cast into a steel slab, and (2) the plate mill operation, where the slab is rolled into steel plate.

Melt Shop Operations

The steelmaking process begins with the receipt and charging of raw materials, scrap, alloys and flux, into the charging buckets. The scrap is loaded into charging buckets with the use of an overhead crane and a field magnet. Other materials are fed through the use of gravity into hoppers and then dumped into the charging buckets with fork trucks.

When all the required material has been loaded, the electric arc furnace roof is swung open so an overhead crane can pick up the charging bucket and charge material into the furnace vessel. The roof swings back into position and three electrodes are lowered into the vessel so the melting process can begin. Electricity and oxygen are the prime sources of energy used to melt the scrap. The electricity is introduced into the vessel through the electrodes while oxygen is piped into the furnace. This process is repeated three times before the capacity of the furnace vessel is reached.

When enough scrap has been melted, approximately 185 tons, the materials are tapped into slide-gate equipped ladles for transfer to the continuous caster to be shaped into slabs. Prior to delivery at the caster, these materials are brought to the stir station where nitrogen or argon gas is introduced so temperature homogenization can occur. Once the hot metal is sufficiently cooled, the ladle is picked up by an overhead crane and delivered to the caster.

The ladle is positioned at the top of the caster for dumping into the caster machine. The slide-gate on the ladle is opened and the hot metal pools in the tundish, which is a reservoir leading to the molds of the caster machine. As a consistent supply and flow of metal is established, the metal enters a water-cooled mold resting directly below the tundish. The function of the mold is to shape the metal as well as to cool the outer edges so that it can be pulled through the machine. The newly formed slab is continuously cooled through the various roll zones until it reaches the bottom of the machine where it is cut into five slabs called “mothers.”

Upon cooling, the mothers are inspected for surface defects. Based on the observation of the inspectors, the slabs are conditioned at the scarfing machine. The scarfing machine is effectively a large torch that melts away the imperfections in the slab. The slabs are again torch cut into smaller pieces, “babies,” and transferred to the reheat furnace located at the plate mill.

Plate Mill Operations

Slabs for the plate mill are taken from the slab yard and reheated to rolling temperatures in the furnace. The slabs are then pushed onto the furnace delivery table. Slabs accepted for rolling are processed in the roughing mill. Any necessary slab turns are made on the mill entry and delivery tables. After the last pass, the roughing mill operator delivers the slab to the runout tables. At this point the roughing mill operator can retain control of the slab on the runout tables to oscillate the slab for additional cooling or control can be passed to the finishing mill operator for processing in the finishing mill.

The slab is reduced to plate in the 5,000-hp four-high finishing mill, and delivered to the mill runout tables. When processing is complete, the operator at the leveller control station directs the plate from the runout tables through the plate leveller. After passing through the leveller, the plate is delivered to the cooling bed transfer table and then to the cooling bed.

From the cooling bed, the plates are transferred to the cooling bed return tables and transported to the layout area. After marking and identifying the plate for final dimensions, the plates are transferred to the crop shear for initial cutting. The plate passes from the crop shear onto the turntable, rotated 90 degrees, and then sheared at the double-sided trimming shear. After shearing, the plate is inspected and loaded onto railroad cars for delivery to the shipping department. Any plate measuring greater than 1.5” inches in gauge is burned by torch to its final dimensions. This activity takes place in the burn out area adjacent to the hot leveller and cooling bed runout tables.

Competition

Competition within the steel industry is intense. We compete primarily on the basis of custom design capability, unique production capabilities, customer responsiveness, product quality and price. We compete with both integrated steel mills and mini-mills. Many of our competitors are larger and have substantially greater capital resources and more modern technology. Our principal competitor in the plate market is Mittal Steel, the largest steel plate producer in North America. Mittal competes in all three segments of the steel plate market, producing coil, standard discrete and custom discrete plate in three North American facilities. We also compete with Oregon Steel, a slab converter on the West Coast, with rolling capabilities similar to ours.

Employees

At April 1, 2006, we had 380 employees (113 salaried employees and 267 hourly employees). Of our employees at April 1, 2006, 14 were in sales and sales management, 29 in office and administrative capacities, and 337 in the production facility. None of our employees are parties to a collective bargaining agreement.

Properties

Our corporate headquarters are located in Claymont, Delaware. We operate out of a single, owned manufacturing facility also located in Claymont, Delaware on a 425 acre-site bordering the Delaware River, which includes a 185 ton electric arc furnace, a single strand caster and a 160 inch plate rolling facility. We believe that our plate mill is in good condition and is suitable for our operations and believe that our operating facility has sufficient capacity to meet our needs for the foreseeable future. We do not own or lease any other real property.

On April 4, 2006, we engaged a commercial real estate advisory firm to conduct an evaluation of the five semi-contiguous parcels of land comprising our 425-acre site. Following the completion of this evaluation, we determined to pursue the sale of three parcels, totaling approximately 175 acres. None of our facilities are located on these parcels and the sale of these parcels would not affect any of our operations.

Regulatory Matters

Our business is subject to numerous, federal, state and local laws and regulations relating to the protection of the environment and worker safety. Environmental laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act with respect to releases and remediation of hazardous substances. Worker safety laws include the Occupational Safety and Health Act. In addition, we are subject to similar state laws. These laws are constantly evolving and becoming increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable, due in part to the fact that certain implementing regulations for some of the laws described above have not yet been promulgated or in certain instances are undergoing revision. These laws and regulations could result in substantially increased capital, operating and compliance costs.

The State of Delaware had requested us to investigate part of our mill site for the existence of potential hazardous substances. We have submitted the requested information to the State of Delaware and have received no further communication on this matter. Accordingly, the outcome cannot be determined at this time.

Legal Proceedings

Claymont Steel has been asked by the State of Delaware to investigate part of its site for the existence of potential hazardous substances. Claymont Steel has submitted the requested information to the State of Delaware and has received no further communication on this matter. Accordingly, the outcome cannot be determined at this time.

As part of the acquisition of Claymont Steel from CITIC USA Holdings, Inc. (“CITIC Holdings”) and pursuant to the Purchase Agreement, we are required to pay CITIC Holdings monies subsequent to the closing date related to a working capital adjustment and the settlement of a pro forma liability. The parties agreed to settle the working capital adjustment for $14.9 million. We paid CITIC Holdings $8.0 million in June 2005 and

$6.9 million in August 2005 to settle the working capital adjustment. We estimate the pro forma liability to be $4.3 million and have recorded the liability on our consolidated balance sheet as of December 31, 2005. CITIC Holdings contends that the $8.0 million payment made in June 2005 relates to the pro forma liability and not to the working capital adjustment and filed suit in Delaware Superior Court, New Castle County, on October 14, 2005 in Delaware asking for an additional $8.0 million payment to be made to settle the working capital adjustment. The suit also asks the court to require us to pay an additional $3.2 million to settle the pro forma liability. Management believes that the issue between the two parties relates to the timing of the payments for the working capital adjustment and the pro forma liability and will not involve any payments above the $4.3 million accrued on its balance sheet.

In addition, certain claims and suits have been filed or are pending against Claymont Steel. In the opinion of management, all matters are adequately covered by insurance or, if not covered, involve such amounts, which would not have a material effect on our consolidated financial position or results of operations if disposed of unfavorably.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and ages (as of August 1, 2006) of each person who is a director or executive officer of Holdings, and the descriptions below include his service as a director or executive officer of Claymont Steel:

Name	Age	Position
Jeff Bradley	46	Chief Executive Officer
Allen Egner	53	Vice President, Finance
Steve Lundmark	64	Vice President, Sales and Marketing
Sami Mnaymneh	45	Director
Matthew Sanford	37	Director
Jeffrey Zanarini	35	Director

Jeff Bradley has served as our chief executive officer since 2005. Prior to joining Claymont Steel, from September, 2004 to June, 2005, Mr. Bradley served as vice president of strategic planning for Dietrich Industries, a $900 million construction products subsidiary of Worthington Industries. Prior to joining Dietrich Industries, from September, 2000 to August, 2004, Mr. Bradley served as a vice president and general manager for Worthington Steel. Mr. Bradley has a Business Administration degree.

Allen Egner has served as our vice president, finance since 2005. From 2001 to 2005, Mr. Egner served as Claymont Steel’s controller, from 1998 to 2001 he served as our manager of accounting, and from 1989 to 1998 he served as our manager of cost accounting. Before joining us, Mr. Egner was employed by Bethlehem Steel from 1974 to 1989, first as a general foreman and then as a senior cost analyst. Mr. Egner holds a Bachelor of Science degree and a Masters in Business Administration.

Steve Lundmark has served as our vice president, sales and marketing since Claymont Steel’s inception in 1988. Prior to joining Claymont Steel, Mr. Lundmark served as manager of carbon plate sales for Lukens Steel from 1986-1988, as regional sales manager of Lukens Steel from 1977 to 1986, as a branch manager for Kaiser Aluminum from 1969 to 1977, as production supervisor at Johnson & Johnson from 1967 to 1969 and as industrial engineer for Owens-Illinois Glass from 1964 to 1967. Mr. Lundmark holds a Bachelor of Science degree and a Masters in Business Administration.

Sami Mnaymneh has served on our Board since 2005. Mr. Mnaymneh is a co-founding partner of H.I.G. Capital and has served as a managing partner of the firm since 1993. Prior to joining H.I.G. Capital, from 1990 to 1993 Mr. Mnaymneh was a managing director at The Blackstone Group, a merchant bank, where he provided financial advisory services to Fortune 100 companies. Prior to that, from 1984 to 1989 Mr. Mnaymneh was a vice president in the mergers and acquisitions department at Morgan Stanley & Co. where he served as a senior advisor to private equity firms. Mr. Mnaymneh currently serves on the board of directors of a number of H.I.G. Capital portfolio companies. Mr. Mnaymneh holds a Bachelor of Arts degree, a Masters in Business Administration and a Juris Doctorate.

Matthew Sanford has served on our Board since 2005. Mr. Sanford joined H.I.G. Capital in 2000 and currently serves as a managing director. Prior to joining H.I.G. Capital, Mr. Sanford was a manager with Pittiglio, Rabin, Todd and McGrath, an operations-focused consulting firm to technology based businesses, from 1999 to 2000. Previously, he held a variety of positions at Bain & Company, a management consulting firm, in which he managed the development and implementation of marketing and operating strategies for Fortune 500 business. Mr. Sanford currently serves on the board of directors of several H.I.G. Capital portfolio companies. Mr. Sanford holds a Bachelor of Arts degree and a Masters in Business Administration.

Jeffrey Zanarini has served on our Board since 2005. Since 2004, Mr. Zanarini has been a principal in H.I.G. Capital. Prior to joining H.I.G. Capital, from 2000 to 2004 Mr. Zanarini was a manager with Bain &

Company, a management consulting firm. While at Bain, Mr. Zanarini devised corporate growth strategies and directed diligence efforts for equity investors. Mr. Zanarini holds Bachelor of Science and Bachelor of Arts degrees and a Masters in Business Administration.

Key Employees

The following table sets forth the names and ages (as of August 1, 2006) of key employees of Claymont Steel:

Name	Age	Position
Dan Kloss	63	General Manager, Plate Mill Operations
Randolph Harris	48	General Manager, Melting and Casting
Dana LeSage	43	Manager, Environmental and Energy Engineering
Frank Hancock	55	Manager, Melt Shop Maintenance
Tom Trier	56	Manager, Plate Mill Maintenance

Dan Kloss has served as Claymont Steel’s general manager, plate mill operations since 2003. He served as a consultant to Claymont Steel’s president from 2001 to 2003. Before joining Claymont Steel, Mr. Kloss was employed by Bethlehem Steel as the manager of hot mill processing and shipping from 1998 to 2000 and as a superintendent of its plate mill from 1964 to 1998.

Randolph Harris has served as Claymont Steel’s general manager, melting and casting since 2001. Mr. Harris served as Claymont Steel’s general supervisor of steelmaking from 1994 to 2001, and as Claymont Steel’s furnace supervisor from 1990 to 1994. Before joining Claymont Steel Mr. Harris worked as the furnace supervisor at Norfolk Steel from 1979 to 1980 and served in the United States Marine Corps from 1976 to 1979.

Dana LeSage has served as Claymont Steel’s manager, environmental and energy engineering since 1993. Before joining Claymont Steel, Mr. LeSage served as a staff engineer at Hercules, Inc. from 1988 to 1993 and as applications engineer at Philadelphia Mixers from 1985 to 1988. Mr. LeSage holds a Bachelor of Science degree and a Masters in Business Administration.

Frank Hancock has served as Claymont Steel’s manager, melt shop maintenance since 2001. From 1990 to 2001 Mr. Hancock served as Claymont Steel’s general supervisor of maintenance and from 1989 to 1990 as Claymont Steel’s supervisor of maintenance. Prior to joining Claymont Steel, Mr. Hancock was employed as a supervisor of mechanical projects by Voest Alpine from 1986 to 1989, and was a self-employed design consultant from 1984 to 1986. Mr. Hancock holds Associate and Bachelor of Science degrees.

Tom Trier has served as Claymont Steel’s manager, plate mill maintenance since 1992, and served as Claymont Steel’s assistant general supervisor of maintenance from 1991 to 1992. Prior to joining us, Mr. Trier served as an electrical maintenance supervisor for Hoeganaes Corp. from 1989 to 1991, and in various capacities at AFG Industries, including maintenance superintendent from 1981 to 1989, maintenance foreman from 1980 to 1981, maintenance mechanic from 1979 to 1980, and operations manager from 1969 to 1979.

Committees of our Board of Directors

Audit Committee

Upon consummation of this offering, our board of directors will establish an audit committee and we expect that the members of the audit committee will be Messrs.                                         , who will be appointed promptly following this offering. Our audit committee will recommend the firm to be appointed as independent accountants to audit our financial statements and to perform services related to the audit, review the scope and results of the audit, review with management and the independent accountants our annual operating results, consider the adequacy of the internal accounting procedures, consider the effect of such procedures on the accountants’ independence and establish policies for business values, ethics and employee relations. No later than 90 days after the consummation of this offering, we will have a majority of independent directors on our audit committee and no later than one year after the consummation of this offering, we will have a fully independent audit committee, as required by National Association of Securities Dealers rules.

Compensation Committee

Upon consummation of this offering, our board of directors will establish a compensation committee and we expect that the members of the compensation committee will be Messrs.                                         , who will be appointed promptly following this offering. Our compensation committee will provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters, review and approve the compensation of our chief executive officer and the other executive officers of us and our subsidiaries and provides oversight concerning selection of officers, management succession planning, performance of individual executives and related matters. We intend to avail ourselves of the “controlled company” exception under the National Association of Securities Dealers rules, which eliminates the requirement that we have a compensation committee composed entirely of independent directors.

Nominating/Governance Committee

Upon consummation of this offering, our board of directors will establish a nominating/governance committee and we expect that the members of the nominating/governance Committee will be Messrs.                                         , who will be appointed promptly following this offering. Our nominating/governance Committee will establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of the board of directors, make recommendations regarding proposals submitted by our stockholders and make recommendations to our board of directors regarding board governance matters and practices. We intend to avail ourselves of the “controlled company” exception under the National Association of Securities Dealers rules, which eliminates the requirement that we have a nominating/governance committee composed entirely of independent directors.

Code of Ethics

Prior to completion of this offering, we will adopt a code of ethics that applies to our Chief Executive Officer and Senior Financial Officers, including the Controller and other persons performing similar functions, and all other management. This code of ethics will be posted on our website, located at www.Claymont Steel.com. We intend to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address specified above. Information contained in our website, whether currently posted or posted in the future, is not part of this document or the documents incorporated by reference in this document.

Compensation Committee Interlocks and Insider Participation

There are no interlocking relationships between any member of our compensation committee and any of our executive officers that require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

Executive Compensation

The following table summarizes the compensation that was paid for 2005 to our chief executive officer and our two other executive officers, whom we refer to as our named executive officers.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation				All Other Compensation ($)
					All Other Compensation ($)	Awards			Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)			Restricted Stock Awards		Securities Underlying options/SARs	LTIP Payouts
Jeff Bradley	2005	$145,000	$	—(1)	—	—	(2)	—	$—	$275,000(3)
Chief Executive Officer

Steve Lundmark	2005	$175,000		$63,000(4)	—	—		—	$—	—
Vice President, Sales and Marketing

Allen Egner	2005	$132,000		$118,000(5)	—	—		—	$—	—
Vice President, Finance

(1)	Mr. Bradley was paid a bonus of $225,000 on July 13, 2006 for his performance for the twelve month period ended June 30, 2006.
(2)	Pursuant to a restricted shares agreement, Mr. Bradley was granted 6,712 shares of our restricted stock, none of which shares were vested in 2005.
(3)	Mr. Bradley received a dividend payment of $275,000 in September 2005 with respect to his restricted stock.
(4)	Mr. Lundmark was also paid a bonus of $48,000 in March 2006 for his performance for the year ended December 31, 2005.
(5)	Mr. Egner was also paid a bonus of $50,000 in March 2006 and $25,000 in July 2006 for his performance for the year ended December 31, 2005.

Restricted Stock Awards in the Last Fiscal Year

Pursuant to the terms of the employment agreement and the restricted shares agreement between us and Jeff Bradley, Mr. Bradley was granted 6,712 shares of our restricted stock, representing 0.6667% of our then outstanding common stock. Of such shares, 12.5% vest each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable vesting date. An additional 12.5% of such shares vest each anniversary of the original grant date if our EBITDA levels equal or exceed targets established by our Board and Mr. Bradley is employed on each applicable vesting date. Mr. Bradley received a dividend payment of $275,000 in September 2005. Mr. Bradley was also entitled to a $466,490 dividend on his restricted shares with respect to a dividend to our equity holders declared on June 13, 2006. Mr. Bradley received $90,000 of the dividend on June 14, 2006 and the remainder was deferred pursuant to the terms of Mr. Bradley’s restricted shares agreement. In addition, Mr. Bradley was entitled to a $477,921 dividend on his restricted shares with respect to a dividend to our equity holders declared on July 12, 2006. This dividend was deferred pursuant to the terms of Mr. Bradley’s restricted shares agreement.

Director Compensation

None of our directors are compensated for serving on our Board. Directors are reimbursed for actual expenses incurred in attending Board meetings.

Employment Arrangement

In June 2005, we entered into an employment agreement with Jeff Bradley pursuant to which, among other things, Mr. Bradley will serve as its Chief Executive Officer until June 10, 2009. Under this agreement, Mr. Bradley receives a base salary of $275,000 per year, and is eligible for an annual bonus of up to $225,000 of which up to $150,000 is based on us attaining certain EBITDA levels and the remaining $75,000 may be earned in our Board’s discretion. In June 2005, Mr. Bradley was also granted 6,712 shares of Holdings’ restricted stock, representing 0.6667% of its outstanding common stock. Of such shares, 12.5% vest each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable vesting date. An additional 12.5% of such shares vest beginning on June 30, 2006 and on June 30 of each subsequent year if our EBITDA levels equal or exceed target established by our Board and Mr. Bradley is employed on each applicable vesting date. The first portion of the shares vested on June 23, 2006. In the event that we or certain of our affiliates, including our sole stockholder, experience a change of control, Mr. Bradley is entitled to an additional bonus equal to $1,000,000 minus the net proceeds that he receives upon such change of control as a result of his equity ownership. If we terminate Mr. Bradley without cause he is entitled to salary accrued through the effective date of the termination notice, the reimbursement of any expenses, and, if he executes a separation release, one year’s salary and any bonus accrued as of termination. If we terminate Mr. Bradley with cause he is entitled to his salary accrued through the effective date of the termination notice and the reimbursement of any expenses.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of August 1, 2006, information regarding the beneficial ownership of the common stock of the Company before the completion of this offering and shows the number and percentage owned by:

•	each person who is known by us to beneficially own more than 5% of our outstanding common stock;

•	each member of our board of directors;

•	each of our named executive officers; and

•	all members of our board of directors and officers as a group.

	Shares Beneficially Owned Prior to this Offering(1)		Shares Included in this Offering Assuming Exercise of Over-Allotment Option	Shares Beneficially Owned After Offering Assuming No Exercise of Over- Allotment Option		Shares Beneficially Owned After Offering Assuming Full Exercise of Over- Allotment Option
Beneficial Owner	Number	Percent	Number	Number	Percent	Number	Percent

Directors and Executive Officers
Jeff Bradley	6,712	0.7%
Allen Egner	—	—	—
Steve Lundmark	—	—	—
Sami Mnaymneh	—	—	—
Matthew Sanford	—	—	—
Jeffrey Zanarini	—	—	—
All executive officers and directors as a group (6 persons)	6,712	0.7%
5% Stockholders
H.I.G. Capital(2)	1,000,000	99.3%
Selling Stockholders

(1)	Adjusted to reflect our to stock split on , 2006.
(2)	The address of H.I.G. Capital is 1001 Brickell Bay Drive, 27th Floor, Miami, FL 33131.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Tax Sharing Agreement

On July 6, 2006, we entered into a tax sharing agreement with our wholly-owned subsidiary Claymont Steel and its wholly-owned subsidiary CitiSteel PA, Inc. Pursuant to the terms of this agreement, Claymont Steel will pay to us an amount representing Claymont Steel’s tax liability if Claymont Steel were filing a United States tax return or a state or local tax return as the common parent of a United States federal income tax consolidated group or a state or local consolidated, combined, unitary or similar group, that includes Claymont Steel’s direct or indirect subsidiaries. Payments are to be made to us based on reasonable estimates, as determined by us in good faith, of Claymont Steel’s tax liability as calculated using the method described above. Any excess of payments for a taxable period over Claymont Steel’s actual tax liability using the above calculation method will be returned to Claymont Steel within 10 days following the determination of such excess.

Employment Agreement

In June 2005, we entered into an employment agreement with Jeff Bradley pursuant to which, among other things, Mr. Bradley will serve as our Chief Executive Officer until June 10, 2009. Under this agreement, Mr. Bradley receives a base salary of $275,000 per year, and is eligible for an annual bonus of up to $225,000 of which up to $150,000 is based on us attaining certain EBITDA (as defined in the agreement) levels and the remaining $75,000 may be earned in our Board’s discretion. In June 2005, Mr. Bradley was also granted 6,712 shares of our restricted stock representing 0.6667% of our then outstanding common stock. Of such shares, 12.5% vest each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable vesting date, as defined in the agreement. An additional 12.5% of the shares vest on June 30 of each year if our EBITDA levels equal or exceed targets established by our Board and Mr. Bradley is employed on each applicable vesting date. As of June 30, 2006, 25% of Mr. Bradley’s shares were vested. In the event that we or certain of our affiliates experience a change of control, Mr. Bradley is entitled to an additional bonus equal to $1,000,000 minus the net proceeds that he receives upon such change of control as a result of his equity ownership. If we terminate Mr. Bradley without cause he is entitled to salary accrued through the effective date of the termination notice, the reimbursement of any expenses, and, if he executes a separation release, one year’s salary and any bonus accrued as of termination. If we terminate Mr. Bradley with cause he is entitled to his salary accrued through the effective date of the termination notice and the reimbursement of any expenses.

Management Agreement

On June 10, 2005, our wholly owned subsidiary Claymont Steel entered into a management agreement with our principal stockholder. Pursuant to the terms of this agreement, our principal stockholder will provide management, consulting and financial services to Claymont Steel, subject to the supervision of its Board. In exchange for these services, Claymont Steel will pay our principal stockholder an annual management fee of $675,000. In addition to this fee, our principal stockholder is also entitled to additional compensation for the introduction or negotiation of any transactions not in the ordinary course of business or pursuant to which we acquire or dispose of any business operations. The amount of any additional compensation is to be determined by good faith negotiations between our principal stockholder and Claymont Steel’s Board, except that in the case of a sale of a majority of Claymont Steel’s stock or all or substantially all of its assets to a third party, our principal stockholder is entitled to a fee equal to 1% of the aggregate sale transaction value. Claymont Steel has also agreed to reimburse our principal stockholder for any expenses incurred in the performance of its duties under the management agreement. The agreement terminates in June 2015 or upon a material breach by either party that remains uncured after 10 business days’ notice to the breaching party.

Registration Rights

H.I.G. Capital LLC, Inc. is expected to enter into a registration rights agreement prior to the completion of this offering, which will provide for registration rights for H.I.G. Capital with respect to the shares of our common stock owned by it after this offering.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as each will be in effect as of the consummation of this offering, and of specific provisions of Delaware law. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law.

General

Prior to the consummation of this offering, we will increase our total authorized number of shares of common stock to              shares.

Immediately following the consummation of this offering, our authorized capital stock will consist of shares of common stock, $0.001 par value per share and              shares of preferred stock, $0.001 par value per share, the rights and preferences of which may be established from time to time by the board of directors. Upon completion of this offering, there will be              shares of common stock outstanding (             shares if the underwriter’s over-allotment option is exercised in full), and no outstanding shares of preferred stock.

Common Stock

Voting Rights.  Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.  Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights.  Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters.  The common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock.  Our board of directors will have the authority, without further action by the stockholders, to issue preferred stock in one or more series, and to fix the rights, preferences and privileges of any preferred stock. Any and all of these rights, preferences and privileges may be superior to the rights of the common stock.

Composition of Board of Directors; Election and Removal of Directors

In accordance with our amended and restated bylaws, the number of directors comprising our board of directors will be as determined from time to time by our board of directors, and only a majority of the board of directors may fix the number of directors. We intend to avail ourselves of the “controlled company” exception under NASD rules which exempts us from certain of the requirements, including that we have a majority of independent directors on our board of directors and that we have compensation and nominating committees composed entirely of independent directors. We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members. Upon the closing of this offering, it is anticipated that we will have directors. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of our board of directors, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors are elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will also provide that stockholders do not have the right to cumulative votes in the election of directors.

Under the Delaware General Corporation Law, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will not make an exception to this rule. In addition, our amended and restated certificate of incorporation and bylaws provide that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors.

Amendment of Our Certificate of Incorporation

Under applicable law, our amended and restated certificate of incorporation will provide that it may be amended only with the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

Amendment of Our Bylaws

Our amended and restated bylaws will provide that they can be amended by the vote of the holders of a majority of the shares then entitled to vote or by the vote of a majority of the board of directors.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation will provide that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders); or

•	for any transaction from which the director derived any improper personal benefit.

However, if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our amended and restated certificate of incorporation will provide that we will, to the fullest extent from time to time permitted by law, indemnify our directors, officers and employees against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise.

The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our board of directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment or repeal of these indemnification provisions, nor the adoption of any provision of our amended and restated certificate of incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Anti-takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer,

•	acquisition of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Election and Removal of Directors.  Our certificate of incorporation provides that our board of directors is divided into three classes. The term of the first class of directors expires at our first annual meeting of stockholders following the offering; the term of the second class of directors expires at our second annual meeting of stockholders following the offering; and the term of the third class of directors expires at our third annual meeting of stockholders following the offering. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. In addition, our directors may only be removed for cause. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Size of Board and Vacancies.  Our bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled by the majority vote of our remaining directors in office, except that any vacancy caused by the removal of a director by a majority vote of our stockholders may be filled by a majority vote of our stockholders.

Delaware Anti-takeover Law.  Upon completion of the offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

No Cumulative Voting.  Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock.  The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Listing

We intend to apply to list our common stock on Nasdaq Global Market under the trading symbol “PLTE”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, or the perception that substantial sales may occur, could adversely affect the prevailing market price of our common stock. Prior to this offering, there has been no public market for our common stock. After completion of the offering, there will be              shares of common stock outstanding. Of these shares, the              shares sold in the offering, or up to              shares if the underwriter fully exercises its option to purchase additional shares, will be freely transferable without restriction under the Securities Act, except by persons who may be deemed to be our affiliates.

In addition to the shares of our common stock sold in this offering, there will be              shares of our common stock outstanding immediately after this offering. Of these shares, all are restricted securities and may be sold into the public market pursuant to Rule 144 and 144(k) under the Securities Act as described below. The below summary of Rules 144 and 144(k) is not intended to be a complete discussion thereof.

Sales of Restricted Shares

An aggregate of            shares held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144 and 144(k) under the Securities Act, which are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144 and 144(k), additional shares will be available for sale in the public market as follows:

•	no shares will be available for immediate sale on the date of this prospectus;

•	commencing 180 days (or earlier if waived by the underwriter) after the date of this prospectus, the expiration date for the lock-up agreements, shares will be available for sale pursuant to Rule 144 and shares will be available for sale pursuant to Rule 144(k), in each case, as further described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a stockholder who has beneficially owned our shares for at least one year, would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not currently an affiliate of ours, and who has not been an affiliate of ours for at least three months before the sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-Up Agreements

We, our executive officers and directors and all of our stockholders have entered into lock-up agreements with Jefferies & Company, Inc., under which we have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or

•	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing

for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriter and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Registration Rights

We expect to grant H.I.G. Capital LLC, Inc., our principal stockholder, registration rights with respect to the shares of our common stock owned by it after this offering. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This summary describes the principal tax consequences of the ownership and disposition of our common stock, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of our common stock. This summary applies only to purchasers of our common stock that will hold our common stock as a capital asset for tax purposes and does not apply to special classes of holders such as dealers and traders in securities or currencies, holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar (other than Non-U.S. Holders), tax-exempt organizations, certain financial institutions, real estate investment trusts, regulated investment companies, insurance companies, persons that acquired our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, holders liable for the alternative minimum tax, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding our common stock in a hedging transaction or as part of a straddle, conversion, constructive sale transaction or other integrated transaction.

Each holder should consult such holder’s own tax adviser concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in our common stock.

U.S. Holders

In this discussion, references to a “U.S. Holder” are to a beneficial owner of our common stock that is

•	a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof,

•	an estate the income of which is subject to United States federal income tax without regard to its source, or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Taxation of Distributions

U.S. Holders will be taxed on distributions on our common stock as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits for U.S. federal income tax purposes. If a U.S. Holder is taxed as a corporation, dividends may be eligible for the 70% dividends-received deduction. The Internal Revenue Code of 1986, as amended, or the Code, contains various limitations upon the dividends-received deduction. U.S. Holders who are corporations should consult their tax advisors with respect to the possible application of these limitations to their ownership or disposition of our common stock in their particular circumstances.

A U.S. Holder generally will not be taxed on any portion of a distribution not paid out of our current or accumulated earnings and profits if its tax basis in our common stock is greater than or equal to the amount of the distribution. However, U.S. Holders will be required to reduce their tax basis (but not below zero) in our common stock by the amount of the distribution, and would recognize capital gain to the extent that the distribution exceeds their tax basis in our common stock. Further, U.S. Holders who are corporations would not be entitled to a dividends-received deduction on this portion of a distribution.

Distributions that individual U.S. Holders receive with respect to our common stock that are dividends for U.S. federal income tax purposes before prior to January 1, 2011 will be subject to taxation as net capital gain at a maximum rate of 15%, provided that certain holding period and other requirements are satisfied.

Taxation of Capital Gains

Upon the sale or other disposition of our common stock, U.S. Holders will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized on the disposition of our common stock and your tax basis in our common stock. Such gain or loss generally will be treated as capital gain or loss and will be long-term capital gain or loss if our common stock has been held for more than one year. Generally, capital gain recognized by an individual U.S. Holder before January 1, 2011 is subject to taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

This subsection describes the tax consequences to a “Non-U.S. Holder”. For purposes of this discussion, you are a “Non-U.S. Holder” if you are for United States income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	a foreign estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of income or gain from our common stock.

Taxation of Dividends

Any distributions received in respect of our common stock by a person that is a Non-U.S. Holder, to the extent considered dividends for U.S. federal income tax purposes, generally will be subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate specified by an applicable income tax treaty, unless the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. or, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

If the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or, where a tax treaty applies, is attributable to the Non-U.S. Holder’s United States permanent establishment, the dividend will be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates and will be exempt from the withholding tax. In addition, dividends received by a corporate Non-U.S. Holder that are effectively connected with a U.S. trade or business or, where a tax treaty applies, are attributable to the Non-U.S. Holder’s U.S. permanent establishment may, under some circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate specified by an applicable income tax treaty.

For purposes of obtaining a reduced rate of withholding under an income tax treaty, the Non-U.S. Holder will be required to provide information concerning the Non-U.S. Holder’s country of residence and entitlement to tax treaty benefits on an appropriate form, currently Internal Revenue Service, or IRS, Form W-8BEN, and may also be required to provide a U.S. taxpayer identification number thereon. However, some payments to foreign partnerships and other fiscally transparent entities may not be eligible for a reduced rate of withholding tax under an applicable income tax treaty or may require provision of IRS Form W-8BEN by the fiscally transparent entity and IRS Form W-BEN by its beneficial owners that are eligible for such reduced rate of withholding. If the Non-U.S. Holder claims exemption from withholding with respect to dividends effectively connected with the Non-U.S. Holder’s conduct of a business within the U.S., the Non-U.S. Holder must provide appropriate certification, currently IRS Form W-8ECI, to us or our paying agent. If the Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the Non-U.S. Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

If a distribution exceeds our current and accumulated earnings and profits allocable to the distribution, it will be treated first as a return of the Non-U.S. Holder’s tax basis in the common stock to the extent of the

Non-U.S. Holder’s adjusted tax basis in the common stock and then as gain from the sale of a capital asset, which would be taxable as described below. Any withholding tax on distributions in excess of our current and accumulated earnings and profits will be refundable to the Non-U.S. Holder upon the timely filing of an appropriate claim for refund with the IRS.

Taxation of Capital Gains

Generally, Non-U.S. Holders will not be subject to U.S. federal income tax on any gain recognized upon the sale or other disposition of our common stock. However, a Non-U.S. Holder will be subject to U.S. federal income tax on the gain if:

•	the gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business or, if a tax treaty applies, attributable to the Non-U.S. Holder’s U.S. permanent establishment,

•	the Non-U.S. Holder is an individual who is a former citizen of the United States who lost U.S. citizenship within the preceding ten-year period, or a former long-term resident of the United States who relinquished U.S. residency on or after February 6, 1995, and the loss of citizenship or permanent residency had as one of its principal purposes the avoidance of U.S. tax, or

•	the Non-U.S. Holder is a non-resident alien individual, the Non-U.S. Holder is present in the U.S. for 183 or more days in the taxable year of disposition and certain other conditions exist.

The Non-U.S. Holder will also be subject to U.S. federal income tax on any gain from the sale of our common stock if we are or have been a “U.S. real property holding corporation” within the meaning of section 897(c)(2) of the Code at any time the Non-U.S. Holder held our common stock, or within the five-year period preceding the sale of our common stock if the Non-U.S. Holder holds our common stock for more than five years. We believe that:

•	we are not now a “U.S. real property holding corporation”,

•	we have not been a “U.S. real property holding corporation” at any time since we were formed, and

•	based on the assumption that the fair market value of the U.S. real property interests of each company in our group will continue to be less than 50 percent of the sum of the fair market value of our real property interests plus the fair market value of any other assets in the United States that are used in a business, we should not be a “U.S. real property holding corporation” in the future.

If we were a “U.S. real property holding corporation” or were to become a “U.S. real property holding corporation,” the Non-U.S. Holder would be subject to U.S. federal income tax on any gain from sale of our common stock if the Non-U.S. Holder beneficially owned, or had owned at any time during the specified five-year period, more than 5% of the total fair market value of the class of stock the Non-U.S. Holder sold.

Information Reporting and Backup Withholding

U.S. Holders

Dividends and proceeds from the sale or other disposition with respect to our common shares paid to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

Non-U.S. Holders

We generally will be required to report to Non-U.S. Holders and to the IRS the amount of any dividends paid to the Non-U.S. Holder in each calendar year and the amounts of tax withheld, if any, with respect to the dividend payments. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Backup withholding is generally imposed at the current rate of 28% on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on our common stock at a 28% rate unless you certify your non-U.S. status.

Payment of the proceeds of a sale of our common stock by or through a U.S. office of a broker will be subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder or otherwise establishes exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of our common stock by or through a foreign office of a broker. If, however, the broker is, for U.S. federal income tax purposes:

•	a U.S. person,

•	a “controlled foreign corporation,”

•	a foreign person, 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or

•	a foreign partnership in which one or more U.S. persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or if the partnership is engaged in a trade or business in the United States, payment of the proceeds will be subject to information reporting, but not backup withholding, unless:

•	the broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or

•	the beneficial owner otherwise establishes an exemption.

Certification will be required in the case of the disposition of shares of our common stock held in an offshore account if the disposition is made through a foreign broker described in the immediately preceding paragraph.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

The foregoing discussion is for general information and is not tax advice. Accordingly, each Non-U.S. Holder of our common stock should consult its tax advisor as to the particular tax consequences to it of owning our common stock, including the applicability and effect of any state, local or foreign income tax laws, and any recent or prospective changes in applicable tax laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated , 2006, Jefferies & Company, Inc. has agreed to purchase, and we have agreed to sell to it, all of the shares initially offered hereby.

The underwriter is offering the shares of common stock subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of common stock if any such shares are taken. However, the underwriter is not required to take or pay for the shares covered by the underwriter’s over-allotment option described below.

Over-Allotment Option

The selling stockholders have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. We will not receive any proceeds from the sale of the shares of common stock upon the exercise of the underwriter’s over-allotment option.

Commission and Expenses

The underwriter has advised us that the underwriter proposes to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. The underwriter may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the underwriter. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of common stock are offered by the underwriter as stated herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. The underwriter does not intend to confirm sales to any accounts over which it exercises discretionary authority.

The following table shows the public offering price, the underwriting discounts and commissions payable to the underwriter by us and the proceeds, before expenses, to us. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares.

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment

Public offering price	$	$	$	$

Underwriting discounts and commissions paid by us	$	$	$	$

Proceeds, before expenses, to us	$	$	$	$

We estimate expenses payable by us in connection with the offering of shares of common stock, other than the underwriting discounts and commissions referred to above, will be approximately $              million.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Lock-up Agreements

We, our officers, directors and all of our stockholders have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or

•	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc.

This restriction terminates after the close of trading of the shares of common stock on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, in the event that either (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriter and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Listing

We will apply to have shares of our common stock approved for listing on the Nasdaq Global Market under the symbol “PLTE”.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of the offering, or by their affiliates. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Stabilization and Short Positions

The underwriter has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriter for the purpose of fixing or maintaining the price of the shares of common stock. A “syndicate covering transaction” is the bid for or purchase of shares of common stock on behalf of the underwriter to reduce a short position incurred by the underwriter in connection with the offering. A “penalty bid” is an arrangement permitting the underwriter to reclaim the selling concession otherwise accruing to the underwriter in connection with the offering if the shares of common stock originally sold by the underwriter are purchased by the underwriter in a syndicate covering transaction and have therefore not been effectively placed by the underwriter. The representative has advised us that such transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

No Public Market

Prior to the offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our shares of common stock was determined by negotiations between us and the underwriter subject to the applicable provisions of Rule 2720 of the NASD. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Affiliations

The underwriter or its affiliates have in the past performed and may in the future from time to time perform investment banking and other financial services for us and our affiliates for which they receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

Jefferies & Company, Inc. acted as the initial purchaser for our offering of the Holdings Notes in July 2006. In addition, in July 2005, Jefferies & Company, Inc. acted as the initial purchaser for the offering by Claymont Steel of its Senior Secured Floating Rate Notes due 2010. In consideration for these services, Jefferies & Company, Inc. received customary cash compensation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Pittsburgh, Pennsylvania. Mayer, Brown, Rowe & Maw LLP, New York, New York will act as counsel to the underwriter.

EXPERTS

The consolidated financial statements of CitiSteel USA, Inc. and subsidiary for the year ended December 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein. and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Claymont Steel Holdings, Inc., as of December 31, 2005 and 2004 and for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004 included in this prospectus have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm as stated in their report herein, and has been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to this offering. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and this offering, you should refer to the registration statement and the exhibits filed as a part of the registration statement. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

You may obtain copies of the information and documents referenced in this prospectus and included as exhibits to the registration statement at no charge by writing or telephoning us at the following address or telephone number:

Claymont Steel Holdings, Inc.

4001 Philadelphia Pike

Claymont, Delaware 19703

Attention: Allen Egner, Vice President, Finance

Our wholly-owned subsidiary Claymont Steel files annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding Claymont Steel and other companies that file materials with the SEC electronically.

UNAUDITED PRO FORMA FINANCIAL STATEMENT

The unaudited pro forma financial statement should be read in conjunction with our consolidated financial statements and related notes, and other financial information appearing elsewhere in this offering circular, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Consolidated Financial and Operating Data.”

The unaudited pro forma statements of operations give effect to the acquisition of Claymont Steel on June 10, 2005 (the “Acquisition”), the sale of the $172.0 million of Claymont Steel floating rate notes and the sale of the $75.0 million Holdings Notes as if they had occurred on January 1, 2005.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

The pro forma adjustments include an estimate for deferred tax liabilities. The structure of the Acquisition and certain elections that we may make in connection with the Acquisition and subsequent tax filings may impact the amount of deferred tax liabilities that are due and the realization of deferred tax assets. The unaudited pro forma financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the Acquisition been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position.

The following table summarizes the allocation of the aggregate purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of Acquisition (amounts in thousands).

As of June 10, 2005
Current assets	$112,655
Property, plant, and equipment	9,578
Intangible assets	7,563

Total assets acquired	129,796

Current liabilities	17,378
Deferred taxes	4,643
Long-term debt	2,298

Total liabilities assumed	24,319

Net assets acquired	$105,477

Of the $7.6 million of acquired intangible assets, $600,000 was assigned to the trade name, which is not subject to amortization. The remaining $7.0 million of acquired intangible assets relate to customer relationships and have a weighted-average useful life of approximately five years. The difference between the aggregate purchase price and the estimated fair values of the assets acquired and liabilities assumed was approximately $103.2 million. This negative goodwill was used to reduce the value of property, plant and equipment and intangible assets.

P-1

	Unaudited Pro Forma Consolidated Statement of Operations For the Year Ended December 31, 2005
	Predecessor Company Actual 2005(5)	Successor Company Actual 2005(5)	Pro Forma Adjustments		Pro Forma 2005
	(in thousands)
Sales	$128,687	$149,683	$—		$278,370
Cost of sales	78,762	114,136	(1,721	)(1)	191,177

Gross profit	49,925	35,547	1,721		87,193
Operating expenses—selling, general and administrative	2,535	8,041	1,023	(2)	11,599

Income from operations	47,390	27,506	698		75,594
Other Income (expense):
Interest income	228	968	1,697		2,893
Other non-operating income	—	101	—		101
Interest expense	—	(11,632)	(22,450	)(3)	(34,082)

Income before income taxes	47,618	16,943	(20,055)		44,506
Income tax expense	(17,583)	(6,058)	7,220	(4)	(16,421)

Net income	$30,035	$10,885	$(12,835)		$28,085

(1)	Represents depreciation expense for fixed assets using opening balance sheet values and useful lives of 15 years for buildings and improvements and 3 to 8 years for furniture, fixtures and equipment.
(2)	Consists of: (a) annual management fee paid to our principal stockholder of $675,000 and (b) amortization of intangible assets. Customer relationships are amortized on a straight line basis over a five-year life. The successor company includes a $1.5 million transaction expense related to the Acquisition.
(3)	Consists of amortization of deferred financing fees and interest expense on acquisition-related debt. Fees are amortized on a straight-line basis over a five-year life, consistent with the term of the notes. The debt is composed of:
•	$172.0 million Claymont Steel floating rate notes;
•	$20.0 million Claymont Steel credit agreement;
•	$75.0 million Holdings Notes;
Interest on the Claymont Steel floating rate notes is calculated using an annual interest rate of 12.5%, which is the rate in effect on December 31, 2005. Interest on the Claymont Steel credit agreement is calculated using an annual interest rate of 8.25%, which is the rate in effect on December 31, 2005. The average balance outstanding is estimated based on cash flow available to repay debt and scheduled principal payments. Interest on the Holdings Notes is calculated using an annual rate of 15.0%.
(4)	Represents the tax effect at the 36% effective rate of the pro forma adjustments.
(5)	Actual amounts are shown for the following periods: January 1, 2005 to June 9, 2005 for the predecessor company; and June 10, 2005 to December 31, 2005 for the successor company.

P-2

INDEX TO HISTORICAL FINANCIAL STATEMENTS

Claymont Steel Holdings, Inc. (formerly CitiSteel USA Holdings, Inc.) and its Subsidiaries

Page
Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2005 and December 31, 2004	F-4

Consolidated Statements of Operations for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the Years Ended December 31, 2004 and 2003	F-5

Consolidated Statements of Changes in Stockholder’s Equity (Deficit) for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the Years Ended December 31, 2004 and 2003

F-6

Consolidated Statements of Cash Flows for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the Years Ended December 31, 2004 and 2003	F-8

Notes to Consolidated Financial Statements as of December 31, 2005 and 2004 and for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the Years Ended December 31, 2004 and 2003

F-9

Unaudited Condensed Consolidated Balance Sheets as of April 1, 2006	F-28

Unaudited Condensed Consolidated Statements of Operations for the 13 Weeks Ended April 1, 2006 and April 2, 2005	F-29

Unaudited Condensed Consolidated Statements of Cash Flows for the 13 Weeks Ended April 1, 2006 and April 2, 2005	F-30

Notes to Unaudited Condensed Consolidated Financial Statements for the 13 Week Periods Ended April 1, 2006 and April 2, 2005	F-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Claymont Steel Holdings, Inc. (formerly CitiSteel USA Holdings, Inc.)

Claymont, Delaware

We have audited the accompanying consolidated balance sheets of Claymont Steel Holdings, Inc. (formerly CitiSteel USA Holdings, Inc.) (the “Company”) as of December 31, 2005 and December 31, 2004, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and December 31, 2004, and the results of its operations and cash flows for the periods of June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

CROWE CHIZEK AND COMPANY LLC

Lexington, Kentucky

July 27, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

CitiSteel USA, Inc.

Claymont, Delaware

We have audited the accompanying consolidated statements of income, stockholders’ equity, and cash flows for the year ended December 31, 2003 of CitiSteel USA, Inc. and subsidiary (the “Company”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

April 18, 2005

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005 AND UNAUDITED PRO FORMA APRIL 1, 2006

(Amounts in thousands, except per share data)

	Predecessor	Successor	Pro Forma Unaudited Successor
	December 31, 2004	December 31, 2005	April 1, 2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,917	$7,583	$3,398
Investment securities		68,317
Accounts receivable, less allowance for doubtful accounts of $1,335 and $1,035 for December 31, 2005 and 2004, respectively	30,930	38,745	41,972
Inventories	37,068	35,952	38,921
Prepaid expenses	1,579	805	902
Income taxes receivable	236		—
Deferred income taxes	1,271	1,144	950

Total current assets	81,001	152,546	86,143

Property, plant, and equipment—net	27,012	14,615	18,666
Deferred financing costs		7,912	10,409
Intangible assets		6,862	6,556

Other assets	12		—

TOTAL ASSETS	$108,025	$181,935	$121,774

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$18,589	$21,481	$22,114
Accrued expenses	2,617	3,941	1,982
Accrued profit sharing	2,436	2,205	620
Accrued interest payable		7,167	2,085
Due to seller		4,814	4,314
Income taxes payable	3,322	1,394	7,154

Total current liabilities	26,964	41,002	38,269

Long-term debt		170,452	243,648
Other long-term liabilities	627	285	287
Deferred income taxes	4,194	410	291

Total liabilities	31,785	212,149	282,495

COMMITMENTS AND CONTINGENCIES (Note 15)

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, $1 par value—authorized, 500 shares; issued and outstanding, no shares
Series B cumulative preferred stock, $200,000 par value—authorized, 500 shares; issued and outstanding, 166 shares	33,200
Common stock, $0.001 par value and $1 par value, in December 31, 2005 and June 9, 2005 and 2004, respectively—authorized 1,100,000 and issued and outstanding, 1,006,712 shares in 2005 and authorized, issued and outstanding, 1,000 shares in 2004	1
Additional paid-in capital	16,999
(Accumulated deficit) retained earnings	26,740	(30,214)	(160,721)
Accumulated other comprehensive loss	(700)

Total stockholders’ equity (deficit)	76,240	(30,214)	(160,721)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$108,025	$181,935	$121,774

See notes to consolidated financial statements.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIOD OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND

JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts in thousands, except per share data)

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
SALES	$149,683	$128,687	$239,556	$108,510

COST OF SALES	114,136	78,762	167,029	109,075

GROSS PROFIT (LOSS)	35,547	49,925	72,527	(565)
OPERATING EXPENSES—Selling, general and administrative	8,041	2,535	8,303	5,579

INCOME (LOSS) FROM OPERATIONS	27,506	47,390	64,224	(6,144)

OTHER INCOME (EXPENSE):
Interest income	968	228	47	3
Interest expense	(11,632)	—	(568)	(900)
Other non-operating income	101	—	147	146

Total other income (expense)	(10,563)	228	(374)	(751)

INCOME (LOSS) BEFORE INCOME TAXES	16,943	47,618	63,850	(6,895)

INCOME TAX (EXPENSE) BENEFIT	(6,058)	(17,583)	(21,881)	147

NET INCOME (LOSS)	$10,885	$30,035	$41,969	$(6,748)

NET EARNINGS PER COMMON SHARE – basic	$10.89	$30,035	$41,969	$(6,748)
NET EARNINGS PER COMMON SHARE – diluted	$10.81	$30,035	$41,969	$(6,748)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	1,000,000	1,000	1,000	1,000
Diluted	1,006,712	1,000	1,000	1,000

See notes to consolidated financial statements.

CLAYMONT STEEL HOLDINGS, INC.

(FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE PERIOD OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Dollar amounts in thousands)

	Common Stock		Series B Cumulative Preferred Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Predecessor
BALANCE—January 1, 2003	1,000	$1	166	$33,200	$16,999	$(8,481)	$(679)	$41,040

Comprehensive loss:
Net loss						(6,748)		(6,748)
Other comprehensive income (loss):
Unrealized gains on short-term investments							138	138
Minimum pension liability adjustment net of income taxes							(122)	(122)

Total Comprehensive Loss								(6,732)

Predecessor
BALANCE—December 31, 2003	1,000	$1	$166	$33,200	$16,999	$(15,229)	$(663)	$34,308

Comprehensive income:
Net income						41,969		41,969
Other comprehensive income (loss):
Adjustment to unrealized gains on short-term investments							(138)	(138)
Minimum pension liability adjustment net of income tax benefit of $78							101	101

Total Comprehensive Income								41,932

Predecessor
BALANCE—December 31, 2004	1,000	$1	166	$33,200	$16,999	$26,740	$(700)	$76,240

See notes to consolidated financial statements.

CLAYMONT STEEL HOLDINGS, INC.

(FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE PERIOD OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Dollar amounts in thousands)

	Common Stock		Series B Cumulative Preferred Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Predecessor
BALANCE—January 1, 2005	1,000	$1	166	$33,200	$16,999	$26,740	$(700)	$76,240

Comprehensive loss:
Net income						30,035		30,035
Dividends						(9,267)		(9,267)
Other comprehensive income (loss):
Minimum pension liability adjustment net of income taxes							(517)	(517)

Total Comprehensive Loss								(517)

Predecessor
BALANCE—June 9, 2005	1,000	$1	166	$33,200	$16,999	$47,508	$(1,217)	$96,491

Successor
BALANCE—June 10, 2005	1,006,712	—	—	—	—	—	—	—
Net income						10,885		10,885
Dividends						(41,099)		(41,099)

BALANCE—December 31, 2005	1,006,712	—	—	—	—	$(30,214)	—	$(30,214)

See notes to consolidated financial statements.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts in thousands)

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
OPERATING ACTIVITIES:
Net income (loss)	$10,885	$30,035	$41,969	$(6,748)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,449	1,816	4,737	4,903
Loss on disposal of equipment			519
Gain on sale of short-term investments			(144)	(146)
Provision for (recoveries of) bad debt	300		258	(574)
Changes in assets and liabilities which provided (used) cash:
Accounts receivable	(8,808)	693	(18,459)	976
Income tax receivable	573	(337)	(236)
Inventories	9,860	5,278	(14,604)	2,290
Prepaid expenses	51	723	(934)	(149)
Accounts payable	9,255	(6,363)	8,068	127
Accrued expenses and profit sharing	1,971	(904)	3,307	(662)
Accrued interest payable	7,167		(68)	(5)
Income taxes payable	69	4,377	3,322
Due to seller	500
Deferred taxes	(5,376)	132	3,001	(147)
Other assets and liabilities	(1,778)	(519)	(52)	(176)

Net cash provided by (used in) operating activities	30,118	34,931	30,684	(311)

INVESTING ACTIVITIES:
Purchase of investment securities	(136,065)	—	—	—
Maturities of investment securities	67,748	—	—	—
Acquisition of property, plant, and equipment	(5,926)	(416)	(1,638)	(1,572)
Addition to short-term investments	—	—		(245)
Proceeds from sale of short-term investments	—	—	259	276
Business acquisition	(100,825)	—	—	—

Net cash used in investing activities	(175,068)	(416)	(1,379)	(1,541)

FINANCING ACTIVITIES:
Net repayments of line of credit			(16,511)	(871)
Net proceeds from (repayments of) note payable—related party			(3,400)	2,500
Proceeds from senior secured notes	25,253
Repayments of senior secured notes	(25,253)
Dividends	(41,099)	(9,267)
Borrowings under senior secured floating rate notes	170,453
Deferred financing costs	(11,986)

Net cash (used in) provided by financing activities	117,368	(9,267)	(19,911)	1,629

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,582)	25,248	9,394	(223)
CASH AND CASH EQUIVALENTS—Beginning of year	35,165	9,917	523	746

CASH AND CASH EQUIVALENTS—End of year	$7,583	$35,165	$9,917	$523

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION— Cash paid during the year for:
Interest	$1,199	$0	$637	$900

Income taxes	$11,411	$13,423	$15,794	$—

See notes to consolidated financial statements.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1. NATURE OF BUSINESS

Claymont Steel Holdings, Inc. (formerly CitiSteel USA Holdings, Inc.) (Holdings) is a corporation incorporated in the State of Delaware. Holdings’ results are consolidated with its wholly owned subsidiary Claymont Steel, Inc. and its wholly owned subsidiary, CitiSteel PA, Inc., (collectively the “Company”). Holdings is an affiliate of H.I.G. Capital, LLC, a private equity firm focused on management buyouts and recapitalizations of leading middle market companies as well as growth capital investments. The Company manufactures and sells carbon steel plates throughout the eastern and mid-western regions of the United States. Holdings was incorporated on May 19, 2005 and had no activity until the acquisition of Claymont Steel, Inc. on June 10, 2005.

2. BASIS OF PRESENTATION

These financial statements contain consolidated financial statements for Claymont Steel, Inc. (formerly CitiSteel USA, Inc.) (the predecessor company) and for Claymont Steel Holdings, Inc. (formerly CitiSteel USA Holdings, Inc.) (the successor company) for the periods described below. Consolidated financial statements for Claymont Steel, Inc. are shown for periods prior to the acquisition which took place on June 10, 2005 as of December 31, 2004 and for the years ended December 31, 2004 and 2003 and for the period from January 1 to June 9, 2005. Consolidated financial statements for Claymont Steel Holdings, Inc. are shown for periods subsequent to the acquisition. The consolidated financial statements for Claymont Steel Holdings, Inc. are presented as of December 31, 2005 and for the period from June 10, 2005 to December 31, 2005.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the results of operations and financial position of the Company. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents—The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Outstanding checks of $4,964,000 and $5,740,000 have been classified within Accounts Payable in the balance sheets as of December 31, 2005 and December 31, 2004. At December 31, 2005, the Company had two bank accounts with balances in excess of federally insured limits.

Investment Securities—The Company may classify its investment security portfolio into three categories: trading securities, securities available for sale, and securities held for maturity. Fair value adjustments are made to the securities based on their classification with the exception of the held to maturity category. The Company has no investments classified as trading or held to maturity. Investment securities available for sale are carried at fair value. Adjustments from amortized cost to fair value are recorded in capital, net of related income tax, under accumulated other comprehensive income. For debt securities, cost is adjusted for amortization of premiums and accretion of discounts which are recorded as adjustments to interest income using the constant yield method. Purchases and sales of investment securities are recorded as of the trade date. Gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Accounts Receivable and Allowance for Doubtful Accounts—The Company records accounts receivable at amounts billed to customers net of an allowance for doubtful accounts. The allowance is determined

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

based on historical collection experience and specific customer collection issues. The Company does not charge interest on receivables. Receivables are written off when they are considered uncollectible. No receivables are sold and all trade receivables are related to customer billings. All trade receivables serve as collateral for borrowings under our credit facility.

Inventories—Inventories include material, labor and overhead and are recorded at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment—Property, plant and equipment are recorded at cost. Property, plant and equipment are depreciated by the straight-line method over the following estimated useful lives:

	Successor	Predecessor
	Years	Years
Buildings and improvements	15	31 1/2
Furniture, fixtures and equipment	3–8	5–10

Income Taxes—The Company’s method of accounting for income taxes conforms to SFAS No. 109, Accounting for Income Taxes. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Valuation allowances, if any, are provided when a portion or all of a deferred tax asset may not be realized (see Note 12).

Long-Lived Assets—The Company evaluates the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such evaluation relies on a number of factors, including operating results, future anticipated cash flows, business plans and certain economic projections. In addition, the Company’s evaluation considers non-financial data such as changes in operating environment, competitive information, market trends and business relationships. If the sum of the undiscounted cash flows is less than the carrying value of the asset, an impairment loss is recognized. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Fair Value of Financial Instruments—The amounts reported in the consolidated balance sheets for cash and cash equivalents, investment securities, accounts receivable, accounts payable, accrued liabilities and debt approximate fair value.

Intangible Assets—The Company records intangible assets at fair value and amortizes the assets over their useful lives. The carrying values are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Deferred financing fees—The Company records deferred financing fees at fair value and amortizes the asset over the life of the related debt. The carrying value is evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Revenue Recognition—Revenue from sales, net of discounts, estimated returns and allowances, is recognized when product title and risk of loss pass to the customer at the time of shipment. Returns, discounts and allowances totaled $568,000, $387,000, $1,879,000 and $678,000 for the period of June 10, 2005 to

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

December 31, 2005, January 1, 2005 to June 9, 2005 and in 2004 and 2003, respectively. Shipping and handling fees billed to customers are recorded as revenue and the related costs are recorded to cost of sales.

Comprehensive Income (Loss)—Other comprehensive income or loss items are revenues, expenses, gains and losses that under generally accepted accounting principles are excluded from net income and reflected as a component of stockholder’s equity, including minimum pension liability adjustments and unrealized gains and losses on investments.

Environmental Remediation—Environmental expenditures that relate to current operations are expensed. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Earnings per Share—The computation of basic earnings per share is based on the weighted average number of shares and common stock units that were outstanding during the period. The computation of diluted earnings per share includes the dilutive effect of common stock equivalents consisting of restricted stock grants.

Stock Based Compensation—As permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, Accounting for Stock- Based Compensation, the Company measures compensation costs in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”) and related interpretations. The Company had elected to follow APB No. 25 in accounting for its stock options. The Company currently has no stock compensation plan and no awards were outstanding as of December 31, 2003 and 2004. The Company granted Jeff Bradley, the Company’s chief executive officer, restricted stock on June 10, 2005. The Company recorded compensation expense of $275,000 for a dividend payment related to the restricted stock award in the period ended December 31, 2005.

New Accounting Pronouncements—The Company adopted SFAS No. 151, Inventory Costs, on January 1, 2006. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facility. The Company recorded a $2.3 million charge in the thirteen weeks ended April 1, 2006 for maintenance related costs from a planned shut down of the plate mill in March 2006.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company adopted SFAS No. 153 effective January 1, 2006 and its adoption did not have a significant impact on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”). This Statement requires companies to record compensation expense for all share based awards granted subsequent to the adoption of SFAS No. 123R. In addition, SFAS No. 123R requires the recording of compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The Company adopted SFAS No. 123R on January 1, 2006 and the adoption did not have a significant impact on its consolidated financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN No. 47”), which is effective no later than the end of fiscal years ending after December 15, 2005. FIN No. 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). Conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The Company’s adoption of FIN No. 47 in 2005 did not have a material impact on its consolidated financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). This Statement requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. SFAS No. 154 replaces Accounting Principles Bulletin (“APB”) No. 20, Accounting Changes (“APB No. 20”), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in the net income of the period of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which is effective in fiscal years beginning after December 15, 2006. FIN No. 47 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will adopt FIN No. 48 On January 1, 2007 and does not anticipate the adoption to have a material impact on its consolidated financial condition or results of operations.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Valuation and Qualifying Accounts—Valuation account balances and activity consist of the following (amounts in thousands):

	Balance at Beginning of Period	Charged to Costs and Expenses		Charged to Other Accounts		Deductions		Balance at End of Period
Provision for Sales Returns & Allowances

Predecessor
For the year ended December 31, 2003	$265		$360		$—		$(518)	$107
For the year ended December 31, 2004	$107		$1,360		$—		$(593)	$874
For the period of January 1, 2005 to June 9, 2005	$874		$78		$—		$(706)	$246

Successor
For the period of June 10, 2005 to December 31, 2005	$246		$160		$—		$(239)	$167

Provision for Doubtful Accounts

Predecessor
For the year ended December 31, 2003	$1,351		$435		$—		$(1,009)	$777
For the year ended December 31, 2004	$777		$849		$—		$(591)	$1,035
For the period of January 1, 2005 to June 9, 2005	$1,035	$		$		$		$1,035
Successor
For the period of June 10, 2005 to December 31, 2005	$1,035		$300	$		$		$1,335

Valuation Reserve for Deferred Taxes

Predecessor
For the year ended December 31, 2003	$—		$2,300		$—		$—	$2,300
For the year ended December 31, 2004	$2,300		$(2,300)		$—		$—	$—
For the period of January 1, 2005 to June 9, 2005	$—							$—

Successor
For the period of June 10, 2005 to December 31, 2005	$—		$—		$—		$—	$—

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

4. ACQUISITION

On June 10, 2005, 100% of the outstanding preferred and common shares of Claymont Steel, Inc. (formerly CitiSteel USA, Inc.) and subsidiary (a wholly subsidiary of CITIC USA Holdings, Inc.) were acquired for $74,400,000 plus working capital and other adjustments by H.I.G. SteelCo, Inc., an affiliate of H.I.G. Capital, LLC, a private equity firm focused on management buyouts and recapitalizations of leading middle market companies as well as growth capital investments.

The aggregate purchase price was $105,477,000. The following table summarizes the allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (amounts in thousands).

Current assets	$112,655
Property, plant, and equipment	9,578
Intangible assets	7,563

Total assets acquired	129,796

Current liabilities	17,378
Deferred taxes	4,643
Accrued pension	2,298

Total liabilities assumed	24,319

Net assets acquired	$105,477

Intangible assets—Of the $7,563,000 of acquired intangible assets, $600,000 was assigned to the trade name which is not subject to amortization. The remaining $6,963,000 of acquired intangible assets relates to customer relationships and has a weighted-average useful life of approximately five years. The difference between the aggregate purchase price and the estimated fair values of the assets acquired and liabilities assumed was approximately $103,204,000. This negative goodwill was used to reduce the value of property, plant and equipment and intangible assets. Intangible asset amortization is expected to total $1,393,000 per year in 2006 through June 30, 2010. The expected future amortization charge and accumulated amortization balances for the years ended December 31 are (amounts in thousands):

	Amortization Expense	Accumulated Amortization
2006	1,393	2,184
2007	1,393	3,577
2008	1,393	4,970
2009	1,393	6,363
2010	600	6,963

Unaudited Supplemental Pro Forma Results

The consolidated balance sheets contain a pro forma balance sheet as of April 1, 2006 which adjusts the unaudited April 1, 2006 balance sheet for certain transactions that occurred after that date as if they occurred on April 1, 2006. The pro forma adjustments are as follows:

•	issuance of $75 million of senior secured pay-in-kind notes in July 2006;

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

•	dividend payments of $70.0 million and $71.7 million paid to stockholders in June and July 2006, respectively;

•	the redemption of $1.9 million in senior secured floating rate notes pursuant to an excess cash flow offer in May 2006; and

•	deferred financing fees of $2.7 million paid in connection with the issuance of the senior secured pay-in-kind notes.

The following table presents Pro Forma information as if the acquisition had occurred at the beginning of 2005 and 2004. The Pro Forma information includes adjustments for interest expense on the notes, amortization of intangible assets arising from the acquisition, depreciation expense on the basis of the acquired assets, transaction fees and management fees related to the acquisition and the related income tax effects. The Pro Forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed dates.

	Pro Forma 2005	Pro Forma 2004
Sales	$278,370	$239,556
Income from operations	$75,594	$64,978
Net income	$28,085	$29,258
Net earnings per common share-basic	$28.09	$29.26
Net earnings per common share-diluted	$27.90	$29.06

5. BUSINESS SEGMENT DATA

The Company operates one business segment, the production and sale of steel plates. As a result, all assets, operating revenues, operating income and net income shown in the Company’s consolidated financial statements relate to this business segment. No one customer accounts for more than 7% of operating revenue.

Net sales by geographical area are presented below (amounts in thousands):

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
United States	$137,645	$115,759	$204,826	$95,520
Canada	12,038	12,928	34,730	12,990

	$149,683	$128,687	$239,556	$108,510

6. SHORT-TERM INVESTMENTS

Investment securities available for sale at December 31, 2005 are as follows (amounts in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. agency obligations maturing on March 21, 2006	$68,317	$—	$—	$68,317

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

During 2003, Metals USA was ordered to pay the Company 61,030 shares of Metals USA common stock for full dissolution of $1,128,000 owed by Metals USA to the Company for which the Company had a full reserve. Based on receipt of the stock and some subsequent sales and changes in fair value of the stock, the Company recognized a realized gain of $91,000 and an unrealized gain of $144,000 in the year ended December 31, 2003. At December 31, 2003, the Company held 25,130 shares which were subsequently sold in February 2004, generating a gain of $144,000 in 2004.

7. INVENTORIES

Inventories, net of any reserves, consist of the following (amounts in thousands):

	Successor	Predecessor
	December 31, 2005	December 31, 2004
Raw materials	$5,256	$7,491
Work-in-process	10,928	13,296
Finished goods	12,635	11,179
Supplies	5,844	5,102
Parts	1,289	—

	$35,952	$37,068

8. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following (amounts in thousands):

	Successor	Predecessor
	December 31, 2005	2004
Land and land improvements	$1,728	$6,836
Buildings	1,892	7,047
Furniture, fixtures, and equipment	11,885	87,637

Total	15,505	101,520
Accumulated depreciation	(890)	(74,508)

Net property, plant, and equipment	$14,615	$27,012

Depreciation charged to operating expense amounted to $890,000, $1,816,000, $4,737,000 and $4,903,000 for the period of June 10, 2005 to December 31, 2005, January 1, 2005 to June 9, 2005 and for the years ended December 31, 2004 and 2003. During 2004, the Company wrote off equipment with a net book value of $519,000.

9. LINE OF CREDIT

The Company entered into a Loan and Security Agreement (“Agreement”) with a bank on January 10, 1994. The eleventh amendment to the Agreement was issued effective March 31, 2004. This amendment reduced the maturity date to February 28, 2005, retroactively waives any Event of Default occurring up to the date of the

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

amendment, deletes certain restrictive covenants, and resets certain covenant requirements for future periods. Under the eleventh amendment to the Agreement, the Company has a line of credit with the bank allowing the Company to borrow amounts based on a percentage of eligible accounts receivable and inventory with a maximum borrowing limit as of December 31, 2004 of $21,108,000 and a sublimit of $2,500,000 for letters of credit. The amount available under the line of credit was $20,216,000 at December 31, 2004. Under the terms of the Agreement, cash remittances are required to be deposited in a lockbox account and accordingly, the line of credit has been classified as current. The line of credit bears interest at a prime rate plus 1% (6.25% at December 31, 2004). The weighted average interest rate was 5.3%. The average amount outstanding on the line of credit in 2004 was $8,367,000. The weighted average interest rate for the revolving credit facility for June 10, 2005 to December 31, 2005 was 6.6%. The average amount outstanding on the revolver was $9,370,000.

The line of credit is collateralized by receivables, inventory, equipment, deposit accounts, investments and proceeds of all the foregoing. The loan agreement contains certain restrictive covenants relating to capital expenditures, working capital, net worth, payment of cash dividends, net income and certain financial ratios. These restrictive covenants were amended or deleted pursuant to the fourth amendment to the Agreement dated July 28, 1999, the fifth amendment dated January 12, 2000 (retroactive to December 31, 1999), the sixth amendment dated July 5, 2000, the seventh amendment dated December 1, 2000, the eighth amendment dated February 1, 2001, the ninth amendment dated April 16, 2002, the tenth amendment dated May 13, 2003, and the eleventh amendment dated March 31, 2004.

As of December 31, 2004 the Company had no borrowings against the line of credit and outstanding standby letters of credit in the aggregate amount of $892,000. The Agreement expired on February 28, 2005 and was not renewed.

In conjunction with the acquisition transaction in June 2005, described in Note 3, the Company established a $70 million Bank Debt Facility with U.S. Bank National Association (“US Bank”) comprised of a $15 million Term A Loan and a $55 million maximum available revolver. The Bank Debt Facility was repaid on August 25, 2005 and replaced with a new $20 million revolving credit facility with US Bank under which the Company may borrow, repay and reborrow funds, as needed, subject to a total maximum amount equal to the lesser of (a) a borrowing base determined from eligible accounts receivable and eligible inventory or (b) the respective maximum available revolver amounts shown above. The revolving facility matures on August 25, 2008. Interest is payable on the first of every month at the Company’s option of U.S. Bank’s prime rate or LIBOR plus 1.75%. The interest rate is subject to increase should the Company’s excess revolving credit availability, calculated in accordance with the loan agreement, decrease below predetermined levels. There was no amount outstanding under the revolving credit facility at December 31, 2005 and the interest rate was 7.25%. The Revolving Credit Facility contains certain financial covenants, including minimum borrowing availability and fixed charge coverage. At December 31, 2005 the Company was in compliance with the covenants. The Company violated a covenant related to capital expenditures by $842,000. This violation was subsequently waived by the bank on April 21, 2006. CitiSteel PA, Inc. guaranteed payment of the revolving credit facility and letters of credit.

10. LONG-TERM DEBT

In conjunction with the acquisition transaction in June 2005, the Company established a $70,000,000 Bank Debt Facility—comprised of a $15,000,000 Term A Loan and a $55 million maximum available revolver—and issued $25,253,000 of Senior Secured Notes.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

On August 25, 2005 the Company issued $172,000,000 of Senior Secured Floating Rate Notes described below. The proceeds of the Notes were used to repay all of outstanding debt, including the Senior Secured Notes, Term A Loan and the revolver referenced above. The Company also entered into a new credit agreement for a $20 million senior revolving credit described below. The balance of the proceeds were used to pay a $108,725,000 dividend to equity holders and pay fees and expenses relating to the transaction.

The Company expensed $2.9 million of deferred financing fees in August 2005 relating to the repayment of the Bank Debt Facility and the Senior Secured Notes.

The Senior Secured Floating Rate Notes due 2010—Under the senior secured floating rate notes, the Company borrowed $172,000,000 on August 25, 2005. The notes mature on August 25, 2010. Interest is payable at six month LIBOR plus 7.5% semiannually on March 1 and September 1. There are no scheduled principal payments prior to the maturity date. The interest rate for the first interest payment period on March 1, 2006 is 11.6%. The Notes were issued at a 1% discount to face value. The discount is being amortized over the expected life of the Notes.

The notes contain certain financial covenants, including limitations on additional indebtedness and restricting certain defined payments. In addition, there is an Excess Cash Flow covenant that requires the Company, after the end of each fiscal year, to offer to repurchase a portion of the senior secured floating rate notes at 102% of principal plus accrued interest up to a maximum of 75% of the excess cash flow, as defined. The Company is required to register the Notes with the Securities and Exchange Commission within 180 days after issuance by filing an S-4 and have the offering declared effective within 90 days after filing. CitiSteel PA, Inc. guaranteed payment of the notes.

The senior secured floating rate notes are secured by a lien on substantially all the assets of the Company.

Long-term debt at December 31, 2005 consists of the following (amounts in thousands):

2005
Revolving Credit Facility due August 25, 2008	$0
Secured floating rate notes, due August 25, 2010, net	170,452

170,452
Less current portion of long-term debt	0

$170,452

Future maturities of long-term debt totals $172,000,000 for the year ended December 31, 2010.

The Company incurred fees and expenses in connection with arranging the Revolving Credit Facility and the Senior Secured Floating rate Notes of $8.7 million in August 2005. This amount has been deferred and included on the statement of financial condition. The Company is amortizing the fees and expenses over the expected life of the debt.

11. STOCKHOLDER’S TRANSACTIONS

Preferred Stock—The rights, preferences and dividend rates of the preferred stock are to be set by the Company’s Board of Directors. As of December 31, 2004, these rights, preferences and dividend rates have not been set.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Series B Cumulative Preferred Stock—The Company’s Board of Directors has authorized the issuance of up to a maximum of 500 shares of Series B preferred stock with a par value of $200,000 per share. Dividends are payable on a quarterly basis at a rate of 100 basis points above LIBOR (effective rate is 2.7% at December 31, 2004, 2.2% at December 31, 2003, and 2.4% at December 31, 2002) and are cumulative from the date of issue. The stock is nonvoting and redeemable at any time at the option of the Company at par value plus accumulated dividends.

At June 9, 2005, December 31, 2004 and 2003 all Series B cumulative preferred stock was held by CITIC Holdings and approximately $0, $9,266,789 ($55,824 per share) and $8,379,000 ($50,476 per share), respectively of cumulative undeclared dividends were in arrears. In February 2005, the Company made a payment of $9,266,789 from outstanding dividends paying all cumulative undeclared dividends at December 31, 2004. All cumulative undeclared dividends were forgiven by the CITIC Holdings at June 9, 2005.

On June 10, 2005, in concert with the acquisition, all preferred stock was cancelled.

Common Stock—The Company had 1,000 shares of common stock, par value $1.00 per share, outstanding at December 31, 2004. The Company has 1,006,712 shares of common stock, par value $0.01 per share outstanding at December 31, 2005. On September 23, 2005 a dividend of $41,375,000 ($41.08 per share) was paid by Holdings to its shareholders.

The indenture governing the senior secured pay-in-kind notes restricts Holding’s ability to pay dividends to its equity holders and the indenture governing the senior secured floating rate notes issued by our subsidiary Claymont Steel, Inc. and the credit agreement governing Claymont Steel’s revolving credit facility impose restrictions on its ability to pay dividends to its equity holders.

The senior secured pay-in-kind notes generally prohibit Holdings from paying dividends in excess of 25% of cumulative consolidated net income earned during the period beginning on the first day of the fiscal quarter after September 1, 2007 and ending on the last day of Holdings most recent fiscal quarter ending prior to the date of the dividend. In addition, Claymont Steel Inc.’s senior secured floating rate notes generally prohibit Claymont Steel, Inc. from paying dividends in excess of 25% of the cumulative consolidated net income earned during the period beginning on the first day of the first fiscal quarter after September 1, 2007 and ending on the last day of Claymont Steel Inc.’s most recent fiscal quarter ending prior to the date of the dividend. These agreements also permit the payment of dividends from the proceeds of equity issuances and up to $2.0 million from other sources.

In April 2002, the Company received a loan from CITIC Holdings in the amount of $1,000,000, bearing interest at the rate of 2.5%. In 2003, the loan was increased to $4,000,000. As of December 31, 2003, $3,400,000 remained outstanding on this note and $900,000 was outstanding at the end of 2002. The loan was repaid in full during 2004.

Management Agreement—On June 10, 2005 the Company entered into a management agreement with H.I.G. Capital, LLC, our sponsor. Pursuant to the term of this agreement, our sponsor will provide management, consulting and financial services to us, subject to the supervision of our Board. In exchange for these services we will pay our sponsor an annual management fee of $675,000. In addition to the fee, our sponsor is also entitled to additional compensation for the introduction or negotiation of any transaction not in the ordinary course of business or pursuant to which we acquire or dispose of any business operations. The amount of any such

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

additional compensations shall be determined by good faith negotiations between our sponsor and our Board, except in the case of a sale of a majority of our stock or all or substantially all of our assets to a third party, our sponsor is entitled to 1% of the aggregate sale transaction value. We have also agreed to reimburse our sponsor for any expenses incurred in the performance of its duties under the management agreement. The agreement terminates in June 2015 or upon a material breach by either party that remains uncured after 10 business days’ notice to the breaching party. Management fees of $338,000 were paid in 2005. The expected future management fees are:

(dollars in thousands)
2006	$675
2007	675
2008	675
2009	675
2010	675
Thereafter	3,037

Total	$6,412

The Company paid $340,000 in directors fees to the former board of directors in connection with the acquisition.

The Company entered into a 12-month management services agreement with CITIC as part of the acquisition for the provision of services by a certain executive. The agreement calls for total payments of $551,000 plus a year-end payment of $500,000 if the Company achieves a certain level of earnings. The Company met the earnings threshold and accrued for the $500,000 payment on the December 31, 2005 balance sheet in due to seller. The Company made the year-end payment in March 2006. During the period from June 10, 2005 to December 31, 2005, the Company paid $737,000 to CITIC for services under this agreement.

During 2004, the Company paid management fees and rent expense amounting to $600,000 and $60,000 to a related party. During the period of January 1 to June 9, 2005 the Company paid no management fees. During the period of June 10 to December 31, 2005 the Company paid $737,000 to CITIC USA Holdings, Inc. for services pursuant to a management agreement with CITIC USA Holdings.

12. INCOME TAXES

The Company is a wholly owned subsidiary of Holdings and is included in Holdings’ consolidated tax returns. The Company participates in a tax sharing agreement with Holdings whereby consolidated income tax expense or benefit is allocated to the Company based on the proportion of the Company’s taxable income or loss to Holdings’ consolidated total. Holdings is obligated to make payment to the Company with respect to any tax benefit derived by Holdings from the inclusion of the Company in the consolidated federal income tax return. However, no payment is due from Holdings until the Company generates sufficient income on a separate company basis to utilize the current year tax benefit.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

The income tax expense (benefit) consists of the following (amounts in thousands):

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
Current:
Federal	$9,573	$15,082	$16,291	$—
State	1,861	2,369	2,589

Total current	11,434	17,451	18,880	—
Deferred—federal and state	(5,376)	132	3,001	(147)

Total	$6,058	$17,583	$21,881	$(147)

The tax effects of temporary differences are as follows (amounts in thousands):

	Successor	Predecessor
	December 31, 2005	December 31, 2004
Deferred tax assets—current:
Accounts receivable	$518	$402
Sales allowances	65	339
Employee-related costs	160	306
Accrued environmental costs	144
Litigation accrual		56
Other	257	168

Total deferred tax assets—current	1,144	1,271
Deferred tax assets (liabilities)—noncurrent:
Property and equipment	2,248	(3,685)
Intangible assets	(2,658)
Minimum pension liability		(509)

Total deferred tax assets (liabilities)—noncurrent	(410)	(4,194)

Net deferred tax assets (liabilities)	$734	$(2,923)

At December 31, 2003, the Company had approximately $15,500,000 of federal net operating loss carryforwards available under the tax sharing agreement with CITIC Holdings. During 2004, the Company generated sufficient income on a separate company basis to utilize the current year tax benefit. For state tax purposes, where the Company does not file on a consolidated basis, existing state net operating loss carryforwards were approximately $9,603,000 as of December 31, 2003. These losses were fully utilized during 2004.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

A reconciliation of the federal statutory tax rate to the total provision (benefit) for income taxes is as follows:

	Successor		Predecessor
	June 10 to December 31, 2005		January 1 to June 9, 2005		2004		2003
	Amount	%	Amount	%	Amount	%	Amount	%
Taxes computed at statutory rate	5,930	35%	16,666	35.00	22,348	35.00	(2,344)	34.00
State income taxes—net of federal income tax benefit	613	3.62	1,533	3.22	1,871	2.93
Change in valuation allowance					(2,299)	(3.60)	2,300	33.36
Other—net	(485)	(2.86)	616	(1.29)	(39)	(0.06)	(103)	(1.49)

Provision for income taxes	6,058	35.76	17,583	36.93	21,881	34.27	(147)	(2.13)

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

13. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan which covers substantially all full-time employees. Pension benefits are based on years of service and annual earnings. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974.

The measurement dates for the following table are December 31 of each year. The following table sets forth the plan’s status and the amounts recognized on the balance sheets at December 31, 2005 and 2004 (amounts in thousands):

	December 31, 2005	December 31, 2004
Actuarial present value of benefit obligation, accumulated benefit obligation, including vested benefits of $9,573 and $8,317 for December 31, 2005 and 2004	$9,573	$8,143

Change in projected benefit obligation:
Projected benefit obligation at the beginning of the year	$9,607	$7,772
Service cost	409	548
Interest cost	366	473
Actuarial loss	81	242
Benefits paid	(108)	(163)

Projected benefit obligation at the end of the year	$10,355	$8,872

Change in plan assets:
Fair value of plan assets at the beginning of the year	$7,400	$6,268
Employer contributions	2,304	803
Actual return on plan assets	619	608
Benefits paid	(108)	(163)

Fair value of plan assets at the end of the year	$10,215	$7,516

Net amount recognized:
Funded status	$(140)	$(1,356)
Unrecognized net loss	(146)	1,873
Unrecognized transition obligation and prior service cost		5

Net amount recognized	$(286)	$522

Amounts recognized on the balance sheets at December 31, 2005 and December 31, 2004 consist of (amounts in thousands):

	December 31, 2005	December 31, 2004
Accrued benefit cost	$(286)	$(627)
Intangible assets		5
Accumulated other comprehensive income		1,144

Net amount recognized	$(286)	$522

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

The components of net periodic pension cost for the period of June 10 to December 31, 2005, January 1 to June 9, 2005 and for the years ended December 31, 2004 and 2003 are as follows (amounts in thousands):

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
Service cost	$409	$194	$548	$476
Interest cost	366	176	473	411
Expected return on plan assets	(392)	(219)	(532)	(415)
Amortization of transition obligation			6	6
Amortization of gain and loss and prior year costs		25	63	64

Net periodic pension cost	$383	$176	$558	$542

Additional Information:

	Successor	Predecessor
	December 31, 2005	June 9, 2005	2004	2003
Increase (decrease) in minimum liability included in other comprehensive income	$0	$0	$(23)	$122

	Successor	Predecessor
	December 31, 2005	June 9, 2005	2004	2003
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	5.70%	5.75%	6.00%	6.25%
Rate of compensation increase	3.0%	3.0%	3.0%	3.0%

	Successor	Predecessor
	December 31, 2005	December 31, 2004
Weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31:
Discount rate	5.70%	6.25%
Expected return on plan assets	8.0	8.0
Rate of compensation increase	3.0	3.0
Minimum required contribution	$0	$610

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Plan assets at December 31, 2005 and December 31, 2004 are as follows:

	Successor	Predecessor
	2005	2004
Equity securities	45%	56%
Bonds—fixed income	39	41
Money market funds	16	3

	100%	100%

Investment Policy and Strategy—The policy, as established by the Pension Plan Committee, is to provide for growth of capital with a moderate level of volatility by investing assets per the allocations stated above. The assets will be reallocated quarterly to meet the above target allocations. The investment policy will be reviewed on a regular basis, under the advisement of a certified investment advisor, to determine if the policy should be changed.

Determination of Expected Long-term Rate of Return—The expected long-term rate of return for the plan’s total assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation for each class. Equity securities are expected to return 10% to 12% over the long-term, while cash and fixed income are expected to return between 5% to 7%.

Expected employer contributions for the year ended December 31, 2006	$0
Estimated future benefit payments reflecting expected future service for (amounts in thousands):
2006	$208
2007	263
2008	302
2009	340
2010	385
2011–2015	2,732

Claymont Steel, Inc. 401(k) Plan—The Company has a tax-deferred 401(k) savings plan which covers substantially all full-time employees. The Company’s contribution to the plan, which is computed based on a percentage of employee compensation, was approximately $118,000, $88,000, $212,000, and $211,000 for the periods of June 10 to December 31, 2005 and January 1 to June 9, 2005 and for the years ended December 31, 2004 and 2003, respectively.

Profit Sharing Plans—The Company has executive and employee profit sharing plans. Awards are determined based on meeting certain performance measures as defined in the plans. As of December 31, 2005, June 9, 2005 and December 31, 2004 the Company has accrued for awards amounting to $2,203,000, $1,028,000 and $2,263,000, respectively. There were no awards made under these plans in 2003.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

14. EARNINGS PER SHARE

The following table represents the calculation of net earnings per common share – basic and diluted (in thousands, except earnings per share):

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
Weighted average common shares outstanding	1,000,000	1,000	1,000	1,000
Dilutive effect of outstanding restricted stock	6,712	—	—	—

Weighted average common and common equivalent shares outstanding	1,006,712	1,000	1,000	1,000

Net earnings per common share—basic	$10.89	$30,035	$41,969	$(6,748)
Net earnings per common and common equivalent share— diluted	$10.81	$30,035	$41,969	$(6,748)

15. COMMITMENTS AND CONTINGENCIES

Service Agreements—The Company maintains an agreement with an independent contractor to perform surface conditioning for slabs produced by the Company. Under the agreement, the Company is required to make minimum monthly payments for the availability of the equipment as well as additional monthly amounts depending on the actual net tonnage of slabs conditioned. The minimum monthly payments are subject to semi- annual cost adjustments based on labor and material factors. The initial term of the agreement was five years, commencing February 1991. Since then, the agreement has been renewed in 1996, 2001, 2003 and more recently, in 2004 with an expiration date of July 31, 2007. Monthly payments made by the Company approximated $182,000, $127,000, $305,000, and $299,000 for the periods of June 10 to December 31, 2005, January 1 to June 9, 2005 and the years ended December 31, 2004 and 2003, respectively. Additional payments relating to the actual net tonnage of slabs conditioned amounted to approximately $727,000, $556,000, $1,434,000, and $1,190,000 for the periods of June 10 to December 31, 2005, January 1 to June 9, 2005 and the years ended December 31, 2004 and 2003, respectively. As a part of the service agreement, certain equipment has been committed for use by the Company. The Company is accounting for this component of the agreement as an operating lease. The estimated future minimum payments under the service agreement are approximately $312,000 and $182,000 in 2006 and 2007, respectively.

The Company also has an agreement with an outside service company to provide vaporized liquid products to the Company for the ten-year period which ran through January 31, 2003. The agreement has been extended through January 31, 2008. Under the terms of the agreement, the Company is required to pay monthly amounts based on the total standard cubic foot of product provided by the service company. The agreement is subject to price adjustments. Payments made by the Company under the agreement approximated $1,778,000, $1,398,000, $3,393,000, and $2,488,000 for the periods of June 10 to December 31, 2005, January 1 to June 9, 2005 and for the years ended December 31, 2004 and 2003, respectively.

Litigation and Environmental—The Company had been requested by the State of Delaware to investigate part of its site for the existence of potential hazardous substances. The Company has submitted the requested information to the State of Delaware and has received no further communication on this matter.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Accordingly, the outcome cannot be determined at this time. The Company recorded a $550,000 asset retirement reserve on the December 31, 2005 balance sheet to cover replacement and remediation of certain assets.

As of June 9, 2005 and December 31, 2004, the Company was involved in litigation related to the death of a contractor’s employee who was working on the Company’s premises at the time the accident occurred. The litigation was settled in November 2005. The settlement was funded entirely by insurance proceeds and the Company has no continuing liability for this matter.

As part of the acquisition of the Company from CITIC USA Holdings, Inc. and pursuant to the Purchase Agreement the Company is required to pay CITIC monies subsequent to the closing date related to a working capital adjustment and the settlement of a pro forma liability. The parties agreed to settle the working capital adjustment for $14.9 million. The Company paid CITIC $8.0 million in June 2005 and $6.9 million in August 2005 to settle the working capital adjustment. The Company estimates the pro forma liability to be $4.3 million and has recorded the liability on its balance sheet as of December 31, 2005. CITIC contends that the $8.0 million payment made in June 2005 relates to the pro forma liability and not to the working capital adjustment and filed suit on October 14, 2005 in Delaware asking for an additional $8.0 payment to be made to settle the working capital adjustment. The suit also asks the court to require the Company to pay an additional $3.2 million to settle the pro forma liability. The Company believes that the issue between the two parties relates to the timing of the payments for the working capital adjustment and the pro forma liability and will not involve any payments above the $4.3 million accrued on its balance sheet.

In addition, certain claims and suits have been filed or are pending against the Company. In the opinion of management, all matters are adequately covered by insurance or, if not covered, involve such amounts, which would not have a material effect on the consolidated financial position or results of operations of the Company if disposed of unfavorably.

16. SUBSEQUENT EVENTS

On May 3, 2006, $1.89 million of Senior Secured Floating Rate Notes were repurchased by the Company pursuant to the Excess Cash Flow covenant for the period ending December 31, 2005.

On June 14, 2006 Holdings paid a $70 million dividend ($69.51 per share) to its stockholders.

On July 6, 2006, Holdings issued $75 million of Senior Secured Pay-In-Kind Notes due in 2010.

On August 3, 2006, Holdings changed its name from CitiSteel USA Holdings, Inc. to Claymont Steel Holdings, Inc. and CitiSteel USA, Inc. changed its name to Claymont Steel, Inc. The name change was made to establish a separate corporate identity from CITIC. As a result of the name change, the Company will write off the value of the trade name included in its intangible assets.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF APRIL 1, 2006

(Amounts in thousands, except per share data)

April 1, 2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,871
Investment securities	69,010
Accounts receivable, net	41,972
Inventories	38,921
Prepaid expenses	950
Deferred income taxes	902

Total current assets	157,626

Property, plant and equipment, net	18,666
Deferred financing costs	7,709
Intangible assets, net	6,556

Total assets	$190,557

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$22,114
Accrued expenses	1,982
Accrued profit sharing	620
Accrued interest payable	2,085
Due to seller	4,314
Income taxes payable	7,154

Total current liabilities	38,269
Long-term debt	170,538
Other long-term liabilities	287
Deferred income taxes	291

Total liabilities	$209,385

STOCKHOLDERS’ DEFICIT:
Common stock, $0.001 par value – 1,006,712 shares authorized, issued and outstanding
Accumulated deficit	(18,828)

Total stockholders’ deficit	(18,828)

Total liabilities and stockholders’ deficit	$190,557

See notes to condensed consolidated financial statements (unaudited).

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS (13 WEEKS) ENDED APRIL 1, 2006 AND APRIL 2, 2005

(Amounts in thousands, except per share data)

	Three Months (13 Weeks) Ended
	Successor Company April 1, 2006	Predecessor Company April 2, 2005
SALES	$81,340	$72,269

COST OF SALES	55,641	46,422

Gross Profit	25,699	25,847

Operating expenses—selling, general and administrative	2,750	1,298

INCOME FROM OPERATIONS	22,949	24,549

Other income (expense):
Interest income	841	89
Interest expense	(5,810)	—
Other non-operating income	139	—

Total other income (expense)	(4,830)	89

INCOME BEFORE INCOME TAXES	18,119	24,638

INCOME TAX EXPENSE	6,733	8,924

NET INCOME	$11,386	$15,714

NET EARNINGS PER COMMON SHARE – basic	$11.39	$15,714
NET EARNINGS PER COMMON SHARE – diluted	$11.31	$15,714

WEIGHTED AVERAGE SHARES OUTSTANDING:

Basic	1,000,000	1,000
Diluted	1,006,712	1,000

See notes to condensed consolidated financial statements (unaudited).

C LAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS (13 WEEKS) ENDED APRIL 1, 2006 AND APRIL 2, 2005

(Amounts in thousands)

	Three Months (13 Weeks) Ended
	Successor Company April 1, 2006	Predecessor Company April 2, 2005
OPERATING ACTIVITIES:
Net income	$11,386	$15,714
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation & amortization	955	1,326
Deferred tax	124	—
Changes in assets and liabilities which provided (used) cash:
Accounts receivable	(3,227)	(2,111)
Inventories	(2,969)	613
Prepaid expenses	(145)	676
Accounts payable	633	(1,914)
Accrued expenses, taxes and profit sharing	1,718	4,033
Accrued interest payable	(5,082)	—
Other assets and liabilities	(2)	3

Net cash provided by operating activities	3,391	18,340

INVESTING ACTIVITIES:
Purchase of investment securities	$(69,010)
Maturity of investment securities	$68,317
Capital expenditures	(4,394)	(224)

Net cash used in investing activities	(5,087)	(224)

FINANCING ACTIVITIES:
Borrowings under Secured Note	90	—
Deferred financing fees	(106)	—
Dividend	—	(9,267)

Net cash (used in) provided by financing activities	(16)	(9,267)

NET INCREASE (DECREASE) IN CASH	(1,712)	8,849

CASH—Beginning of year	7,583	9,917

CASH—End of three months	$5,871	$18,766

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the period for:
Interest	$10,339	$—

Income taxes	$976	$3,200

See notes to condensed consolidated financial statements (unaudited).

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

THREE MONTHS (13 WEEKS) ENDED APRIL 1, 2006 AND APRIL 2, 2005

1. BASIS OF INTERIM PRESENTATION

The information in these financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods and are of a normal and recurring nature. The information furnished has not been audited; however, the December 31, 2005 condensed consolidated balance sheet data was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the audited financial statements of Claymont Steel Holdings, Inc. (formerly CitiSteel USA Holdings, Inc.) and its subsidiaries (the “Company”) for the fiscal year ended December 31, 2005. The accounting policies of the predecessor and successor Company are the same.

These financial statements contain information for the predecessor and successor companies. The predecessor company, Claymont Steel, Inc., (formerly CitiSteel USA, Inc.) reflects transactions and balances prior to the Acquisition which occurred on June 10, 2005. The successor company, Claymont Steel Holdings, Inc., is the parent company of Claymont Steel, Inc. (formerly CitiSteel USA, Inc.) and reflects transactions and balances since the Acquisition date of June 10, 2005.

Comprehensive income is equal to net income as there is no minimum pension liability adjustment or fair value adjustment related to investment securities.

The Company adopted SFAS No. 151, Inventory Costs, on January 1, 2006. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facility. In accordance with SFAS No. 151, the Company recorded a $2.3 million charge in the thirteen weeks ended April 1, 2006 for maintenance related costs from a planned shut down of the plate mill in March 2006. The adoption did not change the manner in which the Company previously recorded these expenses and did not have a significant impact on its consolidated financial position or results of operations.

The Company operates one business segment, the production and sale of steel plates. As a result, all assets, operating revenues, operating income and net income shown in the Company’s consolidated financial statements relate to this business segment. No one customer accounts for more than 10% of operating revenue.

2. PRINCIPLES OF CONSOLIDATION

The condensed consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and accounts have been eliminated.

3. ACQUISITION

On June 10, 2005, 100% of the outstanding preferred and common shares of Claymont Steel, Inc. (formerly CitiSteel USA, Inc.) and subsidiary (a wholly owned subsidiary of CITIC USA Holdings, Inc., or CITIC) were acquired for $74.4 million plus working capital and other adjustments by H.I.G. SteelCo, Inc., an affiliate of H.I.G. Capital, LLC, a private equity firm focused on management buyouts and recapitalizations of leading middle market companies as well as growth capital investments.

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

THREE MONTHS (13 WEEKS) ENDED APRIL 1, 2006 AND APRIL 2, 2005

The aggregate purchase price was $105 million. The following table summarizes the allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (amounts in thousands).

Current assets	$112,655
Property, plant, and equipment	9,578
Intangible assets	7,563

Total Assets Acquired	129,796

Current liabilities Deferred taxes	17,378 4,643
Deferred pension	2,298

Total Liabilities Assumed	24,319

Net Assets Acquired	$105,477

Intangible Assets—Of the $7.6 million of acquired intangible assets, $600,000 was assigned to the trade name which is not subject to amortization. The remaining $7.0 million of acquired intangible assets relates to customer relationships and has a weighted-average useful life of approximately five years. The difference between the aggregate purchase price and the estimated fair values of the assets acquired and liabilities assumed was approximately $103.2 million. This negative goodwill was used to reduce the value of property, plant and equipment and intangible assets.

4. INVENTORIES

Inventories, net of any reserves, consist of the following (amounts in thousands):

	April 1, 2006	December 31, 2005
Raw materials	7,318	5,256
Work-in-process	15,537	10,928
Finished Goods	8,042	12,635
Spare Parts Inventory	1,872	1,289
Supplies	6,152	5,844

	$38,921	$35,952

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded net of accumulated depreciation and is $18.7 million at April 1, 2006 and $14.6 million at December 31, 2005. As part of the acquisition in June 2005, described in Note 3, the value of the property, plant and equipment was adjusted to current in-place market value based on independent appraisals and then written down to reflect the purchase price allocation.

6. FINANCING ARRANGEMENTS

Line of Credit—In conjunction with the acquisition transaction in June 2005, described in Note 3, the Company established a $70 million Bank Debt Facility with U.S. Bank National Association (“US Bank”) comprised of a $15 million Term A Loan and a $55 million maximum available revolver. The Bank Debt Facility

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

THREE MONTHS (13 WEEKS) ENDED APRIL 1, 2006 AND APRIL 2, 2005

was repaid on August 25, 2005 and replaced with a new $20 million revolving credit facility with US Bank under which the Company may borrow, repay and re-borrow funds, as needed, subject to a total maximum amount equal to the lesser of (a) a borrowing base determined from eligible accounts receivable and eligible inventory or (b) the maximum revolver amount which is equal to $20 million less any outstanding letters of credit. The revolving facility matures on August 25, 2008. Interest is payable at US Bank’s prime rate, which was 7.75% on March 31, 2006 and 7.25% on December 31, 2005. There was no amount outstanding under the revolving facility on April 1, 2006 and December 31, 2005. The revolving credit facility contains certain financial covenants, including minimum borrowing availability and fixed charge coverage. At April 1, 2006 and December 31, 2005 the Company was in compliance with the covenants. At December 31, 2005 the Company violated a covenant related to capital expenditures by $842,000. This violation was subsequently waived by the bank. Outstanding letters of credit totaled $450,000 as of April 1, 2006 and December 31, 2005.

Long-Term Debt—In conjunction with the acquisition in June 2005, the Company issued $25.3 million of Senior Secured Notes. On August 25, 2005 the Company issued $172 million of Senior Secured Floating Rate Notes. The proceeds of the Senior Secured Notes were used to repay all outstanding debt, including the Senior Secured Notes, Term A Loan and the revolver referenced above. The Company also entered into a $20 million senior revolving credit facility described above. The balance of the proceeds was used to pay a $108.7 million dividend to equity holders and to pay fees and expenses related to the transaction.

The Company expensed $2.9 million of deferred financing fees in August 2005 relating to the repayment of the Bank Debt Facility and the Senior Secured Notes.

The Senior Secured Floating Rate Notes mature on August 25, 2010. Interest is payable at six month LIBOR plus 7.5% semiannually on March 1 and September 1. There are no scheduled principal payments prior to the maturity date. The interest rate for the interest payment period on March 1, 2006 is 11.6% and is 12.6% for the payment period on September 1, 2006. The Notes were issued at a 1% discount to face value. The discount is being amortized over the expected life of the Notes.

The notes contain certain financial covenants, including limitations on additional indebtedness and restricting certain defined payments. In addition, there is an Excess Cash Flow covenant that requires the Company, after the end of each fiscal year, to offer to repurchase a portion of the senior secured floating rate notes at 102% of principal plus accrued interest up to a maximum of 75% of the excess cash flow, as defined. On May 3, 2006, $1.89 million of Notes were repurchased by the Company pursuant to the Excess Cash Flow covenant for the period ending December 31, 2005. The Company registered the Notes with the Securities and Exchange Commission and had the offering declared effective on May 1, 2006 in compliance with the terms of the Notes.

The senior secured floating rate notes are secured by a lien on substantially all the assets of the Company.

Long-term debt at April 1, 2006 and December 31, 2005 consists of the following (amounts in thousands):

	April 1, 2006	December 31, 2005
Revolving Credit Facility due August 25, 2008	—	—
Secured floating rate notes, due August 25, 2010, net	$170,538	$170,452

	170,538	170,452
Less current portion of long-term debt	—	—

	$170,538	$170,452

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

THREE MONTHS (13 WEEKS) ENDED APRIL 1, 2006 AND APRIL 2, 2005

Future maturities of long-term debt total $172 million for the year ended December 31, 2010. The current balance of long-term debt does not include $1.5 million of unamortized original issue discount. The Company incurred fees and expenses in connection with arranging the Revolving Credit Facility and the Senior Secured Floating rate Notes of $8.7 million in August 2005. This amount has been deferred and included on the balance sheet. The Company is amortizing the fees and expenses over the expected life of the debt.

7. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan which covers substantially all full-time employees. Pension benefits are based on years of service and annual earnings. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974. No contributions were made for the thirteen week period ended April 1, 2006 and the expected employer contributions for the year ended December 31, 2006 are $0. The components of net periodic pension cost for the thirteen weeks ended April 1, 2006 are (amounts in thousands):

Successor Company April 1, 2006
Service cost	$163
Interest cost	144

Expected return on plan assets	(202)

Net periodic pension cost	$105

8. DIVIDENDS

The Company paid a preferred stock dividend of $9.3 million in February 2005 prior to the Acquisition and a common stock dividend of $41.4 million in September 2005 from the proceeds of the Senior Secured Floating Rate Notes.

The indenture governing the senior secured pay-in-kind notes restricts Holding’s ability to pay dividends to its equity holders and the indenture governing the senior secured floating rate notes issued by our subsidiary Claymont Steel, Inc. and the credit agreement governing Claymont Steel’s revolving credit facility impose restrictions on its ability to pay dividends to its equity holders.

The senior secured pay-in-kind notes generally prohibit Holdings from paying dividends in excess of 25% of cumulative consolidated net income earned during the period beginning on the first day of the fiscal quarter after September 1, 2007 and ending on the last day of Holdings most recent fiscal quarter ending prior to the date of the dividend. In addition, Claymont Steel Inc.’s senior secured floating rate notes generally prohibit Claymont Steel, Inc. from paying dividends in excess of 25% of the cumulative consolidated net income earned during the period beginning on the first day of the first fiscal quarter after September 1, 2007 and ending on the last day of Claymont Steel Inc.’s most recent fiscal quarter ending prior to the date of the dividend. These agreements also permit the payment of dividends from the proceeds of equity issuances and up to $2.0 million from other sources.

9. RESTRICTED STOCK

The Company granted 6,712 shares of restricted common stock to Jeff Bradley, the Company’s Executive Chairman on July 11, 2005. The shares cannot be sold or transferred and are subject to forfeiture if

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

THREE MONTHS (13 WEEKS) ENDED APRIL 1, 2006 AND APRIL 2, 2005

Mr. Bradley is terminated from the Company for any reason. The restricted shares vest, and the restrictions lapse, as follows: One-half of the restricted shares vest according to the following time schedule: 25% on June 23, 2006; 25% on June 23, 2007; 25% on June 23, 2008; and, 25% on June 23, 2009. The other one-half of the shares vest on the following dates based on achieving certain EBITDA targets for each of the 12-month periods ended on each of the vesting dates: 25% on June 30, 2006; 25% on June 30, 2007; 25% on June 30, 2008; and, 25% on June 30, 2009. As of April 1, 2006 none of the restricted shares have vested. The Company complies with SFAS No. 123R in recording and reporting for these restricted shares. The fair value of the restricted shares on the date of grant is estimated to be $690,000 and was determined based on the Company’s net asset value, prior to the application of negative goodwill, from the opening balance sheet on the date of acquisition. The fair value of the restricted shares is being charged to compensation expense over the four year vesting period of the restricted shares.

10. MANAGEMENT AGREEMENT

On June 10, 2005 the Company entered into a management agreement with H.I.G. Capital, LLC, its sponsor. Pursuant to the terms of this agreement, the sponsor will provide management, consulting and financial services to the Company, subject to the supervision of the Company’s Board. In exchange for these services the Company will pay its sponsor an annual management fee of $675,000. In addition to this fee, the sponsor is also entitled to additional compensation for the introduction or negotiation of any transaction not in the ordinary course of business or pursuant to which the Company acquires or disposes of any business operations. The amount of any such additional compensation shall be determined by good faith negotiations between the sponsor and the Company’s Board, except in the case of a sale of a majority of the Company’s stock or all or substantially all of its assets to a third party, the sponsor is entitled to 1% of the aggregate sale transaction value. The Company has also agreed to reimburse the sponsor for any expenses incurred in the performance of its duties under the management agreement. The agreement terminates in June 2015 or upon a material breach by either party that remains uncured after 10 business days’ notice to the breaching party.

The Company entered into a 12-month management services agreement with CITIC as part of the acquisition in June 2005 for the provision of services by a certain executive. The agreement calls for total payments of $551,000 plus a year-end 2005 payment of $500,000. The year-end 2005 payment was made in March 2006.

11. LITIGATION AND ENVIRONMENTAL

The State of Delaware has requested the Company to investigate part of its site for the existence of potential hazardous substances. The Company has submitted the requested information to the State of Delaware and has received no further communication on this matter. Accordingly, the outcome cannot be determined at this time. The Company recorded a $550,000 asset retirement reserve on the December 31, 2005 balance sheet to cover replacement and remediation of certain assets. $525,000 of the reserve was used in the thirteen weeks ended April 1, 2006 leaving a reserve balance of $25,000 on the balance sheet at March 31, 2006.

As part of the acquisition of the Company from CITIC USA Holdings, Inc. (“CITIC Holdings”) and pursuant to the Purchase Agreement, the Company is required to pay CITIC Holdings monies subsequent to the closing date related to a working capital adjustment and the settlement of a pro forma liability. The parties agreed to settle the working capital adjustment for $14.9 million. The Company paid CITIC Holdings $8 million in June 2005 and $6.9 million in August 2005 to settle the working capital adjustment. The Company estimates the pro forma liability to be $4.3 million and has recorded the liability on its balance sheet as of December 31, 2005. CITIC Holdings contends that the $8 million payment made in June 2005 relates to the pro forma liability and

CLAYMONT STEEL HOLDINGS, INC. (FORMERLY CITISTEEL USA HOLDINGS, INC.) AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

THREE MONTHS (13 WEEKS) ENDED APRIL 1, 2006 AND APRIL 2, 2005

not to the working capital adjustment and filed suit on October 14, 2005 in Delaware asking for an additional $8 million payment to be made to settle the working capital adjustment. The suit also asks the court to require the Company to pay an additional $3.2 million to settle the pro forma liability. The Company believes that the issue between the two parties relates to the timing of the payments for the working capital adjustment and the pro forma liability and will not involve any payments above the $4.3 million accrued on its balance sheet.

In addition, certain claims and suits have been filed or are pending against the Company. In the opinion of management, all matters are adequately covered by insurance or, if not covered, involve such amounts, which would not have a material effect on the consolidated financial position or results of operations of the Company if disposed of unfavorably.

12. SUBSEQUENT EVENTS

On May 3, 2006, $1.89 million of Senior Secured Floating Rate Notes were repurchased by the Company pursuant to the Excess Cash Flow covenant for the period ending December 31, 2005.

On June 14, 2006, Holdings paid a $70 million dividend ($69.51 per share) to its stockholders.

On July 6, 2006, Holdings issued $75 million of Senior Secured Pay-In-Kind Notes due in 2010.

On August 3, 2006, Holdings changed its name from CitiSteel USA Holdings, Inc. to Claymont Steel Holdings, Inc. and CitiSteel USA, Inc. changed its name to Claymont Steel, Inc. The name change was made to establish a separate corporate identity from CITIC. As a result of the name change, the Company will write off the value of the trade name included in its intangible assets.

Shares

CLAYMONT STEEL HOLDINGS, INC.

Common Stock

PROSPECTUS

                    , 2006

Jefferies & Company

Until                     , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table shows the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and The Nasdaq Global Market listing fee.

SEC registration fee		$12,305
NASD filing fee		$12,000
Nasdaq Global Market listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent’s fees		*
Blue sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or DGCL, provides that a Delaware corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

The DGCL further authorizes a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

The amended and restated bylaws of our company, as well as our certificate of incorporation, provide for the indemnification our directors and officers to the fullest extent authorized by law. Our certificate of incorporation provides that, to the fullest extent permitted by the DGCL, a director shall not be liable for monetary damages for breach of the director’s fiduciary duty. We have purchased insurance on behalf of our directors and officers.

Item 15. Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, the registrant has not sold its securities without registration under the Securities Act of 1933 except as described below:

On May 19, 2005, pursuant to a Contribution Agreement, 1,000,000 shares of Claymont Steel Holdings, Inc.’s common stock, par value, $0.001 per share were issued to H.I.G. Capital LLC, Inc. in exchange for 1,000 shares of common stock, par value $0.001 per share of Claymont Steel, Inc. The issuance of stock to H.I.G. Capital LLC, Inc. was made in a private placement pursuant to 4(2) of the Securities Act and therefore was exempt from registration under the Securities Act.

On July 8, 2005, we granted 6,712 shares of our restricted stock, representing 0.6667% of our then outstanding common stock to our Chief Executive Officer Jeff Bradley. The grant of restricted stock to Jeff Bradley was made in a private placement pursuant to 4(2) of the Securities Act and therefore was exempt from registration under the Securities Act.

On July 6, 2006, Claymont Steel Holdings, Inc. issued (i) $75,000,000 in aggregate principal amount of Senior Secured Pay-In-Kind Notes due 2010. The sale of the notes to Jefferies & Company, Inc. was made in a private placement pursuant to 4(2) of the Securities Act. The initial resale of the notes by Jefferies & Company, Inc. was made to qualified institutional buyers pursuant to Rule 144A, Rule 501(a)(1), (2), (3) and (7), and Regulation S under the Securities Act and, therefore, was exempt from registration under Section 4(2) of the Securities Act.

No other sales of the registrant’s securities have taken place within the last three years.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description of Exhibits
1.1	Form of Underwriting Agreement**

3.1	Certificate of Incorporation of Claymont Steel Holdings, Inc.*

3.2	Bylaws of Claymont Steel Holdings, Inc.*

4.1	Indenture, dated as of July 6, 2006, between CitiSteel USA Holdings, Inc., as Issuer, and The Bank of New York, as Trustee and as Collateral Agent, with respect to the Senior Secured Pay-In-Kind Notes due 2010*

4.2	Form of Senior Secured Pay-In-Kind Note due 2010 (included as Exhibit A to the Indenture (Exhibit 4.1))*

4.3	Indenture, dated as of August 25, 2005, among CitiSteel USA, Inc., the Guarantor named therein and The Bank of New York as Trustee and Collateral Agent, with respect to the Senior Secured Floating Rate Notes Due 2010 (previously filed as Exhibit 4.1 to the Registration Statement on Form S-4 (File No. 333-131812) of Claymont Steel, Inc. filed with the Commission on February 13, 2006)

4.4	Form of Senior Secured Floating Rate Note due 2010 (included as Exhibit A to the Indenture (Exhibit 4.1)) (previously filed as Exhibit 4.2 to the Registration Statement on Form S-4 (File No. 333-131812) of Claymont Steel, Inc. filed with the Commission on February 13, 2006)

4.5	Registration Rights Agreement, dated as of August 25, 2005, between CitiSteel USA, Inc. and Jefferies & Company, Inc. (previously filed as Exhibit 4.3 to the Registration Statement on Form S-4 (File No. 333-131812) of Claymont Steel, Inc. filed with the Commission on February 13, 2006)

Exhibit Number	Description of Exhibits
4.6	Registration Rights Agreement between H.I.G. Capital LLC, Inc. and CitiSteel USA Holdings, Inc., dated as of , 2006**

5.1	Legal Opinion of Morgan, Lewis & Bockius LLP**

10.1	Financing Agreement, dated as of August 25, 2005, between the Lenders party thereto, U.S. Bank National Association, as Agent and CitiSteel USA, Inc., as Borrower (previously filed as Exhibit 10.1 to the Registration Statement on Form S-4 (File No. 333-131812) of CitiSteel USA, Inc. filed with the Commission on February 13, 2006)

10.2	First Amendment to Financing Agreement dated April 21, 2006*

10.3	Second Amendment to Financing Agreement dated July 6, 2006*

10.4	Security Agreement, dated as of July 6, 2006 between The Bank of New York, as Collateral Agent for the benefit of Secured Creditors and CitiSteel USA Holdings, Inc.*

10.5	Stock Pledge Agreement, dated as of July 6, 2006 by CitiSteel USA, Inc. and The Bank of New York as Collateral Agent for the benefit of Secured Creditors*

10.6	Security Agreement, dated as of August 25, 2005 (CitiSteel USA, Inc.) (previously filed as Exhibit 10.2 to the Registration Statement on Form S-4 (Filed No. 393-131812) of CitiSteel USA, Inc. filed with the Commission on February 13, 2006)

10.7	Security Agreement, dated as of August 25, 2005 (CitiSteel PA, Inc.) (previously filed as Exhibit 10.3 to the Registration Statement on Form S-4 (File No. 333-131812) of CitiSteel USA, Inc. filed with the Commission on February 13, 2006)

10.8	Stock Pledge Agreement, dated as of August 25, 2005 (previously filed as Exhibit 10.4 to the Registration Statement on Form S-4 (File No. 333-131812) of CitiSteel USA, Inc. filed with the Commission on February 13, 2006)

10.9	Purchase Agreement, dated as of June 29, 2006 between CitiSteel USA Holdings, Inc. and Jefferies & Company, Inc.*

10.10	Purchase Agreement, dated as of August 18, 2005 between CitiSteel USA, Inc. and Jefferies & Company, Inc. (previously filed as Exhibit 10.5 to the Registration Statement on Form S-4 (File No. 333-131812) of CitiSteel USA, Inc. filed with the Commission on February 13, 2006)

10.11	Intercreditor Agreement, dated as of July 6, 2006 by and among CitiSteel USA Holdings, Inc., U.S. Bank National Association, as agent, and The Bank of New York, as trustee*

10.12	Intercreditor Agreement, dated as of August 25, 2005, among CitiSteel USA, Inc., H.I.G. SteelCo Holdings, Inc., CitiSteel PA, Inc., U.S. Bank National Association, as Agent and The Bank of New York as Trustee (previously filed as Exhibit 10.6 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-131812-01) of CitiSteel USA, Inc. filed with the Commission on April 21, 2006)

10.13	Management Agreement, dated as of June 10, 2005 between H.I.G. Capital, LLC and H.I.G. SteelCo. Inc. (previously filed as Exhibit 10.7 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-131812-01) of Claymont Steel USA, Inc. filed with the Commission on April 21, 2006)

10.14	Employment Agreement between Jeff Bradley and H.I.G. SteelCo Holdings, Inc. (previously filed as Exhibit 10.8 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-131812-01) of Claymont Steel USA, Inc. filed with the Commission on April 21, 2006)

Exhibit Number	Description of Exhibits
10.15	Restricted Shares Agreement between Jeff Bradley and H.I.G. SteelCo Holdings, Inc. (previously filed as Exhibit 10.9 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-131812-01) of Claymont Steel USA, Inc. filed with the Commission on April 21, 2006)

10.16	Tax Sharing Agreement, dated July 6, 2006 among CitiSteel USA Holdings, Inc., CitiSteel USA, Inc. and CitiSteel PA, Inc.*

21.1	List of subsidiaries*

23.1	Consent of Deloitte & Touche LLP*

23.2	Consent of Crowe Chizek and Company LLC*

23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)**

24.1	Powers of Attorney (included on signature pages)*

*	Filed herewith.
**	To be filed by amendment.

Item 17. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on August 4, 2006.

CLAYMONT STEEL HOLDINGS, INC.

By:	/s/ JEFF BRADLEY
Name: Jeff Bradley Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Jeff Bradley as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	CAPACITY IN WHICH SIGNED	DATE

/S/ JEFF BRADLEY Jeff Bradley	Chief Executive Officer	August 4, 2006

/S/ ALLEN EGNER Allen Egner	Vice President, Finance	August 4, 2006

/S/ STEVE LUNDMARK Steve Lundmark	Vice President, Sales & Marketing	August 4, 2006

/S/ SAMI MNAYMNEH Sami Mnaymneh	Director	August 4, 2006

/S/ MATTHEW SANFORD Matthew Sanford	Director	August 4, 2006

/S/ JEFFREY ZANARINI Jeffrey Zanarini	Director	August 4, 2006